As filed with the Securities and Exchange Commission on March 31, 2006.

Registration No. 333-

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HERITAGE FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Washington	6022	91-1857900
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

201 5th Avenue, S.W.

Olympia, Washington 98501

(360) 943-1500

(Address, including ZIP code, and telephone number, including area code, of registrant’s principal executive office)

Robert L. Ducklo III, Esq.

Gerrish McCreary Smith, PC

700 Colonial Road, Suite 200

Memphis, Tennessee 38117

(901) 767-0900

(Name and address, including ZIP code, and telephone number, including area code, of agent for service)

with a copy to:

Glen P. Garrison, Esq.

Keller Rohrback L.L.P.

1201 Third Avenue, Suite 3200

Seattle, Washington 98201-3052

(206) 623-1900

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the merger as described in the enclosed Proxy Statement/Prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)
Common Stock, no par value	390,166	$22.09	$4,040,040	$432.32

(1)	Represents the maximum number of shares of common stock, no par value, estimated to be issuable by Heritage Financial Corporation (“Heritage”) upon consummation of the acquisition of Western Washington Bancorp, (“WWB”) by Heritage, including shares to be issued with respect to WWB options.
(2)	Calculated in accordance with Rules 457(c) and 457(f) under the Securities Act of 1933, the proposed maximum offering price is computed by multiplying (A) the book value of WWB common stock on December 31, 2005 ($22.09) by (B) 182,890 (the maximum number of shares of WWB expected to be exchanged for the common stock being registered, including shares to be issued with respect to WWB options).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED

YOUR VOTE IS VERY IMPORTANT

Dear Shareholders:

You are cordially invited to attend a special meeting of shareholders of Western Washington Bancorp, Inc. (“WWB”), to be held on                     , 2006, at   :00 p.m., at WWB’s main office located at 32303 Pacific Highway South, Federal Way, Washington 98003.

At the special meeting, you will be asked to vote upon a proposal to approve the Agreement and Plan of Mergers dated as of January 24, 2006 (the “Merger Agreement”), by and among Heritage Financial Corporation (“Heritage”), and its wholly owned subsidiary Heritage Bank, and WWB and its wholly owned subsidiary Washington State Bank, NA under which WWB will merge into Heritage, and WSB will merge into Heritage Bank.

Under the terms of the Merger Agreement, WWB shareholders will receive 1.2530 shares of Heritage common stock and $20.36 in cash for each of their shares of WWB common stock, pending adjustment. Based on the closing price of Heritage common stock on March 23, 2006 ($27.90), the implied value of one shares of WWB common stock on that date was $55.32. The actual value will fluctuate, reflecting any fluctuation in the value of Heritage common stock between March 23, 2006 and the date of closing. As a result of an adjustment pursuant to Section 1.3(C) of the Merger Agreement, WWB stockholders will receive an additional $0.50 per share, which shall be paid, at the discretion of Heritage, in cash, stock or a combination thereof. Heritage’s common stock trades on the NASDAQ National Market under the symbol “HFWA.”

If the merger is completed, WWB shareholders will own approximately 3.2% of the outstanding common stock of Heritage. We cannot complete the merger unless we obtain approval from WWB shareholders by the affirmative vote of at least two-thirds of the outstanding shares, in addition to regulatory approvals and certain other conditions described in this Proxy Statement/Prospectus. As a result, YOUR VOTE IS VERY IMPORTANT. We urge you to complete, sign, and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope whether or not you plan to attend the special meeting. If you attend the meeting, you may vote in person even if you previously returned your proxy card. If you do not vote or if you abstain from voting, your actions will have the same effect as a vote against the merger.

No vote of Heritage shareholders is required to complete the merger.

This Proxy Statement/Prospectus gives you detailed information about the merger and includes a copy of the Merger Agreement. You should read both carefully. This document is a proxy statement that WWB is using to solicit proxies for use at its special meeting of shareholders. It is also a prospectus relating to Heritage’s issuance of its shares of common stock in connection with the merger. Before you make a decision on how to vote on the merger, you should consider the “Risk Factors” beginning on page 16 of this Proxy Statement/Prospectus.

Your board of directors has approved the merger and believes it is in the best interests of WWB and its shareholders.

The board of directors unanimously recommends that you vote “FOR” the merger proposal.

Sincerely,

/s/    L. ANTHONY TEBEAU

L. Anthony Tebeau

President and CEO

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Heritage common stock to be issued in the merger or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This Proxy Statement/Prospectus is dated                     , 2006, and was first mailed to shareholders on or about                     , 2006.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Heritage from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request.

You can obtain documents related to Heritage that are incorporated by reference in this document (including any exhibits that are incorporated by reference in such documents) by requesting them in writing or by telephone from:

Heritage Financial Corporation

201 5th Avenue, S.W.

Olympia, Washington 98501

Attn: Edward Cameron, Chief Financial Officer

(360) 943-1500

Only limited financial information is required to be provided about Western Washington Bancorp in this document under the rules of the Securities & Exchange Commission. Additional financial information about Western Washington Bancorp including copies of financial statements, is available to you without charge upon your written or oral request to:

Western Washington Bancorp

32303 Pacific Highway South

Federal Way, Washington 98003

Attn: Paula A. Vinson, Chief Financial Officer

(253) 941-8541

If you would like to request documents please do so by                     , 2006, in order to receive them before the special meeting of shareholders.

See “Where You Can Find More Information” on page 68.

WESTERN WASHINGTON BANCORP

32303 Pacific Highway South

Federal Way, Washington 98003

(235) 941-8541

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD                     , 2006

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Western Washington Bancorp (“WWB”) will be held at the company’s main office located at 32303 Pacific Highway South, Federal Way, Washington 98003, on             , 2006 at     :00 p.m., for the following purpose:

1. MERGER AGREEMENT.

To consider and vote upon a proposal to approve the Agreement and Plan of Mergers dated as of January 24, 2006, by and among Western Washington Bancorp (“WWB”), Washington State Bank, NA (“WSB”), Heritage Financial Corporation (“Heritage”) and Heritage Bank, a copy of which is attached as Appendix A to the accompanying Proxy Statement/Prospectus, pursuant to which WWB will merge into Heritage and WSB will merge into Heritage Bank on the terms and subject to the conditions contained in the Merger Agreement.

2. OTHER MATTERS.

If necessary, to consider and act upon a proposal to adjourn the meeting to permit us to solicit additional proxies if we do not have sufficient votes to approve the merger as of the date of the meeting.

The proposed merger transaction is discussed more fully in the Proxy Statement/Prospectus attached to this notice. We urge you to read this document and its appendices carefully.

We have fixed the close of business on                     , 2006, as the record date for establishing shareholders entitled to notice of, and to vote at, the meeting or any adjournment thereof. We cannot complete the merger unless the holders of a majority of the shares of WWB common stock outstanding on the record date vote to approve the Merger Agreement.

WWB shareholders have the right to dissent from the merger and obtain payment of the fair value of their WWB shares under Washington law. A copy of the applicable Washington statutory provisions regarding dissenters’ rights is attached as Appendix B to the accompanying Proxy Statement/Prospectus. For details of your dissenters’ rights and applicable procedures, please see the discussion under the heading “The Merger—Dissenters’ Rights” beginning on page 36 of the attached proxy statement/prospectus.

THE BOARD OF DIRECTORS OF WWB UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” APPROVAL OF THE MERGER AGREEMENT.

By Order of the Board of Directors,

/s/ Paula Vinson

Paula Vinson, Secretary

Your vote is important regardless of the number of shares you own. Whether or not you expect to attend the meeting, please sign, date and promptly return the accompanying proxy card using the enclosed postage-prepaid envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting.

QUESTIONS AND ANSWERS

ABOUT THE MERGER AND SPECIAL MEETING

What is the proposed transaction?

WWB has agreed to merge with Heritage, with Heritage being the surviving corporation. Immediately thereafter, WSB will merge with Heritage Bank, with Heritage Bank being the surviving bank.

What will I receive in the merger?

Under the Merger Agreement, unless you perfect your statutory dissenters’ rights, you will receive 1.2530 shares of Heritage common stock, $20.36 in cash for each of your WWB shares and additional consideration equal to $0.50 per share (which may be paid in cash, stock, or a combination thereof, at the election of Heritage) as a result of an adjustment pursuant to Section 1.3(C) of the Merger Agreement. You also may receive additional Heritage stock and/or cash if Heritage’s stock price falls below $21.25 per share. Cash will be paid for fractional shares. The value of the stock you receive will vary depending on the market price of Heritage common stock upon completion of the merger.

When will the merger occur?

We presently expect to complete the merger in the second quarter of 2006. The merger will occur after approval of the shareholders of WWB is obtained and the other conditions to the merger are satisfied or waived. Heritage and WWB are working toward completing the merger as quickly as possible.

When should I send in my stock certificates?

Please DO NOT send in your stock certificates with your proxy card. YOU SHOULD FOLLOW THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL WHEN SENT REGARDING HOW AND WHEN TO SURRENDER YOUR STOCK CERTIFICATES.

What are the tax consequences of the merger to me?

We expect that for United States federal income tax purposes, the merger will be considered a tax-free reorganization, which means that you will not recognize any taxable gain or loss with respect to the exchange of your shares of WWB common stock for Heritage common stock and will have a carry-over basis and holding period from your WWB shares. To the extent you receive cash in the merger, you will recognize gain or loss. We urge you to consult your tax advisor to fully understand the tax consequences of the merger to you.

When and where will the special meeting take place?

WWB will hold a special meeting of its shareholders on             , 2006, at     :00 p.m., at the company’s main office at 32303 Pacific Highway South, Federal Way, Washington 98003.

How do I vote?

To vote, please indicate on the enclosed proxy card how you want to vote and then sign, date, and mail your proxy card in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting.

Why is my vote important?

Approval of the Merger Agreement requires the affirmative vote of at least two-thirds of WWB’s shares. Therefore, if you fail to vote, that will have the same effect as voting against approval of the Merger Agreement.

If my shares are held in “street name” by my broker, will my broker vote my shares for me?

Yes, but only if you give your broker instructions on how to vote your shares. Consequently, it is important that you follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you fail to instruct your broker on how to vote your shares, the effect will be the same as if you voted against the merger.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card, but do not provide instructions on how to vote your shares, your shares will be voted “FOR” approval of the Merger Agreement.

Can I change my vote after I have mailed my signed proxy card?

Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your own name, you may change your vote as follows:

•	You may send a written notice stating that you would like to revoke your proxy and provide new instructions on how to vote;

•	You may complete and submit a new proxy card; or

•	You may attend the meeting and vote in person. If you intend to vote in person and your shares are held by a broker, you should contact your broker for instructions.

If you choose either the first or second method above, you must submit your notice of revocation or your new proxy card to WWB’s secretary prior to or at the special meeting.

If your shares are held in “street name” by a broker and you have instructed the broker to vote your shares, you must follow instructions received from your broker to change your vote.

Who may vote at the meeting?

The board of directors of WWB has set                     , 2006, as the record date for the meeting. If you were the owner of WWB common stock at the close of business on                     , 2006, you may vote at the meeting.

How soon after the merger is completed can I expect to receive my Heritage common stock?

Heritage will work with its exchange agent to issue shares and pay cash as promptly as practicable following the completion of the merger.

What do I need to do now?

You should carefully read this Proxy Statement/Prospectus, including the appendices, for important information about the merger, the companies and the special meeting of shareholders. Additional information about Heritage that may be important to you is incorporated by reference into this document from documents separately filed by Heritage with the Securities and Exchange Commission (“SEC”). This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC. You can find those documents online on the SEC website at http://www.sec.gov.

Following review of this Proxy Statement/Prospectus, please complete, sign, and date the enclosed proxy card and return it in the enclosed envelope as soon as possible so that your shares can be voted at WWB’s special meeting of shareholders.

What if I choose not to read the incorporated documents?

Information contained in a document that is incorporated by reference is part of this Proxy Statement/Prospectus, unless it is superseded by information contained directly in this Proxy Statement/Prospectus or in documents filed with the SEC after the date of this Proxy Statement/Prospectus. Information that is incorporated from another document is considered to have been disclosed to you WHETHER OR NOT YOU CHOOSE TO READ THE DOCUMENT.

What risks should I consider?

You should review carefully our discussion of “Risk Factors” beginning on page 16. You should also review the factors considered by WWB’s board of directors in approving the Merger Agreement. See “The Merger—Background of the Merger” beginning on page 22 and “The Merger—Reasons of WWB for the Merger” beginning on page 23.

Who can help answer my questions?

You may write or call L. Anthony Tebeau or Paula A. Vinson at 32303 Pacific Highway South, Federal Way, Washington 98003 (253) 941-8541, with any questions about the merger or WWB’s special meeting of shareholders.

This Proxy Statement/Prospectus does not cover any resale of the securities to be received by shareholders of WWB upon consummation of the proposed merger, and no person is authorized to make any use of this Proxy Statement/Prospectus in connection with any such resale.

The date of this Proxy Statement/Prospectus is                     , 2006.

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers,” highlights selected information about this Proxy Statement/Prospectus. We urge you to read carefully the entire Proxy Statement/Prospectus and any other documents to which we refer to fully understand the merger. The Agreement and Plan of Mergers is attached as Appendix A to this proxy statement/prospectus. Each item in the summary refers to the page in this Proxy Statement/Prospectus where that subject is discussed in more detail.

Information About Heritage and WWB (see page 41).

Heritage Financial Corporation

201 Fifth Avenue SW

Olympia, Washington 98501

(360) 943-1500

Heritage is a bank holding company headquartered in Olympia, Washington, that engages in a general banking business primarily through its banking subsidiaries, Heritage Bank and Central Valley Bank.

Heritage Bank is a Washington state-chartered commercial bank that engages in a general banking business through thirteen locations in Pierce, Thurston and Mason Counties in the South Puget Sound-region of Washington. Heritage Bank provides a variety of financial products and services for both business and individual customers, including deposit, loan and mortgages designed to meet the financial needs of its customers. Deposits of Heritage Bank are insured by the FDIC.

Central Valley Bank is a Washington state-chartered commercial bank that engages in a general banking business through six locations in Yakima and Kittitas Counties in central Washington. Central Valley Bank provides a variety of financial products and services for both business and individual customers, including deposit, loan and mortgages designed to meet the financial needs of its customers. Deposits of Central Valley Bank are insured by the FDIC.

As of December 31, 2005, Heritage had total assets of approximately $751 million, total net loans receivable and loans held for sale of approximately $644 million, total deposits of approximately $637 million and approximately $66 million in shareholders’ equity. Heritage’s common stock trades on the NASDAQ National Market under the symbol “HFWA”.

Western Washington Bancorp

32303 Pacific Highway South

Federal Way, Washington 98003

(253) 941-8541

WWB is a bank holding company headquartered in Federal Way, Washington, that engages in a general banking business through its banking subsidiary, WSB.

WSB is a nationally-chartered commercial bank headquartered in Federal Way, Washington, that provides banking services to businesses and to individuals through its one location in Federal Way. As of December 31, 2005, WWB had total assets of approximately $56.8 million, total loans receivable of approximately $43.5 million, total deposits of approximately $47.8 million and approximately $3.7 million in shareholders’ equity. Deposits of WSB are insured by the FDIC.

WWB Will Merge into Heritage (see page 20).

The Merger Agreement provides for the merger of WWB into Heritage and the merger of WSB into Heritage Bank. In the merger, your shares of WWB common stock will be exchanged for shares of Heritage common stock and cash. After the merger, you will no longer own shares of WWB, and the separate existence of WWB will cease. The directors of Heritage and Heritage Bank before the merger will continue to serve as the directors of Heritage and Heritage Bank.

The Merger Agreement is attached as Appendix A to this document. We encourage you to read the Merger Agreement in its entirety.

WWB Special Meeting (see page 19).

The special meeting of shareholders of WWB will be held at WWB’s main office at 32303 Pacific Highway South, Federal Way, Washington 98003, on                     , 2006, at     :00 p.m., local time. At the meeting you will be asked to consider and vote upon a proposal to approve the Merger Agreement and, if necessary, to consider and act upon a proposal to adjourn the meeting to permit us to solicit additional proxies if we do not have sufficient votes to approve the merger as of the date of the meeting.

You will be entitled to vote at the WWB special meeting if you owned WWB common stock at the close of business on                     , 2006. As of that date there were                      shares of WWB common stock entitled to be voted at the special meeting.

Approval of the Merger Agreement Requires the Affirmative Vote of Two-Thirds the Outstanding Shares of WWB Common Stock (see page 19).

In order to approve the Merger Agreement, at least two-thirds of the outstanding shares of WWB common stock as of the record date must be voted at the special meeting in favor of approval. Heritage shareholders do not have to vote on the transaction.

As of the record date for the meeting, directors, executive officers and 10% shareholders of WWB, owned approximately 43% (including shares issuable upon exercise of outstanding options) of the outstanding shares of WWB common stock. The directors, executive officers and principal shareholders of WWB have agreed to vote their shares in favor of adoption of the Merger Agreement.

What WWB Shareholders Will Receive in the Merger (see page 20).

WWB shareholders will receive 1.2530 shares of Heritage common stock and $20.36 in cash for each share of WWB common stock upon completion of the merger. We sometimes refer to this ratio as the “exchange ratio.” Heritage will not issue any fractional shares. WWB shareholders entitled to a fractional share will instead receive an additional amount in cash equal to 1.2530 times the average closing price of Heritage common stock on the NASDAQ National Market for the 30-trading day period ending on the third day prior to the effective date of the merger multiplied by the fractional share they are entitled to receive.

Example: If you hold 1,025 shares of WWB common stock, you will receive 1,284 shares of Heritage common stock, a cash payment of $20,869 plus an additional cash payment of $6.62 instead of the 0.3250 of a share that you otherwise would have received (i.e., 1,025 shares x 1.2530 = 1,284.3250 shares).

WWB shareholders will also receive additional consideration equal to $0.50 per share (which may be paid in cash, stock, or a combination thereof, at the election of Heritage) as a result of an adjustment pursuant to Section 1.3(C) of the Merger Agreement. WWB shareholders may also receive additional shares of Heritage stock and/or cash in the event Heritage’s average stock price falls below $21.25. See “The Merger—Possible Adjustment to Per Share Consideration Paid.” on page 21.

The actual value of Heritage common stock received will depend on the market price of Heritage common stock on the NASDAQ National Market at the time of the merger.

WWB’s Reasons for the Merger (see page 23).

In reaching its determination to approve the Merger Agreement, the WWB board of directors consulted with WWB’s management and its financial and legal advisors, and considered a number of factors, including:

•	The value of the exchange ratio;

•	The dividends and liquidity available to WWB shareholders if they received Heritage stock in exchange for their shares of WWB stock;

•	The information presented by McAdams Wright Ragen, Inc. (“MWRI”) to the WWB board with respect to the merger and the opinion of MWRI that, as of the date of that opinion, the exchange ratio was fair to the holders of WWB common stock from a financial point of view (see “The Merger—Opinion of WWB’s Financial Advisor” on page 25);

•	The benefits to WWB and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

•	The continued rapid consolidation in the financial services industry and competitive effects of the increased consolidation on smaller financial institutions such as WWB; and

•	The expected impact of the merger on the constituencies served by WWB, including its customers, depositors, employees and communities.

These factors and others are more fully discussed under the heading “The Merger—Reasons of WWB for the Merger” beginning on page 23.

Certain Federal Income Tax Consequences (see page 29).

We expect to receive a tax opinion from tax counsel for Heritage opining that the merger will be treated as a “reorganization” for federal income tax purposes. If the merger is so treated, WWB shareholders generally will not recognize any gain or loss on the conversion of shares of WWB common stock into shares of Heritage common stock although the receipt of cash for WWB shares will be a taxable event. This tax treatment may not apply to some WWB shareholders. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

The WWB Board of Directors Unanimously Recommends Shareholder Approval of the Merger (see page 23).

WWB’s board of directors believes that the merger is in the best interests of the WWB shareholders and has unanimously approved the Merger Agreement. WWB’s board of directors recommends that WWB shareholders vote “FOR” approval of the Merger Agreement.

WWB’s Financial Advisor Says the Exchange Ratio is Fair, from a Financial Point of View, to WWB Shareholders (see page 25).

MWRI has served as financial advisor to WWB in connection with the merger and has given an opinion to WWB’s board of directors that, as of January 24, 2006 (the date WWB’s board of directors voted to approve the merger) and as of the date of this Proxy Statement/Prospectus, the exchange ratio that WWB shareholders will receive is fair to WWB shareholders from a financial point of view. A copy of the opinion delivered by MWRI is attached to this document as Appendix C. WWB shareholders should read the opinion carefully to understand the assumptions made, matters considered and limitations of the review undertaken by MWRI in providing its opinion.

WWB’s Officers and Directors Have Interests in the Merger that Are Different from or in Addition to Their Interests as Shareholders (see page 28).

In addition to their interests as shareholders, the directors and executive officers of WWB each have interests in the merger that are different from your interests, including stock options and certain other compensatory arrangements discussed under the heading “Interests of Certain Persons in the Merger” beginning on page 28 of this Proxy Statement/Prospectus. WWB’s board of directors was aware of these interests and took them into account in its decision to approve the Merger Agreement.

As of the record date, the directors, executive officers and principal shareholders of WWB owned and are entitled to vote 47,389 shares of WWB common stock, which, when added to the 12,832 options owned by these WWB insiders, represents approximately 33% of the outstanding shares of WWB common stock.

The Merger Is Expected to Occur in the Second Quarter of 2006 (see page 22).

The merger is expected to occur as soon as practicable after all the conditions to its completion under the Merger Agreement have been satisfied or waived. Currently, we anticipate that the merger will occur in the second quarter of 2006. However, we cannot assure you when or if the merger will occur.

Completion of the Merger Is Subject to Satisfaction or Waiver of Certain Conditions (see page 32).

Completion of the merger is subject to the satisfaction or waiver of several conditions including, but not limited to:

•	compliance by WWB and WSB with Section 3.12 of the Merger Agreement prohibiting WSB, subsequent to the execution of the Merger Agreement, from making any new loan outside of its trade territory of King and Pierce Counties, Washington, extend credit or account for loans and leases other than in accordance with existing lending policies and accounting practices, or make any new loan, a loan extension or renewal in a principal amount which exceeds $250,000, other than in accordance with the loan reporting process agreed to by the Parties;

•	compliance by WWB with Section 6.2(L) of the Merger Agreement requiring that on the Effective Date WWB have no less than $3,609,000 in minimum consolidated equity capital;

•	receipt by Heritage of agreements from each affiliate of WWB relating to restrictions on disposition of Heritage shares received by such affiliates;

•	the number of shares of WWB common stock for which dissenters’ rights of appraisal are perfected as of the effective date or payable in cash for fractional shares shall not exceed 15% of the outstanding shares;

•	compliance by WWB with Section 6.2(M) of the Merger Agreement requiring that prior to the Effective Date written confirmation be delivered to Heritage by WWB stating that WWB has redeemed and paid off its outstanding trust preferred securities and that all tax returns for the statutory trust have been filed with no further current or potential liability to Heritage;

•	compliance by WWB with Section 6.2(N) of the Merger Agreement requiring that prior to the Effective Date Heritage shall have received written agreement from the landlord of WWB’s and WSB’s main office building permitting Heritage to assume the existing lease and the existing extension (authorizing continued occupation through 2017) with no assumption fee;

•	compliance by WWB with Section 6.2(O) of the Merger Agreement requiring that as of the effective date, WSB’s lease on its second office site be terminated at no cost and with no penalty to Heritage or to WWB or WSB, the building at that site be removed from the books of WWB, WSB and Washington State Bank Real Estate Holdings, Inc. (“Holdings”) at a loss after tax not exceeding $101,640, and that the building is to be sold for cash with no financing provided by WWB or WSB;

•	compliance by WWB with Section 6.2(P) of the Merger Agreement requiring that the cost of certain recommended improvements to the main office of WSB shall be borne by WSB, which costs shall not exceed $25,000;

•	receipt of noncompetition and nonsolicitation agreements from each director of WWB and WSB, and from its President and Chief Executive Officer, L. Anthony Tebeau;

•	approval of the Merger Agreement by shareholders holding two-thirds or more of the outstanding shares of WWB common stock;

•	approval of the merger by federal and state regulatory authorities;

•	the absence of any material adverse change in (i) the business, property, assets (including loan portfolios), liabilities, or financial or other condition of WWB or Heritage, or (ii) the ability of WWB or Heritage to complete the merger; and

•	receipt by Heritage and WWB of legal and tax opinions.

We May Not Complete the Merger Without All Required Regulatory Approvals (see page 35).

The merger must be approved by the Federal Deposit Insurance Corporation (FDIC) and the Washington Department of Financial Institutions, and a waiver obtained from the Federal Reserve pursuant to its regulations. We filed the applications with the FDIC and the Department of Financial Institutions, seeking such approval on March 31, 2006, and will request the Federal Reserve’s waiver upon obtaining FDIC approval. We expect to obtain all such regulatory approvals, although we cannot be certain if or when we will obtain them.

Termination of the Merger Agreement (see page 38).

Heritage and WWB can mutually agree to abandon the merger (and terminate the Merger Agreement) at any time prior to the time the merger is completed, even after shareholder approval. Also, either WWB or Heritage can decide, without the consent of the other, to abandon the merger in a number of situations, including:

•	The other party breaches a representation, warranty or covenant in the Merger Agreement, and the breach is not cured within 30 days following receipt by the breaching party of written notice of the breach (or the breach, by its nature, cannot be cured prior to the closing), provided that in the case of a representation or warranty, the breach would have a material adverse effect on the breaching party;

•	There has been a material adverse change in the business, property, liabilities, prospects, or condition (financial or otherwise) of the other party, or in its ability to complete the merger;

•	The merger has not been completed by June 30, 2006; or

•	A regulatory authority denies a necessary approval or issues an order preventing the merger.

Subject to certain conditions, WWB’s board of directors may terminate the Merger Agreement if (i) WWB receives an unsolicited acquisition proposal from a third party that the WWB board determines in good faith, consistent with its fiduciary duties upon advice of its counsel, to be more favorable to WWB and its shareholders than the Heritage transaction, or (ii) its financial advisor, MWRI, withdraws its fairness opinion.

Heritage may also terminate the Merger Agreement if, prior to the effective date of the merger, the average closing price of Heritage common stock during the 30 day trading period ending three trading days prior to the effective date of the merger is less than $19.00. See “The Merger—Termination of the Merger Agreement-General” beginning on page 38.

WWB and Heritage Must Pay a Termination Fee to the Other Party Under Certain Circumstances (see page 39).

Under the Merger Agreement, WWB must pay Heritage a termination fee of $500,000 if WWB terminates the Merger Agreement in order to accept a superior acquisition proposal. WWB would also have to pay the $500,000 termination fee if either:

•	WWB’s board of directors fails to recommend approval of the transaction by its shareholders or MWRI withdraws its fairness opinion, the Merger Agreement is terminated and WWB enters into an acquisition agreement with a third party on or before June 30, 2007.

•	A third party makes an acquisition proposal with respect to WWB that is known to WWB and has been publicly announced or otherwise become public, and thereafter, both of the following occur:

(1)	the Merger Agreement is terminated by WWB because WWB shareholders fail to approve the merger, and

(2)	WWB consummates an acquisition agreement with a third party on or before June 30, 2007.

Heritage and WWB are required to pay a $500,000 termination fee to the other party if the merger is terminated because that party materially breaches the Merger Agreement or fails to timely perform its obligations under the Merger Agreement.

Effect of Merger on Rights of WWB Shareholders (see page 63).

The rights of WWB shareholders are governed by Washington law, as well as WWB’s articles of incorporation and bylaws. After completion of the merger, the rights of the former WWB shareholders receiving Heritage common stock in the merger will still be governed by Washington law, but subject to Heritage’s articles of incorporation and bylaws. Although Heritage’s articles of incorporation and bylaws are similar in many ways to WWB’s articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of WWB shareholders.

Dissenters’ Rights of Shareholders (see page 36).

WWB shareholders have the right under Washington law to dissent from the merger, obtain an appraisal of the fair value of their WWB shares, and receive cash equal to the appraised fair value of their WWB shares instead of receiving the merger consideration. To exercise dissenters’ rights, among other things, a WWB shareholder must (i) notify WWB prior to the vote of its shareholders on the transaction of the shareholder’s intent to demand payment for the shareholder’s shares, and (ii) not vote in favor of the Merger Agreement. Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the shares of WWB common stock represented by proxy are to be voted will constitute a vote in favor of the Merger Agreement and a waiver of such shareholder’s statutory dissenters’ rights. A shareholder electing to dissent from the merger must strictly comply with all procedures required under Washington law. These procedures are described more fully beginning on page 36 of this Proxy Statement/Prospectus, and a copy of the relevant Washington statutory provisions regarding dissenters’ rights is included in this Proxy Statement/Prospectus as Appendix B.

Restrictions on the Ability to Sell Heritage Shares Received in the Merger (see page 40).

Unless you are considered to be an affiliate of WWB under federal securities laws, upon the effectiveness of the S-4 Registration Statement being filed by Heritage, the Heritage shares you receive in the merger will be freely transferable. If you are considered to be an affiliate, upon the effectiveness of the S-4 Registration Statement being filed by Heritage, you can sell the Heritage shares you receive in the merger only pursuant to a registration statement or an exemption from registration under the Securities Act of 1933 or as permitted under the rules of that Act (including rule 145). Generally, you are considered an affiliate if you are an executive officer, director or 10% shareholder of WWB. As a practical matter, the rules of the Securities Act would generally permit an affiliate to sell the Heritage shares received in the merger if the shares are sold through a broker or dealer. This Proxy Statement/Prospectus does not cover resales of Heritage common stock received in the merger by affiliates of WWB.

Treatment of WWB Stock Options (see page 22).

Upon closing of the merger, unexercised WWB options to purchase WWB common stock held by each employee and each director will be converted into a cash payment based on the exchange ratio of 1.2530 shares of Heritage common stock multiplied by the average closing price of Heritage common stock over the 30 day trading period ending three trading days prior to the effective date of the merger plus $20.36 in cash for each WWB option less the exercise price of the unexercised option. As of March 28, 2006, the 10% shareholders, executive officers and directors of WWB held options to acquire 12,832 shares of WWB common stock, all of which will be 100% vested and exercisable upon closing. If any of the outstanding options remain unexercised at closing, the options will be converted into a cash payment equal to the difference between the per share consideration and the exercise price of the outstanding options.

Share Information and Market Prices (see page 15).

The following table sets forth the closing sale price per share of Heritage common stock and the most recent sale price per share of WWB common stock known to the company, and the equivalent per share price for WWB common stock, as of January 24, 2006 (the last full trading day before the public announcement of the merger). The Equivalent Price Per Share column is calculated by valuing the Heritage common stock at $24.657 per share, and multiplying this value by the exchange ratio of Heritage shares being issued in the merger and adding the $20.36 cash per share being paid by Heritage for each outstanding WWB share.

	Heritage Common Stock	WWB Common Stock	Equivalent Price Per Share
January 24, 2006	$24.657	$23.00	$51.18

The market prices of Heritage common stock may fluctuate prior to the merger. You should obtain current market quotations for Heritage common stock.

Listing of Heritage Shares (see page 40)

The Heritage shares to be issued in the merger will be listed on the NASDAQ National Market and trade under the symbol “HFWA”.

Heritage to Use Purchase Method of Accounting (see page 40)

Heritage will account for the merger under the purchase method of accounting for business combinations under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of WWB will be recorded by Heritage at their respective fair values at the time of the merger. The excess of Heritage’s purchase price over the net fair value of assets acquired including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Intangible assets with definitive lives will be amortized, and intangible assets without definitive lives and goodwill must be tested for impairment periodically and such amortization and any impairment will be applied against the combined company’s earnings following completion of the merger.

CAUTIONARY WARNING REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Heritage’s and WWB’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	our businesses may not be combined successfully, or such combination may take longer to accomplish than expected;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	operating costs, customer losses and business disruption following the merger, including adverse developments in relationships with employees, may be greater than expected;

•	adverse governmental or regulatory policies may be enacted;

•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;

•	the risks associated with continued diversification of assets and potential adverse changes in credit quality;

•	increased loan delinquency rates;

•	competition from other financial services companies in our markets; and

•	the risk of an economic slowdown adversely affecting credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed below under “Risk Factors,” and in Heritage’s reports filed with the SEC.

All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Heritage or WWB or any person acting on behalf of Heritage or WWB are expressly qualified in their entirety by the cautionary statements above. Neither Heritage nor WWB undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

SELECTED HISTORICAL FINANCIAL INFORMATION OF HERITAGE

The following table sets forth selected historical consolidated financial data for Heritage, Heritage Bank and Central Valley Bank. The financial data below should be read in conjunction with the respective financial statements and notes thereto, incorporated by reference in this Proxy Statement/Prospectus. See “Where You Can Find More Information.”

	For the years ended December 31,
	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)
Operations Data:
Net interest income	$33,881	$31,727	$29,817	$30,203	$26,632
Provision for loan losses	810	645	1,125	1,835	1,193
Noninterest income	6,630	6,498	7,164	6,181	5,925
Noninterest expense	24,183	23,270	22,223	20,254	20,624
Federal income tax expense	5,042	4,725	4,729	4,871	3,778
Net income	10,476	9,585	8,904	9,424	6,962
Earnings per share
Basic	1.69	1.53	1.31	1.25	0.83
Diluted	1.65	1.49	1.26	1.21	0.82
Dividend payout ratio (1)	42.0%	40.4%	41.6%	37.4%	46.9%

Performance Ratios:
Net interest spread	4.75%	4.91%	5.14%	5.17%	4.33%
Net interest margin (2)	5.08%	5.13%	5.40%	5.53%	4.98%
Efficiency ratio (3)	59.69%	60.88%	60.09%	55.67%	63.35%
Return on average assets	1.46%	1.44%	1.49%	1.58%	1.19%
Return on average equity	16.13%	15.80%	13.03%	12.18%	8.52%

	At December 31,
	2005	2004	2003	2002	2001
Balance Sheet Data:
Total assets	$751,152	$697,267	$640,920	$594,587	$609,643
Loans receivable, net	643,538	591,085	512,647	455,277	486,679
Loans held for sale	263	381	1,018	8,113	6,275
Deposits	636,504	587,278	541,832	517,116	515,080
Federal Home Loan Bank advances	39,900	40,900	31,100	—	8,000
Stockholders’ equity	66,120	60,944	62,232	72,397	78,528
Book value per share (4)	$10.57	$9.76	$9.57	$10.13	$9.92
Equity to assets ratio	8.80%	8.74%	9.71%	12.18%	12.88%
Asset Quality Ratios:
Nonperforming loans to loans	0.13%	0.05%	0.06%	0.42%	0.39%
Allowance for loan losses to loans	1.30%	1.38%	1.49%	1.46%	1.15%
Allowance for loan losses to nonperforming loans	1,016.27%	2,603.60%	2,611.97%	346.05%	293.12%
Nonperforming assets to total assets	0.16%	0.05%	0.11%	0.38%	0.49%
Other Data:
Number of banking offices	18	18	18	18	18
Number of full-time equivalent employees	211	196	206	195	198

(1)	Dividend payout ratio is declared dividends per share (excluding stock dividends) divided by basic earnings per share.
(2)	Net interest margin is net interest income divided by average interest earning assets.
(3)	The efficiency ratio is recurring noninterest expense divided by the sum of net interest income and noninterest income.
(4)	Per share amounts have been properly restated to reflect the 5% stock dividend declared by the Heritage Board of Directors on September 15, 2005 for shareholders of record on September 30, 2005 and distributed on October 14, 2005.

COMBINED AND CONSOLIDATED HISTORICAL

AND PRO FORMA PER SHARE FINANCIAL INFORMATION

The table set below presents the historical earnings, book value and cash dividends per share as of December 31, 2005, and the year then ended, and as of December 31, 2004, and the year then ended, for Heritage together with the pro forma amounts after giving effect to the merger. This data should be read in conjunction with the Heritage financial statements and other financial information included elsewhere in this document. The pro forma data are not necessarily indicative of future operating results or financial position.

The table below also presents the closing prices per share for Heritage and WWB common stock, respectively, on the day prior to the announcement of the merger, and as of             , 2006, the most recent practicable trading date prior to the printing of this document, together with the pro forma equivalent market value of WWB shares after giving effect to the merger. The pro forma equivalent per share data for WWB is calculated by multiplying the historical per share data for Heritage by the exchange ratio of 1.2530 shares used to calculate the merger consideration. See the discussion under the heading “Comparative Stock Price and Dividend Information” on the next page for important information about the limited trading in stock of WWB and the effect that may have on the reliability of the share price data.

	Heritage			WWB
	Historical		Pro Forma Combined	Historical		Pro Forma Equivalent
Basic Earnings Per Share:
Year ended December 31, 2005		$1.69	$1.70		$2.57		$2.12
Diluted Earnings Per Share:
Year ended December 31, 2005		$1.65	$1.65		$2.57		$2.06
Book Value Per Share At:
December 31, 2005		$10.57	$11.09		$22.09		$13.86
Cash Dividends Per Share Paid:
Year ended December 31, 2005		$0.71	$0.71		$0		$0
Market Value Per Share at January 24, 2006		$24.657	N/A		$23.00	$
Market Value Per Share at , 2006	$		N/A	$		$

COMPARATIVE STOCK PRICES AND DIVIDENDS

Heritage. Heritage common stock is quoted on the NASDAQ National Market under the symbol “HFWA.” The table below sets forth the high and low sales prices of Heritage common stock as reported on NASDAQ and cash dividends paid for each quarterly period during the three most recent fiscal years.

Heritage Common Stock

2005	High	Low	Cash Dividends Paid Per Share
Fourth Quarter	$25.02	$24.03	$0.185
Third Quarter	$24.20	$20.49	$0.171
Second Quarter	$21.57	$20.22	$0.167
First Quarter	$21.43	$19.91	$0.162

2004	High	Low	Cash Dividends Paid Per Share
Fourth Quarter	$22.50	$19.67	$0.157
Third Quarter	$21.20	$18.40	$0.152
Second Quarter	$21.37	$18.17	$0.148
First Quarter	$22.14	$20.26	$0.143

2003	High	Low	Cash Dividends Paid Per Share
Fourth Quarter	$23.00	$21.10	$0.138
Third Quarter	$22.26	$20.74	$0.133
Second Quarter	$22.47	$21.16	$0.129
First Quarter	$22.98	$17.41	$0.124

*	Heritage also declared a dividend of $0.19 per share on December 15, 2005 to stockholders of record on January 16, 2006. This dividend was distributed on January 30, 2006.

The timing and amount of future dividends, if any, paid by Heritage is subject to determination by the board of directors of Heritage in its discretion and will depend on earnings, cash requirements and the financial condition of Heritage and its subsidiaries, applicable government regulations and other factors deemed relevant by the board of directors. Per share amounts have been properly restated to reflect the 5% stock dividend declared by Heritage’s board of directors on September 15, 2005 for shareholders of record on September 30, 2005 and distributed on October 14, 2005.

As of December 31, 2005, the 6,255,921 outstanding shares of Heritage common stock were held by approximately 1,300 holders of record.

WWB. WWB common stock is not listed either on the New York Stock or NASDAQ stock exchanges. WWB common stock has occasionally been sold or transferred in private transactions. The following table sets forth the high and low sales prices per share of WWB common stock in such transactions known to WWB management for each quarterly period during the three most recent fiscal years. Due to the limited information available and the absence of any trading market, such transactions may not accurately reflect the actual market value of WWB common stock.

Quarter Ended	High	Low
2005

First Quarter	$23.00	$18.00
Second Quarter	$21.50	$20.00
Third Quarter	$21.50	$20.00	No Sales
Fourth Quarter	$22.00	$22.00

2004

First Quarter	$22.50	$18.00
Second Quarter	$20.00	$20.00
Third Quarter	$20.00	$18.00
Fourth Quarter	$20.00	$18.00	No Sales

2003

First Quarter	$20.00	$20.00
Second Quarter	$23.00	$22.00
Third Quarter	$23.00	$22.00	No Sales
Fourth Quarter	$23.00	$22.00	No Sales

As of March 28, 2006 there were 170,058 outstanding shares of WWB common stock held by approximately 287 holders of record.

WWB has not paid cash dividends since its incorporation.

Recent Stock Price Data. The following table sets forth the closing prices per share for Heritage common stock, as reported on NASDAQ, and WWB common stock, based on the private transactions set forth above, and the equivalent pro forma per share price for WWB common stock on January 24, 2006, the last full trading day prior to the public announcement of the execution of the Merger Agreement, and on             , 2006, which is the most recent date for which it was practicable to obtain market price data prior to the printing of this Proxy Statement/Prospectus. Holders of WWB common stock are urged to obtain current market quotations for shares of Heritage common stock.

	January 24, 2006		, 2006
Closing price per share:
Heritage	$24.66		$
WWB	$23.00		$
Equivalent pro forma price per share of WWB common stock	$51.26	(1)	$(2)

(1)	Computed by multiplying the Heritage closing price on January 24, 2006 ($24.66) by 1.2530 shares of Heritage stock and adding $20.36 in cash.
(2)	Computed by multiplying the Heritage closing price on , 2006 by the 1.2530 shares of Heritage common stock and $20.36 in cash being issued in the merger and dividing the total consideration by the number of shares of WWB common stock outstanding as of , 2006 (170,058 shares), excluding shares issued upon the exercise of stock options after , 2006 for which additional consideration is payable under the Merger Agreement.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Warning Regarding Forward-Looking Statements” on page 11, you should consider the matters described below carefully in determining whether to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Because of the closing conditions in the Merger Agreement and the possibility that either WWB or Heritage may terminate the Merger Agreement in specific instances, there can be no assurance when or even if the merger will be completed.

The completion of the merger is subject to the satisfaction or waiver of a number of closing conditions, including, among others, that:

•	WWB obtain approval of the Merger Agreement by holders of two-thirds or more of the outstanding shares of WWB common stock as of the record date;

•	Representations and warranties in the Merger Agreement be true and correct as of the closing date to the extent that any inaccuracy would individually or in the aggregate have a material adverse effect on the party providing the representation;

•	During the period from the date of execution of the Merger Agreement through the effective date of the merger, no change relative to (i) the business, property, assets (including loan portfolios), liabilities, prospects, or financial or other condition of either party that is reasonably likely individually or in the aggregate to have a material adverse effect on such party, has occurred or been threatened other than transaction costs and certain occurrences that would affect the banking industry or businesses generally, as described in the Merger Agreement or (ii) the ability of either party to complete the merger;

•	There be no claim, action, investigation, or other proceeding pending or threatened which presents a substantial risk of restraining or prohibiting the merger or resulting in material damages or other relief;

•	There be no order, decree or injunction of any court or agency that prohibits completion of the merger;

•	The parties obtain all necessary regulatory consents and approvals; and

•	Heritage and WWB have received an opinion from Gerrish McCreary Smith, PC, counsel to Heritage, that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Further, completion of the merger is subject to:

•	compliance by WWB and WSB with Section 3.12 of the Merger Agreement prohibiting WSB, subsequent to the execution of the Merger Agreement, from making any new loan outside of its trade territory of King and Pierce Counties, Washington, extend credit or account for loans and leases other than in accordance with existing lending policies and accounting practices, or make any new loan, a loan extension or renewal in a principal amount which exceeds $250,000, other than in accordance with the loan reporting process agreed to by the Parties;

•	compliance by WWB with Section 6.2(L) of the Merger Agreement requiring that on the Effective Date WWB have no less than $3,609,000 in minimum consolidated equity capital;

•	compliance by WWB with Section 6.2(M) of the Merger Agreement requiring that prior to the Effective Date written confirmation be delivered to Heritage by WWB stating that WWB has redeemed and paid off its outstanding trust preferred securities and that all tax returns for the statutory trust have been filed with no further current or potential liability to Heritage;

•	compliance by WWB with Section 6.2(N) of the Merger Agreement requiring that prior to the Effective Date Heritage shall have received written agreement from the landlord of WWB’s and WSB’s main office building permitting Heritage to assume the existing lease and the existing extension (authorizing continued occupation through 2017) with no assumption fee;

•	receipt of voting agreements from each director and executive officer of WWB;

•	compliance by WWB with Section 6.2(O) of the Merger Agreement requiring that as of the effective date, WSB’s lease on its second office site be terminated at no cost and with no penalty to Heritage or to WWB or WSB, the building at that site be removed from the books of WWB, WSB and Washington State Bank Real Estate Holdings, Inc. (“Holdings”) at a loss after tax not exceeding $101,640, and that the building is to be sold for cash with no financing provided by WWB or WSB; and

•	compliance by WWB with Section 6.2(P) of the Merger Agreement requiring that the cost of certain recommended improvements to the main office of WSB shall be borne by WSB, which costs shall not exceed $25,000.

There can be no assurance that the parties will be able to satisfy the closing conditions of the Merger Agreement or that closing conditions that are beyond their control, such as the absence of pending or threatened litigation or events that could reasonably be expected to have a material adverse effect on their respective businesses, will be satisfied or waived. If WWB and Heritage are unable to satisfy all the conditions or such conditions are otherwise not satisfied, either party will not be required to complete the merger.

The Merger Agreement limits WWB’s ability to pursue other transactions and provides for payment of termination fees if we do so.

While the Merger Agreement is in effect and subject to very narrow exceptions, WWB and its directors, officers and agents are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits WWB’s ability to seek offers that may be superior from a financial point of view from other possible acquirers. If WWB receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Heritage and the Merger Agreement is terminated, WWB would be required to pay a $500,000 termination fee. This fee makes it less likely that a third party will make an alternative acquisition proposal.

You cannot be sure of the value of the merger consideration that you will receive, because the market price of Heritage common stock may fluctuate.

Upon completion of the merger, each share of WWB common stock will be converted into merger consideration consisting of shares of Heritage common stock as provided in the Merger Agreement. The value of the merger consideration to be received by WWB shareholders will depend on the market price of Heritage common stock upon completion of the merger. This market price may vary from the price of Heritage common stock on the date the merger was announced, the date that this document is mailed to WWB shareholders, or the date of the special meeting of WWB shareholders. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control.

Accordingly, at the time of the WWB special meeting, you will not be able to determine the value of the shares of Heritage stock you would receive upon completion of the merger. We urge you to obtain current market quotations for Heritage common stock.

We may fail to achieve the revenue increases or realize the cost savings we estimate for the merger.

The success of the merger will depend, in part, on our ability to achieve the revenue increases and realize the estimated cost savings from combining the businesses of Heritage and WWB. Heritage’s management originally estimated that approximately $900,000 of annual pre-tax (or $585,000 after-tax) cost savings would be realized from the merger in the first full year of operation. While we continue to be comfortable with these estimates as of the date of this document, it is possible that our estimates of the potential cost savings could turn out to be incorrect. Our cost savings estimates also depend on our ability to combine the businesses of Heritage and WWB in a manner that permits those cost savings to be realized. If our estimates turn out to be incorrect or we are not able to combine our two companies successfully, the anticipated cost savings may not be realized fully, or at all, or may take longer to realize than expected.

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Heritage and WWB have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.

The market price of Heritage common stock may be affected by factors different from those affecting WWB common stock.

Upon completion of the merger, the holders of WWB common stock will become holders of Heritage common stock. Some of Heritage’s current businesses and markets differ from those of WWB and, accordingly, the results of operations of Heritage after the merger may be affected by factors different from those currently affecting the results of operations of WWB. For a discussion of the businesses of Heritage and WWB and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under “Where You Can Find More Information,” on page 68.

Future results of the combined companies may differ materially from the pro forma financial information presented in this document.

Future results of the combined company may be materially different from those shown in the unaudited pro forma selected combined per share financial information (see page 13). We have estimated that the combined company will record approximately $1.4 million pre-tax (or $900,000 after-tax) of merger-related expenses. Merger-related expenses consist of change in control, severance and other employee-related payments, investment banking, legal and accounting fees, and costs associated with data conversion. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, those charges may decrease capital of the combined company that could be used for profitable, income-earning investments in the future.

Heritage has various anti-takeover measures that could impede a takeover of Heritage.

Heritage has various anti-takeover measures in place, some of which are listed below. Any one or more of these measures may impede the takeover of Heritage without the approval of Heritage’s board of directors and may prevent you from taking part in a transaction in which you could realize a premium over the current market price of Heritage common stock. See “Comparison of Shareholders’ Rights” on page 63. The anti-takeover measures include charter provisions providing for, among other things, a “staggered” board of directors; the removal of directors only for “cause”; and restrictions on the calling of special shareholder meetings, the nomination of directors and shareholder proposals.

THE SPECIAL MEETING

Place, Time and Date

WWB’s special meeting of shareholders will be held on                     , 2006, at     :00   .m., local time, at WWB’s main office at 32303 Pacific Highway South, Federal Way, Washington 98003. This Proxy Statement/Prospectus is being sent to holders of WWB common stock and is accompanied by a form of proxy that is being solicited by the WWB board of directors for use at the special meeting and any adjournment or postponement thereof.

Purpose

The purpose of the special meeting is: (i) to consider and vote upon a proposal to approve the Merger Agreement described herein and (ii) if necessary, to consider and act upon a proposal to adjourn the meeting to another time and/or place for the purpose of soliciting additional proxies.

Record Date; Shares Entitled to Vote

The WWB board of directors has fixed the close of business on                     , 2006 as the record date for determining shareholders entitled to notice of and to vote at the special meeting. Only those holders of WWB common stock of record on the record date will be entitled to notice of and to vote at the special meeting. Each share of WWB common stock will be entitled to one vote. At the record date, there were                      shares of WWB common stock outstanding and entitled to be voted at the special meeting.

Vote Required

Approval of the Merger Agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of WWB common stock. A majority of the shares entitled to vote, represented in person or by proxy, will constitute a quorum of WWB shareholders at the special meeting. Valid proxies that are marked “Abstain,” and proxies without instructions submitted by brokers that are the record owners of shares (so-called “broker non-votes”), will be considered present for purposes of determining whether a quorum exists. Abstentions and broker non-votes will have the same effect as votes cast against approval of the Merger Agreement.

As of March 28, 2006, the directors, executive officers and 10% shareholders of WWB owned and have the right to vote an aggregate of 65,340 shares of WWB common stock, which represents 34.42% (excluding 12,832 shares issuable upon the exercise of outstanding options) of the shares entitled to be voted at the special meeting. Each of the directors and executive officers of WWB has agreed to vote his or her shares for approval of the Merger Agreement.

Proxies

Holders of WWB common stock may vote either in person or by properly executed proxy. Shares of WWB common stock represented by a properly executed proxy received prior to or at the special meeting will, unless such proxy is revoked, be voted in accordance with the instructions indicated on such proxy. If no instructions are indicated on a properly executed proxy, the shares covered thereby will be voted FOR the proposal to approve the Merger Agreement. Failure to return the proxy or to vote in person at the special meeting will have the effect of a vote against the Merger Agreement. If any other matters are properly presented at the special meeting for consideration, including, among other things, a motion to adjourn the special meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment; provided, however, that no proxy which is voted against the proposal to approve the Merger Agreement will be voted in favor of any such adjournment or postponement. As of the date hereof, the board of directors of WWB knows of no such other matters.

Any proxy may be revoked by the record holder of the shares at any time before it is voted by delivering to the Corporate Secretary of WWB, on or before the taking of the vote at the special meeting, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares of WWB common stock, or by attending the special meeting and voting in person. Attendance at the special meeting will not in itself constitute revocation of a proxy. If your shares are held in street name, you must contact your broker if you wish to revoke your proxy or change your vote, and you will not be permitted to revoke your proxy at the meeting.

The proxies for the special meeting are being solicited on behalf of the board of directors of WWB. The expense of soliciting proxies for the special meeting will be borne by WWB. All other costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby are to be paid by the party incurring such expenses. Proxies will be solicited principally by mail, but may also be solicited by the directors, officers and other employees of WWB in person or by telephone, facsimile or other means of communication. Directors, officers and employees will receive no compensation for these activities in addition to their regular compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers and others who hold WWB common stock on behalf of another will be asked to forward proxy material and related documents to the beneficial owners of such stock, and WWB will reimburse them for their expenses in doing so.

THE MERGER

The descriptions in this Proxy Statement/Prospectus of the terms and conditions of the merger and related transactions are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference.

Transaction Structure

The Merger Agreement provides for the merger of WWB with and into Heritage, in which WWB’s shareholders will receive Heritage common stock and cash for their WWB common stock, as described below. The separate existence of WWB will cease upon completion of the merger. In addition, WSB will merge with and into Heritage Bank. After the merger, WSB’s office will operate and be known as a branch of Heritage Bank.

The Heritage articles of incorporation will be the articles of incorporation of the combined company after completion of the merger, and the Heritage bylaws will be the bylaws of the combined company.

Exchange Ratio

The Merger Agreement provides that as of the effective date of the merger each share of WWB common stock issued and outstanding immediately prior to the effective date will be converted into 1.2530 shares of Heritage common stock and $20.36 in cash, pending certain potential adjustments pursuant to Section 1.3(B) of the Merger Agreement. In addition, WWB shareholders will received consideration equal to $0.50 per share (which may be paid in cash, stock or a combination thereof at the election of Heritage) as the result of an adjustment pursuant to Section 1.3(C) of the Merger Agreement. In our discussion we refer to the number of shares of Heritage common stock and the cash to be received for each share of WWB common stock being converted into Heritage stock as the “exchange ratio”.

It is anticipated that Heritage will issue approximately 213,083 shares of Heritage common stock and $3,408,101 in cash (subject to adjustment if the average closing price is less than $21.25) to WWB shareholders in the merger in exchange for all the shares of WWB common stock outstanding as of January 24, 2006, the date of the Merger Agreement. With respect to shares of WWB common stock issued after January 24, 2006, upon exercise of outstanding stock options, Heritage will issue cash payments equal to the difference between the implied value of each share of WWB common stock and the exercise price of the outstanding options. See “Exercised WWB Options” and “- Treatment of Unexercised Options” above.

The value of the shares of Heritage common stock to be exchanged for each share of WWB common stock may fluctuate during the period up to and including the completion of the merger. Based on the closing price of Heritage common stock on March 23, 2006, the trading day prior to the announcement of the proposed merger, WWB shares of common stock had an implied value of approximately $51.18 per share. Based on the $27.90 closing price of Heritage common stock on March 23, 2006, WWB shares of common stock had an implied value of approximately $55.32 per share. In addition, WWB shareholders will received consideration equal to $0.50 per share (which may be paid in cash, stock or a combination thereof at the election of Heritage) as the result of an adjustment pursuant to Section 1.3(C) of the Merger Agreement.

No assurance can be given that the current fair market value of Heritage common stock will be equivalent to the fair market value of Heritage common stock on the date that stock is received by a WWB shareholder or at any other time. The fair market value of Heritage common stock received by a WWB shareholder may be greater or less than the current fair market value of Heritage common stock due to numerous market factors.

Possible Adjustment to Per Share Consideration Paid.

In the event that Heritage’s average closing price over the 30 day trading period ending three trading days prior to the effective date of the merger is less than $21.25 but greater than $18.99, then the aggregate consideration that Heritage will pay shall be increased by an amount representing 75% of the difference between $21.25 per share and the average closing price multiplied by the total number of Heritage shares to be issued. See “Termination of the Merger Agreement.”

Heritage may terminate the Merger Agreement if, prior to the effective date of the merger, the average closing price of Heritage common stock for the 30 trading days ending on the third trading day immediately prior to the effective date of the merger (the “average closing price”) is less than $19.00 unless Heritage agrees to increase the merger consideration (in shares of Heritage stock or cash) by 50% of the difference between $19.00 and the average closing price, multiplied by the total number of Heritage shares to be issued. See “—Termination of the Merger Agreement.”

If, between the date of the Merger Agreement and the effective date of the merger, the shares of Heritage common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the exchange ratio.

No fractional shares of Heritage common stock will be issued to any holder of WWB common stock in the merger. For each fractional share that would otherwise be issued, Heritage will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of Heritage common stock on the NASDAQ National Market for the 30 trading days ending on the third trading day immediately prior to the effective date of the merger. No interest will be paid or accrued on cash payable in lieu of fractional shares of Heritage common stock.

Letter of Transmittal.

Soon after the completion of the merger, Heritage will send a letter of transmittal to each person who was a WWB shareholder at the effective time of the merger. This mailing will contain instructions on how to surrender shares of WWB common stock in exchange for the Heritage shares the holder is entitled to receive under the Merger Agreement based on the exchange ratio.

All shares of Heritage common stock issued to the holders of WWB common stock pursuant to the merger will be deemed issued as of the effective date. Until you surrender your WWB stock certificates for exchange, you will accrue, but will not be paid, any dividends or other distributions declared after the effective date with respect to Heritage common stock into which any of your shares may have been converted. When you surrender your certificates, Heritage also will pay you $20.36 for each of your shares of WWB stock, any unpaid dividends or other distributions, as well as any cash for fractional shares, without interest. After the effective date, there will be no transfers on the stock transfer books of WWB of any shares of WWB common stock. If certificates representing shares of WWB common stock are presented for transfer after the completion of the merger, they will be cancelled and exchanged for the merger consideration into which the shares of WWB common stock represented by those certificates shall have been converted.

If a certificate for WWB common stock has been lost, stolen or destroyed, Heritage will issue the consideration properly payable under the Merger Agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, bond or indemnity satisfactory to Heritage, and appropriate and customary identification.

Exercised WWB Options

WWB had employee and director stock options outstanding for 12,832 shares of WWB common stock, as of March 28, 2006. All 12,832 options will be automatically 100% vested and exercisable upon the completion of the merger. Any WWB shares issued with respect to any WWB options exercised prior to closing will receive 1.2530 shares of Heritage stock and $20.36 in cash for each share of WWB stock that they own, in addition to consideration equal to $0.50 per share as the result of an adjustment pursuant to Section 1.3(C) of the Merger Agreement. This $0.50 per share of additional consideration may be paid by Heritage in cash, stock or a combination thereof.

Treatment Of Unexercised Options

Each outstanding option to acquire WWB common stock granted under WWB’s stock option plans will be converted automatically at the effective date of the merger into the right to receive cash in the amount of the per share consideration less the exercise price of the option.

See “—Interests of Certain Persons in the Merger—Stock Options” at page 28, for information about the exercise prices, and implied values resulting from the merger, of options and warrants held by the directors and executive officers of WWB.

Effective Date of the Merger

Subject to the conditions to the obligations of the parties to complete the merger as set forth in the Merger Agreement, the effective date of the merger will occur as soon as practicable after such conditions have been satisfied or waived. Subject to the foregoing, it is currently anticipated that the merger will be consummated in June of 2006. Either Heritage or WWB may, subject to certain conditions, terminate the Merger Agreement if the effective date does not occur on or before June 30, 2006.

Background of the Merger

WSB was organized in 1992 as a Washington state-chartered bank headquartered in Federal Way, Washington. WWB was formed in 1992. From its inception, WWB and WSB have sought to differentiate themselves from its larger competitors by emphasizing timely, local decision-making and by providing the highest level of personal banking service.

In October 2005, the board of directors retained MWRI to serve as its financial advisor in the sale of WWB. In reply to questions from some of the WWB directors, MWRI recommended that WWB seek expressions of interest from a select list of potential acquirers, including community and regional banks and thrifts. After discussion, the board of directors authorized MWRI to approach 18 potential acquirers and solicit written expressions of their interest in acquiring WWB with a proposed price range and structure.

MWRI contacted these parties about their interest in a possible business combination without identification of WWB. Each party was asked to execute a confidentiality agreement to permit the sharing of identity of WWB and nonpublic information on WWB. 12 parties executed confidentiality agreements in October-November 2005.

On November 18, 2005, Heritage and one other party submitted significant, nonbinding indications of interest to MWRI. The WWB board held a special meeting on November 21, 2005 to review the nonbinding indications of interest. Following extensive discussion among the directors concerning the potential advantages and risks of the proposed business combination, the Board unanimously authorized management to move forward with negotiations and due diligence regarding the two offers. Revised proposals were made and discussed by the WWB at a special meeting on November 30, 2005. The decision was made to pursue further the Heritage proposal exclusively.

Following due diligence of WWB by Heritage on December 10, 2005 and of Heritage by WWB and MWRI on December 20, 2005, the parties continued arm’s length negotiations regarding the consideration to be received by WWB shareholders in the merger, and other issues raised by the proposed transaction.

During the period from December 20, 2005 to January 24, 2006, counsel for WWB and Heritage negotiated the precise wording of the terms of the Merger Agreement, the directors’ voting and noncompete agreements, and other ancillary documents in light of the parties’ negotiations. All substantive issues regarding the business combination transaction were resolved by January 20, 2006, and draft disclosure schedules were exchanged by the parties on that date.

On January 24, 2006, the WWB board held a special meeting to review the definitive Merger Agreement and the fairness opinion delivered by MWRI. Mr. Tebeau, legal counsel, and a representative of MWRI again reviewed the reasons for and the potential benefits of the business combination with Heritage, the MWRI representative made a presentation regarding the financial terms of the transaction and the fairness, from a financial point of view, of the consideration to be paid by Heritage in the merger to the shareholders of WWB, and management updated the directors regarding the merger timeline and communication plan. After discussion and detailed consideration of the Merger Agreement and of the factors discussed below under “—Reasons of WWB for the Merger,” the WWB directors, all of whom were present, unanimously approved and authorized the execution of the Merger Agreement. The Merger Agreement was executed and a press release was issued on January 25, 2006.

Reasons of WWB for the Merger

The WWB Board of Directors believes the merger is in the best interests of WWB and the WWB shareholders. The WWB Board unanimously recommends that WWB shareholders vote for the approval of the Merger Agreement and the consummation of the transactions contemplated by that agreement.

In reaching its determination to adopt the Merger Agreement, the Board consulted with WWB’s management and its financial and legal advisors, and considered a number of factors. Following is a description of each of the material factors that the WWB board believes favor the merger:

•	the WWB Board’s assessment, based in part on presentations by MWRI, WWB’s financial advisor, and its management and the results of the due diligence investigation of Heritage conducted by WWB’s management and financial and legal advisors, of the business, operations, capital level, asset quality, financial condition and earnings of Heritage on an historical and a prospective basis, and of the combined company on a pro forma basis including anticipated cost savings;

•	the WWB Board’s knowledge of Heritage’s business, operations, financial condition, earnings, asset quality and prospects;

•	the financial and growth prospects for WWB and its shareholders of a business combination with Heritage as compared to continuing to operate as a stand-alone entity;

•	the information presented by MWRI to the WWB Board with respect to the merger and the opinion of MWRI that, as of the date of that opinion, the merger consideration was fair to the holders of WWB common stock from a financial point of view (see “—Opinion of WWB’s Financial Advisor” on page 25);

•	the benefits to WWB and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

•	the WWB board’s belief that the two companies share a common vision of the importance of customer service and local decision-making and that management and employees of WWB and Heritage possess complementary skills and expertise;

•	the current and prospective economic and competitive environment facing the financial services industry generally, and WWB in particular, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on smaller financial institutions such as WWB;

•	the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments which significantly impact industry competitive conditions;

•	the expected social and economic impact of the merger on the constituencies served by WWB, including its borrowers, customers, depositors, employees, suppliers and communities;

•	the employee and severance benefits to be provided to WWB employees and career opportunities in a larger organization;

•	the fact that Heritage has existing resources to fund the cash portion of the merger consideration; and

•	the WWB Board’s assessment, with the assistance of counsel, concerning the likelihood that Heritage would obtain all regulatory approvals required for the merger.

In the course of its deliberations regarding the merger, the WWB Board also considered the following information that the WWB board determined did not outweigh the benefits to WWB and its shareholders expected to be generated by the merger:

•	the federal income tax consequences to WWB shareholders who receive cash in exchange for their shares of WWB common stock in the merger;

•	that the directors and officers of WWB have interests in the merger in addition to their interests generally as WWB shareholders (see “—Interests of Certain Persons in the Merger” on page 28); and

•	the effect of the termination fee in favor of Heritage and recognizing that the termination fee was a condition to Heritage’s willingness to enter into the Merger Agreement.

The foregoing discussion of the information considered by the WWB board is not intended to be exhaustive but includes all of the material factors considered by the WWB board. In the course of its deliberations with respect to the merger, the WWB board discussed the anticipated impact of the merger on WWB, its shareholders, and its various other constituencies, and determined that the benefits to WWB and its constituencies expected to result from the merger would likely outweigh any disadvantages identified during the board’s deliberations. In reaching its determination to approve and recommend the merger, the WWB board did not assign any relative or specific weights to the factors considered in reaching that determination, and individual directors may have given differing weights to different factors.

Reasons of Heritage for the Merger

The merger with WWB will allow Heritage to expand its commercial banking franchise into the fast-growing King County market. This is consistent with Heritage’s strategy to expand into areas contiguous with its

South Puget Sound locations. See “Businesses of the Parties to the Merger—Heritage—Business Strategy” at page 42. Heritage and WWB share similar customer banking strategies and philosophies and have compatible deposit and loan products.

In approving the Merger Agreement, Heritage’s board of directors also considered, among other things:

•	the attractiveness of the Federal Way and King County market areas;

•	the expectation that the transaction will be accretive to Heritage’s earnings per share for 2007;

•	information concerning the financial performance and condition, business operations, capital level and asset quality of WWB and projected results and prospects of Heritage and WWB on a combined basis, including anticipated revenue increases and cost savings;

•	the terms of the Merger Agreement, including the mutual covenants and conditions and the circumstances under which Heritage would receive or pay a termination fee; and

•	the likelihood of obtaining the regulatory approvals required to consummate the merger.

Opinion of WWB’s Financial Advisor

MWRI has delivered a written opinion to the WWB Board to the effect that, as of the date of this Proxy Statement/Prospectus, the Consideration to be received by WWB common stockholders pursuant to the terms of the Merger Agreement is fair to the WWB stockholders from a financial point of view. Heritage and WWB determined the exchange ratio of 1.2530 shares of Heritage common stock and cash of $20.36 for each WWB share through negotiations. The MWRI Opinion is directed only to the fairness, from a financial point of view, of the Consideration to be received and does not constitute a recommendation to any WWB stockholder as to how such shareholder should vote at the Special Meeting. As negotiated, a $24.3740 Heritage stock price was used to calculate the purchase price per share of approximately $50.90 per share (adjusted to $51.40 per share as the result of an adjustment pursuant to Section 1.3(C) of the Merger Agreement).

WWB retained MWRI as its exclusive financial advisor pursuant to an engagement letter dated October 13, 2005 in connection with the Merger. MWRI is a regionally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. The WWB Board selected MWRI to act as WWB’s exclusive financial advisor based on MWRI’s experience in mergers and acquisitions and in securities valuation generally.

On January 24, 2006, MWRI issued its Opinion to the WWB Board that, in its opinion as investment bankers, the terms of the Merger as provided in the Merger Agreement are fair, from a financial view point, to WWB and its shareholders. The full text of the MWRI Opinion, which sets forth the assumptions made, matters considered, and limits on its review, is attached hereto as Appendix C. The summary of the MWRI Opinion in this Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion. WWB SHAREHOLDERS ARE URGED TO READ THE ENTIRE MWRI OPINION.

In rendering its opinion to WWB, MWRI reviewed, among other things, historical financial data of Heritage, certain internal financial data and assumptions of Heritage prepared for financial planning and budgeting purposes furnished by the management of Heritage and, to the extent publicly available, the financial terms of certain change of control transactions involving Northwest community banks. MWRI discussed with the management of Heritage the financial condition, current operating results, and business outlook for Heritage. MWRI also reviewed certain publicly available information concerning WWB and certain financial and securities data of WWB. MWRI discussed with WWB’s management the financial condition, the current operating results, and business outlook for WWB and WWB’s plans relating to Heritage. In rendering its opinion, MWRI relied, without independent verification, on the accuracy and completeness of all financial and other information reviewed by it and did not attempt to verify or to make any independent evaluation or appraisal of the assets of Heritage or WWB nor was it furnished any such appraisals. WWB did not impose any limitations on the scope of the MWRI investigation in arriving at its opinion.

MWRI analyzed the total Purchase Price on a fair market value basis using standard evaluation techniques (as discussed below) including the market approach (or comparable merger multiples), the income approach (or net present value analysis), relative contribution analysis, earnings per share accretion analysis and the cost approach (or net asset value analysis) based on certain assumption of projected growth of earnings and dividends and a range of discount rates from 16% to 18%.

The Cost Approach is the net asset value or the net equity of a bank, including adjustments for every kind of property on the balance sheet that can be valued. This approach normally assumes the liquidation on the date of appraisal with the recognition of the investment securities gains or losses, real estate appreciation or depreciation, adjustments to the loan loss reserve, discounts to the loan portfolio and changes in the net value of other assets. As such, it is not the best evaluation approach when valuing a going concern because it is based on historical costs and varying accounting methods. Even if the assets and liabilities are adjusted to reflect prevailing market prices and yields (which is often of limited accuracy due to the lack of readily available data), it still results in a liquidation value. In addition, since this approach fails to account for the values attributable to the going concern such as the interrelationship among WWB’s assets and liabilities, customer relations, market presence, image and reputation, staff expertise and depth, little weight is given by MWRI to the net asset value approach to valuation.

Market Value is generally defined as the price, established on an “arms-length” basis, at which knowledgeable, unrelated buyers and sellers would agree. The “hypothetical” market value for a bank with a thin market for its common stock is normally determined by comparable change of control transactions using financial ratios such as the average price to stockholders equity, price to earnings, and price to total assets, adjusting for significant differences in financial performance criteria and for any lack of marketability or liquidity of the buyer. The market value in connection with the evaluation of control of a bank is determined by previous sales of small banks in the state or region. In valuing a business enterprise, when sufficient comparable trade data are available, the market value approach deserves greater weighting than the net asset value approach and similar weight as the investment value approach as discussed below.

MWRI maintains a comprehensive database concerning prices paid for banking institutions in the Northwest, particularly Washington, Idaho, Montana and Oregon banking institutions, during 1998 through 2006. This database provides comparable pricing and financial performance data for banking institutions sold or acquired. Organized by different peer groups, these data present medians of financial performance and purchase price levels, thereby facilitating a valid comparative purchase price analysis. In analyzing the transaction value of WWB, MWRI has considered the market approach and has evaluated price to stockholders’ equity and price to earnings multiples and the price to total assets percentage for three samples; sample one is twenty-nine Washington, Idaho, Montana and Oregon bank transactions occurring in 2002-2005, and sample two is twenty-three Western Washington and Western Oregon transactions with banks having total assets less than $500 million that sold from January 1, 1998 to October 15, 2003 segregated by form of consideration. Although MWRI also tested a sample of 45 bank transactions occurring in 1998-2005, these results are not presented since the results reflect the higher level of merger prices in 1998. Sample three is thirty banks from across the United States with total assets between $50 million and $150 million that announced mergers in the period of July 1, 2005 through December 31, 2005.

Comparable Sales Multiples. MWRI calculated the estimated purchase price per share for these three samples for each ratio using the appropriate WWB financial data for the expected Effective Date. This simplification enables direct comparisons between the proposed WWB-Heritage transaction and the results of the three samples. Then the $50.90 price per share for the proposed WWB-HERITAGE transaction is compared to these estimated purchase prices per share for the three samples. The results are shown below:

Sample One- 29 Transactions		Sample Two-23 Transactions
Financial Ratio	Price per share	Financial Ratio	Price per share
Price to Book Value	$46.82	Price to Book Value	$46.14
Price to Earnings	$75.73	Price to Earnings	$76.92
Price to Total Assets	$67.09	Price to Total Assets	$78.73

Sample Three-30 Transactions
Financial Ratio	Price per share
Price to Book Value	$43.42
Price to Earnings	$85.85
Price to Total Assets	$69.20

The results for sample one reflect data on all Northwest-based bank and thrift transactions for 2002-2005. The proposed purchase price of $50.90 is above the price to book value and below the price to earnings ratio per share and price to total assets ratio. Perhaps, a better comparison is sample two with bank mergers involving banks in Western Washington and Western Oregon. The proposed $50.90 purchase price compares favorably only for the price to book value results. The price to book value ratio provided price per share results that are above $50.90. Similar to samples one and two, the results for sample three show that the proposed purchase price of $50.90 per share was above the price for the book value and below the price to earnings and total assets ratios.

Relative Contribution Analysis involves certain historical and estimated financial information for WWB and Heritage and the pro forma combined entity resulting from this transaction. The following table shows the percentage contributions of each company to the indicated values to the combined company.

Percentage of Combined	Heritage	WWB
Trailing 12 Months Net Income	92.3%	7.7%
Total Assets at 9-30-05	92.7%	7.3%
Total Deposits at 9-30-05	92.9%	7.1%
Stockholders’ Equity at 9-30-05	94.7%	5.3%

The proposed transaction has WWB shareholders receiving 5.5% of Heritage’s market capitalization at closing. The percentage of stockholders’ equity of 5.3% compares favorably with 5.3% and offsets the higher net income percentage of 7.7%. Also, the net income for WWB was $207,117 in 2004, significantly lower than the trailing 12 months level. Using the 5.3% to calculate a price per share value for WWB, the value is $48.59 per share, a price that is lower than the $50.90 that Heritage is offering WWB shareholders.

Earnings Per Share Accretion Analysis is the review of earnings per share calculations for the first year after the closing of the merger. Using the 2006 calculations for WWB and Heritage, estimates of the revenue enhancement and cost reductions that can reasonably attained, information all provided by the management of WWB and Heritage, the comparison of stand-alone earnings per share and adjusted earnings per share shows that the adjusted earnings per share is $.06 to $.09 higher than the expected earnings per share depending upon the assumptions made. A calculation of 4% accretion to earnings per share yields a total amount of $8,277,612 (or a price per share of $46.78).

The Income Approach is sometimes referred to as the net present value or earnings analysis. One investment value method frequently used estimates the present value of an institution’s future earnings or cash flow that is discussed below.

Net Present Value Analysis. The investment or earnings value of any banking organization’s stock is an estimate of the present value of future benefits, usually earnings, dividends, or cash flow, which will accrue to the stock. An earnings value is calculated using an annual future earning stream over a period of time of not less than five years and the residual or terminal value of the earnings stream after five years, using WWB’s estimates of future growth and an appropriate capitalization or discount rate. MWRI’s calculations were based on an analysis of the banking industry, WWB’s earnings estimates for 2006-2010, historical levels of growth and earnings, and the competitive situation in the market area of WWB. Using discount rates of 18% and 16%, acceptable discount rates considering the risk-return relationship most investors would demand for an investment of this type as of the valuation date, the “Net Present Value of Future Earnings” provided a range of $47.66 to $51.11 per share, which compares favorably with $50.90.

When the cost, market value, relative contribution, earnings per share accretion and income approaches are subjectively weighed, using the appraiser’s experience and judgment, it is MWRI’s opinion that the proposed transaction is fair, from a financial point of view to the WWB shareholders.

Pursuant to the terms of the Engagement Letter, WWB has agreed to pay MWRI a fee of $25,000 for this fairness opinion and a completion fee that is contingent on the value of the Heritage stock price, $98,898 if calculated on January 24, 2006, for other financial advisory services. During the two years preceding the date of the Engagement Letter, MWRI had no other contractual relationships with WWB or Heritage. In addition, WWB has agreed to reimburse MWRI for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, and to indemnify MWRI against certain liabilities.

Interests of Certain Persons in the Mergers

Stock Ownership. The directors, executive officers and 10% shareholders of WWB, together with their affiliates, beneficially owned (including their outstanding options to purchase, in the aggregate, 12,832 shares of common stock), as of the record date for the special meeting, a total of 65,340 shares of WWB common stock, representing 43% of all outstanding shares of WWB common stock and options to purchase WWB common stock. The options to purchase the 12,832 are immediately exercisable on the effective date of the merger. The directors, executive officers and affiliates of WWB will receive the same consideration in the merger for their shares as the other shareholders of WWB, plus cash with respect to their options. None of the directors or executive officers of WWB has indicated that he or she has any plans to exercise his or her options prior to the completion of the merger. Various members of WWB’s management and the WWB board have other interests in the merger, as described below, that are in addition to their interests as WWB shareholders. The WWB board is aware of those interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Stock Options. On the effective date of the merger, WWB options to purchase WWB common stock will be converted into a cash payment equal to the difference between the per share consideration (as defined in the Merger Agreement) and the exercise price of the option. As of the date of this Proxy Statement/Prospectus, the officers and other employees of WWB held options to acquire a total of 7,500 shares of WWB common stock and the non-employee directors of WWB held options acquire a total of 5,332 shares of WWB common stock. The total value of stock payable with respect to such options and the                      options exercised since the date of the Merger Agreement (net of the exercise prices payable by the option holders) is estimated at $                     (based on the current trading price of Heritage common stock of approximately $                    ). All the WWB options will be immediately and fully exercisable as a result of the merger.

WWB Change in Control Obligations. WWB is a party to employment agreements with its President and Chief Executive Officer, L. Anthony Tebeau, which generally provides for change of control payments equal to Mr. Tebeau’s current salary for 24 months from the date of the change in control in the event Mr. Tebeau is not the President and Chief Executive Officer of the surviving entity. Paula A. Vinson, Chief Financial Officer and Charles R. Perry, Lending Officer also have employment agreements with WWB. Ms. Vinson’s agreement provides that in the event of a change in control, Ms. Vinson’s term of employment shall not be less than two years after the Effective Date of the transaction. Mr. Perry’s agreement provides that in the event of a change in control, Mr. Perry’s term of employment shall not be less than six months after the Effective Date of the transaction. Heritage currently proposes to employ Ms. Vinson and Mr. Perry for the periods specified in their employment agreements. Therefore, the estimated aggregate cash payment upon completion of the merger is approximately $236,500, which shall be paid in satisfaction of the change in control provisions in Mr. Tebeau’s employment agreement. If Ms. Vinson is not employed by Heritage for a period of two years following the merger, she would be entitled to be paid by Heritage in a lump sum an amount equal to $7,850 times the number of months she was employed by Heritage less than 24 months. If Mr. Perry is not employed by Heritage for a period of six months following the merger, he would be entitled to be paid by Heritage in a lump sum an amount equal to $7,500 times the number of months he was employed by Heritage less than six months.

Heritage also has entered into agreements with the directors of WWB providing that the directors will not, directly or indirectly, become interested in, as a promoter, principal shareholder, director or officer of, any financial institution that competes or will compete with Heritage or any of its subsidiaries or their affiliates within Pierce County, Thurston County or King County in the State of Washington for a period of two years after the Effective Date. The agreements also provide that during this two year period, the directors will not solicit employees or customers of WWB or Heritage, or any of their subsidiaries.

Heritage does not intend to enter into any written employment, severance, change of control or similar agreements with the executive officers or directors of WWB.

Insurance. WWB has agreed to cause the persons serving as officers and directors of WWB immediately prior to the effective date of the merger to be covered by the current policies of the directors and officers liability insurance maintained by WWB for a period of three years after the effective date of the merger with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the effective date.

Certain Federal Income Tax Consequences

The following is a discussion of the material federal income tax consequences of the merger that are generally applicable to holders of WWB common stock who are citizens of, reside in or are organized under the laws of the United States. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing regulations thereunder (including final, temporary or proposed) and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences described herein. The following discussion is intended only as a general summary of the material federal income tax consequences of the merger and is not a complete analysis or listing of all potential tax effects relevant to a decision on whether to vote in favor of approval of the Merger Agreement.

This discussion assumes that the WWB shareholders hold their shares of WWB common stock as a capital asset within the meaning of section 1221 of the Code. Further, the discussion does not address all aspects of federal income taxation that may be relevant to WWB shareholders in light of their particular circumstances or that may be applicable to them if they are subject to special treatment under the Code, including, without limitation, shareholders who are:

•	financial institutions, mutual funds or insurance companies;

•	tax-exempt organizations;

•	S corporations or other pass-through entities;

•	WWB shareholders whose shares are qualified small business stock for purposes of section 1202 of the Code or who may otherwise be subject to the alternative minimum tax provisions of the Code; or

•	WWB shareholders who received their WWB common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

Consummation of the merger is conditioned upon the receipt by WWB of the opinion of Gerrish McCreary Smith, PC counsel to Heritage, dated as of the effective date of the merger, substantially to the effect that, on the basis of facts, representations and assumptions set forth or referred to in the opinion, which are consistent with the state of facts existing as of the effective date of the merger, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code. The tax opinions to be delivered in connection with the merger are not binding on the Internal Revenue Service (“IRS”) or the courts, and neither WWB nor Heritage intends to request a ruling from the IRS with respect to the United States federal income tax consequences of the merger.

Assuming the facts as set forth in the opinion referred to above occur, the United States federal income tax consequences of the merger to a holder generally will be to the following effect:

•	the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code,

•	no gain or loss will be recognized by Heritage or WWB by reason of the merger,

•	each shareholder of WWB will recognize gain, but not loss, in an amount equal to the lesser of:

•	the excess, if any, of the sum of the fair market value of the Heritage common stock and the amount of cash (excluding any cash in lieu of fractional shares) received by the shareholder in exchange for shares of WWB common stock over the shareholder’s basis in the WWB common stock, and

•	the amount of cash (excluding any cash in lieu of fractional shares) received by the shareholder in exchange for shares of WWB common stock,

•	the basis in the Heritage common stock to be received by a WWB shareholder (including fractional shares deemed received and resold) will be the same as the basis in the WWB common stock surrendered in the exchange for Heritage shares, decreased by the amount of cash received (excluding any cash received in lieu of fractional shares) and increased by the amount of gain recognized, if any, as a result of the merger (but excluding any gain or loss from the deemed receipt and sale of fractional shares).

•	if WWB common stock is a capital asset in the hands of the shareholder at the time of the merger, the holding period of the Heritage shares received by the WWB shareholder in the merger will include the holding period of the shares of WWB common stock surrendered in exchange for the Heritage shares.

•	the receipt of cash in lieu of a fractional share of Heritage common stock will be treated as if the fractional Heritage share was distributed as part of the exchange to the WWB shareholder and then redeemed by Heritage, resulting in gain or loss measured by the difference, if any, between the amount of cash received for the fractional share and the shareholder’s tax basis in the fractional share.

Assuming that the merger is a reorganization, neither Heritage nor WWB will recognize gain or loss as a result of the merger. The following discussion of U.S. federal income tax consequences of the merger to WWB shareholders assumes that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Exchange of WWB Shares for Heritage Shares and Cash. If a WWB shareholder’s adjusted basis in his or her WWB shares is less than the fair market value, as of the date of the merger, of the shares of Heritage common stock and cash received by the shareholder, then the shareholder will recognize a gain. This recognized gain will be equal to the lesser of:

•	the excess, if any, of the fair market value, as of the date of the merger, of the Heritage shares and cash received, other than cash received in lieu of fractional shares, over the adjusted basis of the WWB shares surrendered in the exchange, and

•	the amount of cash received in the exchange, other than cash received in lieu of fractional shares.

If, however, a WWB shareholder’s adjusted basis in the shares of WWB common stock surrendered in the Merger is more than the fair market value of the Heritage shares and cash received, then the WWB shareholder’s loss will not be currently allowed or recognized for U.S. federal income tax purposes.

In the case of a shareholder who recognizes gain on the exchange, if the exchange does not have the effect of a distribution of a dividend (as discussed below) and the shares of WWB common stock exchanged were held as capital assets by the WWB shareholder, the gain will be characterized as a capital gain. If the exchange does have the effect of a distribution of a dividend, the gain will be taxable as ordinary income (unless the gain is “qualified dividend income” within the meaning of Section 1(h)(11) of the Code entitled to capital gains treatment) to the extent of the shareholder’s ratable share of available earnings and profits. The remainder, if any, of the recognized gain will be capital gain if the WWB shares exchanged were held as capital assets by the WWB shareholder.

The determination of whether the exchange has the effect of the distribution of a dividend is based on a comparison of the WWB shareholder’s proportionate interest in Heritage after the merger with the proportionate interest the shareholder would have had if the shareholder had received solely Heritage common stock in the merger. For purposes of this comparison, the WWB shareholder may be deemed to constructively own shares of Heritage common stock held by certain members of his or her family or certain entities in which he or she has an ownership or beneficial interest and certain stock options may be aggregated with the shareholder’s shares of Heritage common stock. Dividend treatment will apply unless the shareholder’s interest has been sufficiently reduced. While the determination is based on a WWB shareholder’s particular facts and circumstances, the IRS has indicated in published rulings that a distribution that results in any actual reduction in interest of an extremely small minority shareholder in a publicly held corporation will meaningfully reduce the shareholder’s interest in the corporation, and, therefore, will result in capital gain treatment for shareholders who hold the shares as capital assets if the shareholder exercises no control with respect to corporate affairs.

Because the determination of whether a payment will be treated as having the effect of the distribution of a dividend will generally depend upon the facts and circumstances of each WWB shareholder, WWB shareholders are strongly urged to consult their own tax advisors regarding the tax treatment of cash received in the merger, including the application of the constructive ownership rules of the Code and the effect of any transactions in shares of Heritage common stock by the WWB shareholder.

A WWB shareholder’s basis in the shares of Heritage common stock received in the merger, including fractional shares deemed received and resold as described below, will be equal to the shareholder’s basis in his or her WWB shares reduced by any cash, other than cash in lieu of fractional shares, received in the Merger and increased by any gain recognized in the merger, but excluding any gain or loss from the deemed receipt and resale of fractional shares described below. Provided that the WWB shares surrendered were held as capital assets at the time of the merger, the holding period of the Heritage shares received will include the holding period of the WWB shares surrendered.

Cash Received. Cash received by a holder generally will be treated as received in redemption of the WWB stock, and gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the WWB stock and the portion of the holder’s aggregate adjusted tax basis of the share of WWB common stock surrendered allocable to the WWB stock. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of WWB common stock is more than one year.

Dissenting Shareholders. Holders of WWB common stock who dissent with respect to the merger as discussed in “Dissenters’ Rights” beginning on page 36 of this Proxy Statement/Prospectus, and who receive cash in respect of their shares of WWB common stock will recognize capital gain or loss equal to the difference between the amount of cash received and their aggregate tax basis in their shares.

Backup Withholding. Non-corporate shareholders of WWB may be subject to information reporting and backup withholding on any cash payments they receive. Shareholders will not be subject to backup withholding, however, if they:

•	furnish a correct taxpayer identification number and certify that they are not subject to backup withholding on the substitute Form W-9 or successor form included in the election form/letter of transmittal they will receive; or

•	are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a shareholder’s federal income tax liability, provided he or she furnishes the required information to the IRS.

Cash in lieu of Fractional Shares. Holders of shares of WWB common stock who receive cash in lieu of fractional shares of Heritage common stock will be treated as having first received the fraction of a Heritage share and then as having received cash in exchange for the fractional share interest. Thus, such holders will generally recognize gain or loss in an amount equal to the difference between the amount of cash received in lieu of Heritage shares and the portion of the basis in the WWB shares allocable to the fractional interest.

Reporting Requirements. Shareholders who receive Heritage common stock as a result of the merger will be required to retain records pertaining to the merger and each shareholder will be required to file with his or her federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. WWB’s shareholders will be responsible for the preparation of their own tax returns.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to an WWB shareholder will depend upon the facts of his or her particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular tax consequences to you of the merger.

Conduct of WWB’s Business Pending the Merger

WWB has agreed in the Merger Agreement to operate its businesses in the usual, regular and ordinary course and to use its best efforts to preserve its business relationships and to retain key employees. The Merger Agreement provides that, except with the written consent of Heritage, neither WWB nor WSB may:

•	amend its articles of incorporation or bylaws;

•	issue any additional shares of capital stock (except upon the exercise of outstanding options), options, warrants or other stock-based compensation rights;

•	dispose of or discontinue any of its assets, businesses or properties that are material to WWB;

•	merge, consolidate with, or acquire any business or property of any other party that is material to WWB;

•	repurchase any of its capital stock, split or otherwise subdivide its capital stock, recapitalize in any way or declare a cash or stock dividend on WWB common stock (except as necessary to pay transaction costs and distributions on outstanding trust preferred);

•	incur any additional debt except in the ordinary course of business;

•	increase compensation, pay bonuses or enter into severance arrangements;

•	amend any existing employment contract with any person or enter into any new employment contract;

•	adopt any new employee benefit plan or make any material change to an existing employee benefit plan;

•	make any capital expenditures exceeding $10,000 individually;

•	enter into, renew, terminate or change any material contract, agreement or lease;

•	settle any litigation;

•	extend credit or account for loans and leases other than in accordance with existing lending policies and accounting practices, except that WWB shall not, other than in accordance with mutually agreed procedures, make any new loan or extend or renew any existing loan in excess of $250,000,

•	change its lending, investment, liability management or other material banking policies in any material respect; or

•	incur more than $215,000 in transaction costs.

Conditions to the Completion of the Merger

Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

The respective obligations of Heritage and WWB to complete the merger are subject to the following conditions:

•	approval of the Merger Agreement by a two-thirds vote of all outstanding shares of WWB common stock at the special meeting of WWB’s shareholders;

•	receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

•	absence of any pending or threatened claim, action, or investigation before a court or governmental agency that threatens to prevent the completion of the merger;

•	the absence of any order, decree or injunction of any court or agency that prohibits completion of the merger;

•	effectiveness of the registration statement for the Heritage shares to be issued in the merger;

•	approval by the NASDAQ National Market of listing of the shares of Heritage common stock to be issued in the merger;

•	accuracy of the other party’s representations and warranties contained in the Merger Agreement as of the dates specified in that agreement, except, in the case of most of those representations and warranties, where the failure to be so accurate would not be reasonably likely to have a “material adverse effect” on the party making those representations and warranties (see “- Representations and Warranties” below), and the performance by the other party of its obligations contained in the Merger Agreement in all material respects;

•	that there be no change or threatened change relative to: (a) the business, property, assets (including loan portfolio), liabilities, financial or other condition of WWB or Heritage (unless due to changes in banking regulations, accepted accounting principles, or general economic conditions, or acts approved by the other party) which is reasonably likely, individually or in the aggregate, to have a material adverse effect on such business, or (b) the ability of each party to complete the transaction, in the period from execution of the Merger Agreement to the effective date of the transaction;

•	the receipt by WWB and Heritage of an opinion of Heritage’s counsel substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

The obligations of Heritage under the Merger Agreement are subject to several conditions including, but not limited to:

•	compliance by WWB and WSB with Section 3.12 of the Merger Agreement prohibiting WSB, subsequent to the execution of the Merger Agreement, from making any new loan outside of its trade territory of King and Pierce Counties, Washington, extend credit or account for loans and leases other than in accordance with existing lending policies and accounting practices, or make any new loan, a loan extension or renewal in a principal amount which exceeds $250,000, other than in accordance with the loan reporting process agreed to by the Parties;

•	approval of the Merger Agreement by a two-thirds vote of all outstanding shares of WWB common stock at the special meeting of WWB’s shareholders;

•	compliance by WWB with Section 6.2(L) of the Merger Agreement requiring that on the Effective Date WWB have no less than $3,609,000 in minimum consolidated equity capital;

•	receipt by Heritage of agreements from each affiliate of WWB relating to restrictions on disposition of Heritage shares received by such affiliates;

•	the number of shares of WWB common stock for which dissenters’ rights of appraisal are perfected as of the effective date or payable in cash for fractional shares shall not exceed 15% of the outstanding shares;

•	compliance by WWB with Section 6.2(M) of the Merger Agreement requiring that prior to the Effective Date written confirmation be delivered to Heritage by WWB stating that WWB has redeemed and paid off its outstanding trust preferred securities and that all tax returns for the statutory trust have been filed with no further current or potential liability to Heritage;

•	compliance by WWB with Section 6.2(N) of the Merger Agreement requiring that prior to the Effective Date Heritage shall have received written agreement from the landlord of WWB’s and WSB’s main office building permitting Heritage to assume the existing lease and the existing extension (authorizing continued occupation through 2017) with no assumption fee;

•	receipt of voting agreements from each director and executive officer of WWB;

•	compliance by WWB with Section 6.2(O) of the Merger Agreement requiring that as of the effective date, WSB’s lease on its second office site be terminated at no cost and with no penalty to Heritage or to WWB or WSB, the building at that site be removed from the books of WWB, WSB and Washington State Bank Real Estate Holdings, Inc. (“Holdings”) at a loss after tax not exceeding $101,640, and that the building is to be sold for cash with no financing provided by WWB or WSB;

•	compliance by WWB with Section 6.2(P) of the Merger Agreement requiring that the cost of certain recommended improvements to the main office of WSB shall be borne by WSB, which costs shall not exceed $25,000;

•	receipt of noncompetition and nonsolicitation agreements from each director of WWB and WSB, and from its President and Chief Executive Officer, L. Anthony Tebeau; and

•	receipt of nonsolicitation agreement from Paula A. Vinson, Chief Financial Officer of WSB.

The obligations of WWB under the Merger Agreement are subject to the following conditions:

•	WWB’s financial advisor shall not have withdrawn its fairness opinion; and

•	nothing shall have come to WWB’s attention to cause it to have a reasonable belief that the merger will not be treated as a reorganization within the meaning of section 368(a) of the Code.

Representations and Warranties

Each of WWB and Heritage has made representations and warranties to the other in the Merger Agreement as to, among other things:

•	corporate organization, existence and qualification to conduct business;

•	due authorization, execution, delivery and enforceability of the Merger Agreement;

•	capital structure;

•	governmental and third-party consents necessary to complete the merger;

•	absence of any violation of agreements or law or regulation as a result of the merger;

•	compliance with laws;

•	SEC and regulatory filings;

•	accuracy of financial statements;

•	absence of any undisclosed liabilities;

•	loan portfolio;

•	tax treatment of the merger;

•	agreements with regulatory agencies and regulatory approvals;

•	absence of legal proceedings and regulatory actions; and

•	tax matters.

WWB has also made representations and warranties to Heritage with respect to real estate and personal property, environmental matters, fees payable to financial advisors in connection with the merger, inapplicability of state anti-takeover laws, loan classification and loss allowances, insurance, material contracts and leases, employee benefit plans, and the receipt of a fairness opinion.

No Solicitation by WWB

WWB has agreed that it will not solicit, authorize, encourage or facilitate any inquiries with respect to any:

•	tender offer;

•	any proposal for a merger, consolidation, reorganization, share exchange, recapitalization, liquidation, dissolution or other business combination involving WWB; or

•	any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, WWB.

In our discussion we refer to any offer or proposal of the type described in any of the prior bullet points as an “acquisition proposal.”

WWB, however, may negotiate or provide information to, or have discussions with, any person relating to an unsolicited acquisition proposal if WWB’s board determines in good faith, consistent with its fiduciary duties upon advice of its financial advisor and counsel, that the proposal or offer would reasonably be expected to result in a transaction that is:

•	for either (A) a merger, reorganization or similar transaction involving WWB, (B) a sale, transfer or other disposition of at least 50% of the assets of WWB, or (C) the acquisition by a person of beneficial ownership of 50% or more of WWB’s common stock;

•	more favorable to WWB shareholders from a financial point of view than the transaction contemplated by the Merger Agreement with Heritage; and

•	reasonably capable of being completed.

In our discussion we refer to any offer or proposal described above as a “superior proposal.” Prior to providing confidential information to, or entering into discussion or negotiations with, the other party in connection with a superior proposal, WWB must execute a confidentiality agreement with the other party and WWB’s board must promptly notify Heritage of the other party’s proposal, any information requested from, and any such discussions or negotiations sought to be initiated or continued with, WWB.

Regulatory Approvals Required for the Merger

Heritage and WWB have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the Merger Agreement, which include approval from the Federal Deposit Insurance Corporation (FDIC), the Washington Department of Financial Institutions and, unless otherwise waived, the Federal Reserve. We filed applications with the FDIC and the Department of Financial Institutions seeking such approvals on March 31, 2006, and intend to file a request to obtain a waiver from the Federal Reserve promptly after obtaining FDIC approval. The merger cannot proceed in the absence of these regulatory approvals. Although Heritage and WWB expect to obtain these required regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, there can be no assurance as to its result.

Heritage and WWB are not aware of any other material governmental approvals or actions that are required prior to the parties’ consummation of the merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought.

Bank Merger Act Approval. The merger of WSB into Heritage Bank as contemplated herein is subject to approval of the Federal Deposit Insurance Corporation (“FDIC”) pursuant to the Bank Merger Act (12 U.S.C. Sec. 1828 et seq.). The Bank Merger Act (the “BMA”) requires that the relevant regulatory agency take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The BMA prohibits the FDIC from approving the acquisition (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anti-competitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977 (“CRA”) in meeting the credit needs of the entire community, including low-and moderate-income neighborhoods, served by such institutions.

Washington Department of Financial Institutions. The Department of Financial Institutions must be notified at least 30 days prior to the completion of the merger and provided with a copy of the application to the FDIC and certain other information, as a result of the change of control of WWB’s banking subsidiary, WSB. Upon receipt of the Merger Agreement (which is filed as an exhibit to the application), the Department of Financial Institutions will approve the merger if it determines that the transaction provides adequate capital structure, is fair and not contrary to the public interest.

Federal Reserve Board. The Federal Reserve must approve the merger before the merger of WWB can be completed, because Heritage is a bank holding company proposing to acquire WWB, another bank holding company, unless such approval is waived pursuant to the Federal Reserve’s regulations. Based on the fact that the transaction is subject to the approval of the FDIC, Heritage intends to file a waiver request with the Federal Reserve to waive the application requirements.

The approval of any application merely implies satisfaction of regulatory criteria for approval, which does not include review of the transaction from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approvals do not constitute an endorsement or recommendation of the proposed transaction.

The Merger Agreement provides that if the merger has not been consummated on or before June 30, 2006, and Heritage and WWB have not agreed upon an extension, the Merger Agreement may be terminated, subject to certain conditions, by Heritage or WWB. Since there is the possibility that regulatory approval may not be obtained for a substantial period of time after approval of the Merger Agreement by WWB’s shareholders, there can be no assurance that the merger will be consummated by June 30, 2006. In addition, should regulatory approval require any material change, a resolicitation of shareholders may be required if regulatory approval is obtained after shareholder approval of the Merger Agreement.

Heritage and WWB are not aware of any governmental approvals or compliance with banking laws and regulations that are required for the merger to become effective other than those described above. Heritage and WWB intend to seek any other approval and to take any other action that may be required to complete the merger. There can be no assurance that any required approval or action can be obtained or taken prior to the special meeting.

The merger cannot be completed unless all necessary regulatory approvals are granted. In addition, Heritage may elect not to complete the merger if any condition under which any regulatory approval is granted is unreasonably burdensome to Heritage. See “The Merger—Conditions to the Completion of the Merger” and “—Termination of the Merger Agreement.”

Dissenters’ Rights

In accordance with Chapter 13 of the Washington Business Corporation Act (“WBCA”), WWB’s shareholders have the right to dissent from the merger and to receive payment in cash for the “fair value” of their WWB common stock.

WWB shareholders electing to exercise dissenters’ rights must comply with the provisions of Chapter 13 in order to perfect their rights. WWB and Heritage will require strict compliance with the statutory procedures. The following is intended as a brief summary of the material provisions of the Washington statutory procedures required to be followed by a WWB shareholder in order to dissent from the merger and perfect the shareholder’s dissenters’ rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 13 of the WBCA, the full text of which is set forth in Appendix B.

A shareholder who wishes to assert dissenters’ rights must (i) deliver to WWB before the vote is taken by WWB shareholders notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is effected, and (ii) not vote such shares in favor of the merger. A shareholder wishing to deliver such notice should hand deliver or mail such notice to WWB at the following address within the requisite time period:

Western Washington Bancorp

32303 Pacific Highway South

Federal Way, Washington 98003

Attn: Paula A. Vinson

A shareholder who wishes to exercise dissenters’ rights generally must dissent with respect to all the shares the shareholder owns or over which the shareholder has power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by delivering to WWB a notice of the name and address of each person on whose behalf the record shareholder asserts dissenters’ rights. A beneficial shareholder may assert dissenters’ rights directly by submitting to WWB the record shareholder’s written consent and by dissenting with respect to all the shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

A shareholder who does not deliver to WWB prior to the vote being taken by WWB shareholders a notice of the shareholder’s intent to demand payment for the “fair value” of the shares will lose the right to exercise dissenters’ rights. In addition, any shareholder electing to exercise dissenters’ rights must either vote against the Merger Agreement or abstain from voting. Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the shares of WWB common stock represented by proxy are to be voted will constitute a vote in favor of the Merger Agreement and a waiver of such shareholder’s statutory dissenters’ rights.

If the merger is effected, Heritage as the surviving corporation shall, within ten days after the effective date of the merger, deliver a written notice to all shareholders who properly perfected their dissenters’ rights in accordance with Chapter 13 of the WBCA. Such notice will, among other things: (i) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (ii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (iii) supply a form for demanding payment; and (iv) set a date by which Heritage must receive the payment demand, which date will be between 30 and 60 days after notice is delivered.

A shareholder wishing to exercise dissenters’ rights must timely file the payment demand and deliver share certificates as required in the notice. Failure to do so will cause such person to lose his or her dissenters’ rights.

Within 30 days after the merger occurs or receipt of the payment demand, whichever is later, Heritage shall pay each dissenter with properly perfected dissenters’ rights Heritage’s estimate of the “fair value” of the shareholder’s interest, plus accrued interest from the effective date of the merger. With respect to a dissenter who did not beneficially own WWB shares prior to the public announcement of the merger, Heritage is required to make the payment only after the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger. The rate of interest is generally required to be the rate at which Heritage can borrow money from other banks.

A dissenter who is dissatisfied with Heritage’s estimate of the fair value or believes that interest due is incorrectly calculated may notify WWB of the dissenter’s estimate of the fair value and amount of interest due. If Heritage does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value then Heritage must, within 60 days, petition a court to determine the fair value.

In view of the complexity of Chapter 13 of the WBCA and the requirement that shareholders must strictly comply with the provisions of Chapter 13 of the WBCA, shareholders of WWB who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

Termination of the Merger Agreement

General. The Merger Agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by the shareholders of WWB, in any of the following ways:

•	by mutual consent of Heritage and WWB;

•	by either Heritage or WWB, 60 days after the date on which any application for a required regulatory approval is denied (or should any required approval be conditioned upon a substantial deviation from the transactions contemplated), unless such denial is appealed within 14 business days;

•	by either Heritage or WWB, if the merger is not completed on or before June 30, 2006, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the Merger Agreement to perform its covenants and agreements contained in the Merger Agreement;

•	by either Heritage or WWB, if (i) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement and (ii) there has been a material breach of any of the representations, warranties, covenants or agreements of the other party in the Merger Agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger;

•	by either Heritage or WWB if an event occurs between execution of the Merger Agreement and the effective date of the merger that has an adverse material effect on the business of the other party unrelated to changes in the banking industry, the general economy, accounting principles, or actions authorized by the party seeking to terminate the Merger Agreement;

•	by WWB if its financial advisor, MWRI withdraws its fairness opinion;

•	by WWB if its board of directors determines in good faith, after consultation with outside counsel, that in light of an unsolicited superior proposal it must terminate the Merger Agreement to comply with its fiduciary duties to WWB and its shareholders, provided that WWB may terminate the Merger Agreement solely in order to concurrently enter into a letter of intent, agreement in principle, an acquisition agreement or other similar agreement (an “acquisition agreement”) related to a superior proposal. Furthermore, WWB may terminate the Merger Agreement only after the fifth day following Heritage’s receipt of a written notice advising Heritage that WWB’s board of directors is prepared to accept a superior proposal, and only if, during that five-day period, if Heritage so elects, WWB has negotiated in good faith with Heritage to make adjustments in the terms and conditions of the Merger Agreement as would enable Heritage to proceed with the merger on those adjusted terms; or

•	by Heritage if the average closing price of Heritage shares for the 30 day trading period ending three trading days prior to the effective date of the merger is less than $19.00.

It is not possible to know whether the price-based termination right will be triggered until after the third trading day immediately prior to the effective date of the merger (the “determination date”). If WWB’s shareholders approve and adopt the Merger Agreement at the special meeting and afterward WWB’s price-based termination right is triggered, the WWB board of directors will have the authority, consistent with its fiduciary duties, to elect either to complete the merger, whether or not there is any increase in the total stock consideration and without any further action by or resolicitation of the shareholders of WWB, or to terminate the Merger Agreement.

Termination Fee. WWB must pay Heritage a termination fee of $500,000 if:

•	WWB terminates the Merger Agreement in order to accept a superior proposal;

•	WWB terminates the Merger Agreement because MWRI fairness opinion is withdrawn for any reason and on or before June 30, 2007, WWB enters into an acquisition agreement providing for a merger, reorganization, recapitalization or other business combination involving WWB or WSB, or the sale of a substantial equity interest in, or a substantial portion of the assets of, WWB or WSB

•	if the board of directors of WWB fails to recommend that the shareholders approve the transaction for any reason and the agreement is terminated by mutual agreement or by either party because the merger is not completed by June 30, 2006 or by Heritage for breach of covenant; or

•	an acquisition proposal with respect to WWB has been made known to WWB and has been publicly announced or otherwise become public, or been made to the WWB shareholders, and after which both of the following occurs:

(a) the Merger Agreement is terminated by Heritage or WWB because the merger is not completed on or before June 30, 2006, and prior to that date the shareholders of WWB have not previously approved the merger; and

(b) on or before June 30, 2007 WWB or WSB enters into an acquisition agreement providing for a merger, reorganization, recapitalization or other business combination, or the sale of a substantial equity interest in, or a substantial portion of the assets of WWB or WSB.

Further, WWB must pay Heritage a termination fee of $500,000 if either party terminates the Merger Agreement by reason of WWB’s material breach of any of its representations, warranties, covenants or agreements in the Merger Agreement, which breach is not cured within 30 days following written notice by Heritage, or which breach, by its nature, cannot be cured prior to the closing date of the merger.

Heritage is entitled to only one termination fee.

WWB agreed to this termination fee arrangement in order to induce Heritage to enter into the Merger Agreement. This arrangement could have the effect of discouraging other companies from trying to acquire WWB.

Heritage must pay WWB a termination fee of $500,000 if either party terminates the Merger Agreement by reason of Heritage’s material breach of any of its representations, warranties, covenants or agreements in the Merger Agreement, which breach is not cured within 30 days following written notice by WWB, or which breach, by its nature, cannot be cured prior to the closing date of the merger.

Effect of Termination. If the Merger Agreement is terminated, subject to the termination fee provisions, it will become void and there will be no liability on the part of Heritage or WWB or their respective officers or directors, except that:

•	any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the Merger Agreement;

•	certain provisions of the Merger Agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination; and

•	Heritage and WWB each will bear its own expenses in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement.

Extension, Waiver and Amendment of the Merger Agreement

Extension and Waiver. At any time prior to the completion of the merger, each of Heritage and WWB may, to the extent legally allowed:

•	extend the time for the performance of the obligations under the Merger Agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the Merger Agreement; and

•	waive the other party’s compliance with any of its agreements contained in the Merger Agreement, or waive compliance with any conditions to its obligations to complete the merger.

Amendment. Subject to compliance with applicable law, Heritage and WWB may amend the Merger Agreement at any time before or after approval of the Merger Agreement by WWB shareholders. However, after approval of the Merger Agreement by WWB shareholders, there may not be, without their further approval, any amendment of the Merger Agreement that reduces the amount or changes the form of the consideration to be delivered to the WWB shareholders.

Stock Market Listing

Heritage common stock is listed on the NASDAQ National Market. Heritage has agreed to use its reasonable best efforts to cause the shares of Heritage common stock to be issued in the merger to be listed on the NASDAQ National Market. It is a condition of the merger that those shares be listed on the NASDAQ National Market.

Resale of Heritage Common Stock

The shares of Heritage common stock to be issued to shareholders of WWB upon consummation of the merger are being registered pursuant to an S-4 Registration Statement under the Securities Act of 1933, as amended. Upon the effectiveness of the S-4 Registration Statement, such shares may be traded freely and without restriction by those shareholders not deemed to be “affiliates” of WWB or Heritage as that term is defined in the rules under the Securities Act. Heritage common stock received by those shareholders of WWB who are deemed to be “affiliates” of WWB on the date of the special meeting may be resold without registration only to the extent provided for by rule 145, which permits limited sales under certain circumstances, or as otherwise permitted under the Securities Act.

An “affiliate” of WWB is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, WWB. These restrictions generally are expected to apply to the directors and executive officers of WWB. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Heritage will give stop transfer instructions to the transfer agent with respect to the shares of Heritage common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

In the Merger Agreement, WWB has agreed to use its best efforts to cause each person who may be deemed to be an affiliate of WWB to enter into an agreement with Heritage providing that such affiliate will not sell, transfer, or otherwise dispose of the shares of Heritage common stock to be received by such person in the merger except in compliance with the applicable provisions of the Securities Act and the rules and regulations promulgated thereunder. This Proxy Statement/Prospectus does not cover any resales of Heritage common stock received by affiliates of WWB.

Accounting Treatment

The acquisition of WWB will be accounted for using the purchase method of accounting by Heritage under accounting principles generally accepted in the United States of America. Accordingly, using the purchase method of accounting, the assets and liabilities of WWB will be recorded by Heritage at their respective fair values at the time of the merger. The excess of Heritage’s purchase price over the net fair value of assets acquired including identifiable intangible asset(s), and liabilities assumed is recorded as goodwill. Intangible assets without definitive lives and goodwill will be periodically reviewed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of WWB will be included in Heritage’s consolidated statement of operations after the date of the merger. Intangible asset with definitive lives will be amortized against the combined company’s earnings following completion of the merger.

Expenses

The Merger Agreement provides that each of Heritage and WWB will pay its own expenses in connection with the transactions contemplated by the Merger Agreement.

BUSINESSES OF THE PARTIES TO THE MERGER

Industry Overview

The commercial banking industry continues to undergo increased competition, consolidation and change. Non-insured financial service companies such as mutual funds, brokerage firms, insurance companies, mortgage companies and leasing companies are offering alternative investment opportunities for customers’ funds or lending sources for their needs. Banks have been granted extended powers to better compete, including the limited right to sell insurance and securities products, but the percentage of financial transactions handled by commercial banks has dropped steadily. Although the amount of deposits in banks is remaining relatively steady, such deposits represent less than 20% of household financial assets compared to over 35% 25 years ago. This trend represents a continuing shift to stocks, bonds, mutual funds and retirement accounts.

Nonetheless, commercial banks are reducing costs by consolidation and exploring alternative products and different ways of delivering bank products. Although new community banks continue to be organized, bank mergers substantially outstrip formations.

To more effectively and efficiently deliver their products, banks are opening in-store branches, installing more automated teller machines (“ATMs”) and investing in technology to permit telephone, personal computer and Internet banking. While all banks are experiencing the effects of the changing environment, the manner in which banks choose to compete is increasing the gap between larger super-regional banks, committed to becoming national or regional “brand names” providing a broad selection of products at low cost and with advanced technology, and community banks that provide most of the same products but with a commitment to personal service and with local ties to the customers and communities they serve.

Heritage

Heritage is a Washington corporation registered as a bank holding company under the Bank Holding Company Act of 1956. Heritage is primarily engaged in the business of planning, directing, and coordinating the business activities of its wholly owned subsidiaries, Heritage Bank and Central Valley Bank. Heritage Bank is headquartered in Olympia, Washington and conducts business from its 12 offices located in Thurston, Pierce and Mason Counties in Washington. Central Valley Bank conducts business from its main office in Toppinish, Washington and its five branch offices located in Yakima and Kittitas Counties. As of December 31, 2005, Heritage had total assets of approximately $751 million, net loans receivable of approximately $644 million, total deposits of approximately $637 million and shareholder’s equity of approximately $66 million. Heritage was incorporated in 1997.

Lending activities are conducted through Heritage Bank and Central Valley Bank. Heritage offers commercial, real estate, income property, agricultural, and consumer loans. Their focus is on commercial lending with commercial comprising 55% of the loan portfolio at December 31, 2005. Heritage also provides real estate mortgages, both single and multifamily residential and commercial. At December 31, 2005, real estate mortgages comprised 33% of the loan portfolio. Almost all of these loans were to borrowers within the Banks’ principal market areas.

Heritage’s primary source of funds has historically been customer deposits. Heritage offers a variety of accounts designed to attract both short-term and long-term deposits from its market area. These accounts include NOW, money market, sweep accounts, savings and certificates of deposit. Interest rates paid on these account vary from time to time and are based on competitive factors and liquidity needs. One of the goals of management is to maintain noninterest-bearing deposits at the highest level possible. These are low cost funds and help to increase the net interest margin.

The deposits of Heritage Bank and Central Valley Bank are insured by the FDIC up to the limits specified by law.

Market Area. Headquartered in Olympia, Thurston County, Washington, Heritage conducts business through Heritage Bank and Central Valley Bank. Heritage Bank has thirteen full service offices, with seven in Pierce County, five in Thurston County, and one in Mason County. Heritage Bank has mortgage origination offices in Thurston County, Mason County and Pierce County, which all operate within banking offices. The mortgage loan operations are performed in one office located in Thurston County. Central Valley Bank operates six full service offices, with five in Yakima County and one in Kittitas County.

Olympia enjoys a stable economic climate, largely due to government employment and military personnel, both retired and active. State government is by far the largest employer in Thurston County, employing over 40% of the total county work force. Federal, county and municipal government comprise nearly 50% of the county’s employment base. Fort Lewis and McChord Air Force Base are both located in Heritage’s primary market area.

Thurston County has a population of 226,721 as of June 30, 2005 and has experienced steady growth over the past few decades. Thurston County’s growth has been spurred by an increase in government employment in the 1980’s and the expansion of a large retirement population, including many former military personnel.

Pierce County, where Tacoma is located, has a population of 282,596 as of June 30, 2005. Its economy is well-diversified, with the principal industries being aerospace, shipping, military-related government employment, agriculture and forest products.

Heritage’s market area also includes Shelton and the surrounding Mason County area. The population of Mason County is approximately 53,236 as of June 30, 2005, and its economy is substantially dependent upon timber and the forest products industries.

Heritage’s market area includes several counties in central Washington. The population of Yakima County is approximately 229,624 as of June 30, 2005 and its economy is primarily agriculturally-based. Yakima County ranks first in the United States in the number of all fruit trees. It produces apples, winter pears, peaches, apricots, cherries, mint, hops, beef and wheat as well as wines. Yakima County has surpassed Whatcom County as Washington’s leading county for dairy production and cow numbers.

Kittitas County has a population of 37,701 as of June 30, 2005. Its economy is increasingly diversified with substantial industries in agriculture, manufacturing (including food processing, lumber and wood products) and education as county seat Ellensburg is the home of Central Washington University.

Business Strategy. Heritage is attempting to pursue the following strategies:

•	increasing the percentage of its assets consisting of business, construction, and commercial real estate loans with higher risk-adjusted returns, shorter maturities and greater sensitivity to interest rate fluctuations;

•	increasing deposits by attracting lower cost transaction accounts (such as checking, savings and money market accounts) through an enhanced branch network and online banking;

•	maintaining cost-effective operations by efficiently offering products and services;

•	maintaining its capital position at or above the “well-capitalized” (as defined for regulatory purposes) level; and

•	exploring prudent means to grow the business internally and/or through acquisitions.

A source of future growth may be through acquisitions. Heritage’s management believes that many other financial institutions are considering selling their institutions for a variety of reasons, including lack of shareholder liquidity, management succession issues, technology challenges, and increasing competition. Heritage actively reviews proposals for various acquisition opportunities. The objective of acquisitions will be to increase the opportunity for quality earning asset growth, deposit generation and fee-based income opportunities; diversify the earning assets portfolio and core deposit base through expansion into new geographic markets; maintain a well capitalized position after the acquisition; improve the potential profits from the combined operations through economies of scale and; enhance shareholder value measured through increasing return on equity and/or increasing earnings per share.

Heritage’s ability to make future acquisitions depends on several factors such as the availability of suitable acquisition candidates, necessary regulatory and shareholder approval, compliance with applicable capital requirements and, in the case of cash acquisitions, on its cash assets or ability to acquire cash. Heritage may need to obtain additional debt and equity capital in pursuing its business strategy. Heritage’s access to capital markets or the costs of this capital can be impacted by economic, financial, competitive and other conditions beyond Heritage’s control. Further, acquisition candidates may not be available in the future on favorable terms. There are only a limited number of suitable acquisition candidates with in Heritage’s existing and potential market areas, and many of these candidates would also be attractive acquisition candidates for other financial institutions. This competition is likely to affect Heritage’s ability to make acquisitions, increase the price paid for certain acquisitions, and increase the costs of analyzing possible acquisitions. Therefore, no assurance can be made that acquisition activity will continue in the future.

Managing growth through acquisitions is a challenging process that includes integration and training of personnel, developing common products and pricing, combining office and operations policies and procedures, data processing conversion and various other matters. After any acquisition, Heritage may experience adverse changes in results of operations of acquired entities, unforeseen liabilities, asset quality problems of acquired entities, loss of key personnel, loss of customers because of change in identity, difficulties in integrating data processing and operational procedures, and deterioration in local economic conditions.

Facilities. Heritage’s executive offices and the main office of Heritage Bank are located in approximately 22,000 square feet of the headquarters building and adjacent office space which are owned by Heritage Bank and located in downtown Olympia. At December 31, 2005, Heritage Bank had six offices located in Tacoma and surrounding areas of Pierce County (all but one of which are owned), five offices located in Thurston County (all of which are owned with one office located on leased land), and one office in Shelton, Mason County (which is owned). Central Valley Bank had six offices, five located in Yakima County and one in Kittitas County (all of which are owned with two on leased land).

Competition. The banking industry is highly competitive. Heritage Bank faces strong competition in attracting deposits and in originating loans. The most direct competition for deposits has historically come from other commercial banks, saving institutions and credit unions located in the primary market area. As with all banking organizations, Heritage also has competition from nonbanking sources, including mutual funds, corporate and governmental debt securities and other investment alternatives. Heritage expects increasing competition from other financial institutions and nonbanking sources in the future. Many of Heritage’s competitors have more significant financial resources, larger market share and greater name recognition than Heritage. The existence of such competitors may make it difficult for Heritage to achieve its financial goals.

Competition has further increased as a result of Washington banking laws that permit statewide branching of Washington domiciled financial institutions and acquisitions of Washington-based financial institutions by out-of-state bank holding companies.

Management believes that the principal competitive factors affecting Heritage’s markets include interest rates paid on deposits and charged on loans, the range of banking products available, and customer service and support. Although management believes that Heritage’s products currently compete favorably with respect to these factors, there can be no assurance that Heritage can maintain its competitive position against current and potential competitors, especially those with significantly greater financial resources.

Heritage’s competition for loans comes principally from other commercial banks, savings institutions, credit unions and mortgage banking companies. Heritage competes for loans principally through the efficiency and quality of the services it provides borrowers, real estate brokers and home builders, and the interest rates and loan fees it charges.

Heritage competes for deposits by offering depositors a wide variety of checking accounts, savings accounts, certificates and other services. Heritage’s ability to attract and retain deposits depends on its ability to provide deposit products that satisfy the requirements of customers as to interest rates, liquidity, transaction fees, risk of loss of deposit, convenience and other factors. Deposit relationships are actively solicited through a sales and service system.

Changes in technology, mostly from the growing use of computers and computer-based technology, present competitive challenges to Heritage. Large banking institutions typically have the ability to devote significant resources to developing and maintaining technology-based services such as on-line banking and other banking products and services over the Internet, including deposit services and mortgage loans. Some new banking competitors offer all of these services online. Customers who bank by computer or by telephone may not need to go to a branch location in person. Heritage’s high service philosophy emphasizes face-to-face contact with tellers, loan officers and other employees. Heritage believes a personal approach to banking is a competitive advantage, one that will remain popular in the communities that it serves. However, customer preferences may change, and the rapid growth of online banking could, at some point, render Heritage’s personal, branch-based approach obsolete. Heritage believes that it has reduced this risk by offering on-line banking services to its customers, and by continuing to provide 24-hour banking services. There can be no assurance that these efforts will be successful in preventing the loss of customers to competitors.

Employees. As of February 15, 2006, Heritage and its subsidiaries had 211 full-time equivalent employees. None of Heritage’s employees are covered by a collective bargaining agreement. Management believes relations with its employees are good.

Legal Proceedings. Periodically and in the ordinary course of business, various claims and lawsuits are brought against Heritage, Heritage Bank or Central Valley Bank, such as claims to enforce liens, condemnation proceedings on properties in which Heritage Bank held security interests, claims involving the making and servicing of real property loans and other issues incident to the business of Heritage and Heritage Bank. In the opinion of management, the ultimate liability, if any, resulting from such claims or lawsuits will not have a material adverse effect on the financial position or results of operations of Heritage.

Stock Ownership

The following table sets forth information concerning the number of shares of Heritage common stock held as of March 10, 2006 by the only stockholders who are known to management to be the beneficial owners of more than five percent (5%) of Heritage’s outstanding shares:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Donald V. Rhodes 201 Fifth Avenue, S.W. Olympia, WA 98501	438,164	(2)	6.91%

(1)	Of common stock.
(2)	Includes 7,140 options, which are exercisable at $10.60 per share, 14,280 options exercisable at $8.04 per share, 15,750 options exercisable at $9.29 per share, 12,600 options exercisable at $11.67 per share and 682 options exercisable at $20.49 per share. Includes 19,637 vested shares in the Heritage 401(k) ESOP.

Directors and Executive Officers Stock Ownership

The following table shows the beneficial ownership of Heritage common stock as of March 10, 2006 by:

•	Each director and director nominee;

•	The chief executive officer and those persons who served as executive officers in 2005 and received salaries and bonuses totaling in excess of $100,000 during 2005; and

•	All directors and executive officers as a group.

For purposes of this table and according to Rule 13d-3 under the Securities Exchange Act of 1934, a person is the beneficial owner of any shares if he or she has voting and/or investment power over those shares. The table includes shares owned by spouses, other immediate family members in trust, shares held in retirement accounts or funds for the benefit of the named individuals, and other forms of ownership, over which shares the persons named in the table possess voting and/or investment power.

	Shares Beneficially Owned at March 10, 2006
Name	Number	Percent of Outstanding Common Stock
D. Michael Broadhead (1)	76,075	1.20%
Lynn M. Brunton (2)	134,061	2.11%
Edward D. Cameron (3)	28,973	*
Brian S. Charneski (4)	30,240	*
Gary B. Christensen (5)	33,103	*
John A. Clees (6)	86,433	1.36%
Kimberly T. Ellwanger	2,625	*
Peter N. Fluetsch (7)	27,930	*
Daryl D. Jensen (8)	172,667	2.72%
Jeffrey S. Lyon (9)	16,638	*
Gregory D. Patjens (10)	48,452	*
Donald V. Rhodes (11)	438,164	6.91%
James P. Senna (12)	85,575	1.35%
Brian L. Vance (13)	190,997	3.01%
Philip S. Weigand (14)	135,087	2.13%
Directors, nominees and executive officers as a group (15 persons) (15)	1,507,020	23.77%

*	Represents less than 1.0% of Heritage’s outstanding common stock.

(1)	Includes 2,415 shares issuable upon exercise of options, which are exercisable at $8.57 per share, 7,245 options exercisable at $9.67 per share, 7,245 options exercisable at $11.67 per share, 7,245 options exercisable at $20.36 per share, 3,780 options exercisable at $20.10 per share and 1,890 options exercisable at $20.49 per share. Includes 4,982 vested shares in the Heritage 401(k) ESOP.
(2)	Includes 1,575 shares issuable upon exercise of options, which are exercisable at $20.36 per share, 1,050 options exercisable at $20.10 per share and 525 options exercisable at $20.49 per share.
(3)	Includes 1,050 shares issuable upon exercise of options, which are exercisable at $9.29 per share, 4,253 options exercisable at $11.67 per share, 1,260 options exercisable at $20.49 per share, 2,520 options exercisable at $20.10 per share and 4,725 options exercisable at $20.36 per share. Includes 3,825 vested shares in the Heritage 401(k) ESOP.
(4)	Includes 1,260 shares issuable upon exercise of options, which are exercisable at $7.62 per share, 1,260 options exercisable at $9.67 per share, 1,575 options exercisable at $11.67 per share, 1,575 options exercisable at $20.36 per share, 1,050 options exercisable at $20.10 per share and 525 options exercisable at $20.49 per share.
(5)	Includes 105 shares issuable upon the exercise of options, which are exercisable at $8.57 per share, 210 options exercisable at $7.35 per share, 315 options exercisable at $9.67 per share, 473 options exercisable at $11.67 per share, 473 options exercisable at $20.36, 315 options exercisable at $20.10 per share and 157 options exercisable at $20.49 per share.
(6)	Mr. Clees has no options available for exercise within 60 days of the record date.
(7)	Includes 1,575 shares issuable upon exercise of options, which are exercisable at $20.36 per share, 525 options exercisable at $20.49 per share and 1,050 options exercisable at $20.10 per share.
(8)	Includes 2,048 shares issuable upon the exercise of options, which are exercisable at $11.67 per share, 2,048 options exercisable at $20.36 per share, 682 options exercisable at $20.49 per share and 1,365 options exercisable at $20.10 per share.
(9)	Includes 1,260 shares issuable upon the exercise of options at $9.67 per share, 1,575 options exercisable at $20.36 per share, 525 options exercisable at $20.49 per share, 1,050 options exercisable at $20.10 and 1,575 options exercisable at $11.67 per share.
(10)	Includes 4,830 shares issuable upon exercise of options, which are exercisable at $8.04 per share, 2,415 options exercisable at $8.33 per share, 4,253 options exercisable at $11.67 per share, 4,725 options exercisable at $20.36 per share, 1,260 options exercisable at $20.49 per share, 2,520 options exercisable at $20.10 per share and 7,245 options exercisable at $9.29 per share. Includes 4,509 vested shares in the Heritage 401(k) ESOP.
(11)	Includes 7,140 shares issuable upon exercise of options, which are exercisable at $10.60 per share, 14,280 options exercisable at $8.04 per share, 15,750 options exercisable at $9.29 per share, 12,600 options exercisable at $11.67 per share and 682 options exercisable at $20.49 per share. Includes 19,637 vested shares in the Heritage 401(k) ESOP.
(12)	Includes 420 options, which are exercisable at $8.09 per share, 840 options exercisable at $7.44 per share, 1,260 options exercisable at $9.67 per share, 1,575 options exercisable at $11.67 per share, 1,575 options exercisable at $20.36 per share, 1,050 options exercisable at $20.10 per share and 525 options exercisable at $20.49 per share.
(13)	Includes 3,780 shares issuable upon exercise of options, which are exercisable at $8.04 per share, 8,400 options exercisable at $9.29 per share, 15,750 options which are exercisable at $11.67 per share, 22,050 options exercisable at $20.36 per share, 8,400 options exercisable at $20.10 per share and 5,250 options exercisable at $20.49 per share. Includes 11,930 vested shares in the Heritage 401(k) ESOP.
(14)	Includes 1,575 shares issuable upon exercise of options, which are exercisable at $11.67 per share, 1,260 shares exercisable at $7.44 per share, 840 shares exercisable at $8.09 per share, 1,260 shares exercisable at $9.67 per share, 1,575 options exercisable at $20.36 per share, 1,050 options exercisable at $20.10 per share and 525 options exercisable at $20.49 per share.
(15)	Includes 228,009 shares issuable upon exercise of options. Includes 44,883 vested shares in the Heritage 401(k) ESOP.

Executive Officers

The following table provides information about the executive officers of Heritage. All officers are appointed by the Board of Directors and serve at the pleasure of the Board for an unspecified term.

Name	Age	Position	Has Served Heritage, Heritage Bank or Central Valley Bank Since
Donald V. Rhodes (1)	70	Chairman and Chief Executive Officer of Heritage; Chairman of Heritage Bank; Chairman and Chief Executive Officer of Central Valley Bank	1986
Brian L. Vance (2)	51	President of Heritage and President and Chief Executive Officer of Heritage Bank	1996
Gregory D. Patjens (3)	56	Executive Vice President, Heritage Bank	1999
Edward D. Cameron (4)	65	Senior Vice President, Treasurer and Corporate Secretary of Heritage and Senior Vice President, Treasurer and Corporate Secretary of Heritage Bank	1999
D. Michael Broadhead (5)	61	President—Central Valley Bank	1986

(1)	For background information on Mr. Rhodes, see below.
(2)	For background information on Mr. Vance, see below.
(3)	Mr. Patjens joined Heritage Bank on March 16, 1999. Mr. Patjens was employed for over 25 years with Key Bank and its predecessor, Puget Sound National Bank in positions with responsibilities for a variety of administrative and bank operations functions. Prior to leaving Key Bank, Mr. Patjens was Senior Vice President for Key Services, National Client Services.
(4)	Mr. Cameron became the Senior Vice President, Treasurer and Corporate Secretary of Heritage in January of 2003. Mr. Cameron was named Corporate Secretary of Heritage in June 2006. Prior to that he was Vice President and Treasurer of Heritage. Mr. Cameron was the Senior Vice President and Treasurer of Heritage Bank in August 1999. Prior to that since April 1999, Mr. Cameron was Vice President, Investment Manager at Heritage Bank. Prior to that, he had over 25 years of banking experience, most recently as Senior Vice President, Investment Manager at Security Pacific Bank. Mr. Cameron is retiring from his position as Senior Vice-President, Treasurer and Corporate Secretary effective May 1, 2006.
(5)	Mr. Broadhead joined Central Valley Bank in 1986 and has been President of Central Valley Bank since 1990. Heritage acquired Central Valley Bank in March 1999.

Board of Directors

Heritage’s Articles of Incorporation call for the Board of Directors to fix the exact number of directors from time to time within a range of no fewer than five (5) nor more than twenty-five (25) persons. The Board of Directors has fixed the number of directors at eleven (11) persons.

Directors are divided into three classes with each class having three year terms that expire in successive years. Approximately one-third (1/3)of the members of the Board of Directors are elected by the stockholders annually.

The following is a list of Heritage’s current directors as well as the one (1) new director nominee:

Lynn M. Brunton, Director Since 1990. Ms. Brunton, 67, is presently a community volunteer and serves as a member of the St. Peter Hospital Community Board and is actively involved in several local community organizations. Ms. Brunton is also a director of Panorama City Corporation, a large retirement community located in Lacey, Washington. Ms. Brunton has decided to resign at the expiration of her term in April, 2006.

Brian S. Charneski, Director since 2000. Mr. Charneski, 44, is the President of L&E Bottling Company located in Olympia, Washington. He also serves as Chairman and CEO of Snack Time Foods, headquartered in Tumwater, Washington. Mr. Charneski is a director of Columbia Beverage Company headquartered in Tumwater, Washington, L&E Bottling Company and ET Financial Services, Inc.

Gary B. Christensen, Director Since 2005. Mr. Christensen, 57, is the owner of R.E. Powell Distributing a fuel, lubricant and propane distributorship headquartered in Yakima, Washington. In 2004 R.E. Powell Distributing was named one of five inductees into the University of Washington sponsored “Leadership Circle” at the 6th Annual UW Minority Business of the Year Awards dinner. Mr. Christensen serves as a director for Central Valley Bank, NA and serves on the Board of Directors for Yakima County Economic Development.

John A. Clees, Director Since 2005. Mr. Clees, 58, is Tax Services Director at the consulting and accounting firm of RSM McGladrey in Olympia, Washington. Mr. Clees previously served on Heritage’s Board of Directors from 1990 to 2000 and served as a non-voting consultant to Heritage’s audit committee from 2000 until June 2005. Prior to this Mr. Clees was the President of Clees Miles CPA Group, Olympia, Washington from 1995 until the Group was sold to RSM McGladrey. Prior to that time, he was the managing partner of Gattis, Clees and Company, an accounting firm with offices in Seattle and Olympia, Washington.

Kimberly T. Ellwanger. Ms. Ellwanger, 47, was Senior Director of Corporate Affairs and Associate General Counsel at Microsoft Corporation of Redmond, Washington from 1991 until she retired in October of 1999. Prior to that Ms. Ellwanger was a Partner at Perkins Coie in Seattle, Washington where she practiced business and tax law from 1985 to 1991. She has been involved in numerous civic and professional activities including such organizations as The Community Foundation of South Puget Sound where she currently serves as Board Chair. She also previously served as Chair of both the Washington Council on International Trade and the Dean’s Advisory Committee of the University of Washington Law School. Ms. Ellwanger graduated with high honors from the University of Washington School of Law and graduated Phi Beta Kappa from Vassar College with an honors degree in economics. Heritage’s Nominating Committee has nominated Ms. Ellwanger for election to the Board at Heritage’s April 2006 annual meeting.

Peter N. Fluetsch, Director since 1999. Mr. Fluetsch, 68, is the Chief Executive Officer of Sunset Air, Inc. in Lacey, Washington, a heating and air conditioning contractor that he founded in 1976.

Daryl D. Jensen, Director Since 1985. Mr. Jensen, 67, was the President of Sunset Life Insurance Company of America from 1973 until his retirement in 1999. Currently, Mr. Jensen is Vice President of Western Institutional Review Board, located in Olympia, WA. He serves as a director of Sunset Life Insurance Company and Kansas City Life Insurance Company. Mr. Jensen is also a director of Generations Bank, located in Missouri, and a director of Panorama City Corporation, a large retirement community located in Lacey, Washington. Mr. Jensen has served as a director of Central Valley Bank since 1989.

Jeffrey S. Lyon, Director since 2000. Mr. Lyon, 53, is the Chairman and Chief Executive Officer of GVA Kidder Mathews, headquartered in Seattle, Washington. Mr. Lyon serves as a director for GVA Worldwide and a director for Kidder Mathews-Segner Inc. Mr. Lyon is a member of the Real Estate Advisory Board of Washington State University, a member of the Business Advisory Board for the Milgard School of Business at the University of Washington, Tacoma and is also Chairman of the Tacoma-Pierce County Economic Development Board. Mr. Lyon has over 32 years of experience in the commercial real estate industry in the Puget Sound area.

Donald V. Rhodes, Director Since 1989. Mr. Rhodes, 70, currently serves as Chairman and Chief Executive Officer of Heritage; Chairman of Heritage Bank; and since 1986, Chairman and Chief Executive Officer of Central Valley Bank, a subsidiary of Heritage which was acquired on March 5, 1999. Mr. Rhodes joined Heritage Bank in 1989 as President and Chief Executive Officer and was elected Chairman in 1990.

James P. Senna, Director since 1976. Mr. Senna, 71, is a retiree.

Brian L. Vance, Director since 2003. Mr. Vance, 51, currently serves as President and Chief Executive Officer of Heritage Bank and President of Heritage. Mr. Vance has been employed by Heritage Bank since 1996. Prior to joining Heritage Bank, Mr. Vance was employed for over 20 years with West One Bank, a bank with offices in Idaho and Washington. Prior to leaving West One, he was Senior Vice President and Regional Manager of Banking Operations for the south Puget Sound region. On March 24, 2003, Mr. Vance was named

President and Chief Executive Officer of Heritage Bank. On August 17, 1998, the Board of Directors of Heritage Bank approved the appointment of Mr. Vance as President and Chief Operating Officer of Heritage Bank to be effective as of October 1, 1998. Prior to that, Mr. Vance was named Executive Vice President of Heritage Bank.

Philip S. Weigand, Director Since 1985. Mr. Weigand, 68, is a retired Lieutenant Colonel of the U.S. Marine Corps with 20 years of active service. Since 1988, Mr. Weigand has been a real estate agent with Virgil Adams Real Estate, located in Olympia, Washington. He is also a member of the Board of Trustees, St. Martins University in Lacey, Washington.

Information about the Board of Directors and its Committees.

How Often Did the Board Meet During 2005?

During the year ended December 31, 2005, the Board of Directors of Heritage held 12 meetings. No director of Heritage attended fewer than 75% of the total meetings of the Board and committees on which a director served during this period. It is Heritage’s policy that its directors attend the annual meeting of stockholders. At the 2005 annual meeting, 10 Heritage directors were in attendance.

What Committees Has the Board Established?

The Board of Directors of Heritage has an Executive Committee, an Audit and Finance Committee, a Personnel and Compensation Committee and a Nominating Committee.

Audit and Finance Committee. The Audit and Finance Committee:

•	Reviews and approves the selection of Heritage’s independent auditors;

•	Reviews the plan, scope and audit results of the internal auditors and the independent auditors;

•	Reviews the reports of bank regulatory authorities; and

•	Reviews the annual and other reports to the Securities and Exchange Commission and the annual report to Heritage’s stockholders.

The Audit and Finance Committee consists of directors Jensen (chair), Charneski, Christensen, Clees, Fluetsch, Lyon and Weigand. None of the members of the Audit and Finance Committee are officers or employees of Heritage or any Heritage subsidiary. Our Board has determined that all members of the Audit and Finance Committee are considered “independent” under the NASDAQ’s listing standards. There were 5 meetings of the Audit and Finance Committee during the year ended December 31, 2005.

Personnel and Compensation Committee. The Personnel and Compensation Committee reviews and recommends compensation arrangements for all officers. The members of the Personnel and Compensation Committee are directors Fluetsch (chair), Brunton, Clees and Jensen. None of the members of the Committee are officers or employees of Heritage or any subsidiary of Heritage. Our Board has determined that all members of the Personnel and Compensation Committee are considered “independent” under the NASDAQ’s listing standards. There were 2 meetings of the Personnel and Compensation Committee during the year ended December 31, 2005.

Nominating Committee. Heritage’s Board has established a Nominating Committee which reviews and recommends nominees to serve as directors and officers of Heritage. Heritage’s Nominating Committee consists of directors Daryl D. Jensen (chair), Brunton, Clees and Fluetsch. None of the members of the Nominating Committee are officers or employees of Heritage or any Heritage subsidiary. Our Board has determined that all members of the Nominating Committee are considered “independent” under the NASDAQ’s listing standards. The Nominating Committee provides oversight on a broad range of issues surrounding the composition and operation of the Board of Directors of Heritage Financial Corporation. The Nominating Committee has a Charter which is available on Heritage’s website at www.hf-wa.com. There was one (1) meeting of the Nominating Committee during the year ended December 31, 2005.

The Nominating Committee’s Charter has established general criteria for considering director candidates. The Nominating Committee will consider the following criteria in selecting nominees:

•	Ability to represent all Heritage stockholders;

•	Expected period of time available for service;

•	Independence;

•	Current knowledge and contacts in Heritage’s market area;

•	Ability to work effectively with the Board group; and

•	Ability to commit adequate time to serve as a Heritage director.

How Can a Stockholder Nominate Someone for the Board?

According to Heritage’s Articles of Incorporation, any stockholder nominations of candidates for election to the Board of Directors at the 2007 annual meeting must be made in writing to Heritage’s chairman not fewer than 14 days nor more than 50 days prior to the date of the annual meeting. If fewer than 21 days notice of the annual meeting is given to stockholders, stockholder nominations must be mailed or delivered to Heritage’s chairman by the close of business on the seventh day after the day the notice of the annual meeting is mailed. Stockholder nominations must contain the following information if known to the nominating stockholder:

•	The name and address of each proposed nominee;

•	The principal occupation of each proposed nominee;

•	The total number of shares of Heritage common stock that will be voted for each shareholder proposed nominee;

•	The name and address of the nominating stockholder; and

•	The number of shares of Heritage common stock owned by the nominating stockholder.

Heritage’s Nominating Committee, in its discretion, may disregard any nominations that do not comply with the above-listed requirements. Upon the Nominating Committee’s instructions, the vote teller may disregard all votes cast for a nominee if the nomination does not comply with the above-listed requirements.

How Can Stockholders Communicate with the Board of Directors?

Heritage has implemented a stockholder communication process to facilitate communication with its Board of Directors. All stockholder communications to the Board of Directors should be forwarded to the attention of Edward D. Cameron, Secretary, Heritage Financial Corporation, 201 Fifth Avenue S.W., Olympia, Washington 98501. E-mail address: ecameron@heritagebankwa.com.

How are Directors Compensated?

During the year ended December 31, 2005, Heritage’s non-officer directors received a monthly retainer of $1,000 and a monthly fee of $625 for each Board meeting attended. Non-officer directors also received $150 for each committee meeting attended, other than the Audit and Finance Committee, with the Chair of the committee receiving $200 per meeting attended. Non-officer directors of the Audit and Finance Committee received $500 for each meeting attended with the Chair of the committee receiving $1,000 per meeting. Directors who are officers or employees of Heritage or its subsidiaries receive no additional compensation for service as directors or members of Board committees. In 2005, the Directors (with the exception of Director Vance) were each granted Non-Qualified Stock Options to purchase 1,575 shares at a strike price of $20.49. In addition, Directors Rhodes, Jensen and Christensen each received Non-Qualified Stock Options to purchase 473 shares at a strike price of $20.49 for their service as Directors of Central Valley Bank.

Audit and Finance Committee Report.

This report of Heritage’s Audit and Finance Committee describes the manner in which the committee reviews Heritage’s financial reporting process.

What are the Responsibilities of the Audit and Finance Committee?

The committee monitors Heritage’s internal financial controls and its financial reporting process. The committee:

•	Reviews and discusses the audited financial statements with management.

•	Reviews and discusses reports filed with the Securities and Exchange Commission.

•	Discusses with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

•	Receives written disclosures as required by Independent Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discusses with the independent auditors the auditors’ independence.

•	Recommends to the Board of Directors whether the audited financial statements should be included in Heritage’s annual report on Form 10-K.

Who are the Members of Heritage’s Audit and Finance Committee?

Heritage’s Audit and Finance Committee consists of directors Daryl D. Jensen (chair), Brian S. Charneski, Gary B. Christensen, John A. Clees, Peter N. Fluetsch, Jeffrey S. Lyon and Philip S. Weigand. None of the members of the Audit and Finance Committee are officers or employees of Heritage or any Heritage subsidiary. Our board has determined that all members of the Audit and Finance Committee are considered “independent” under the requirements of the Securities and Exchange Commission and the Nasdaq’s listing standards, and further, our board of directors has determined that Mr. Jensen meets the definition of an audit committee financial expert, as set forth in Item 401(h)(2) of Regulation S-K.

Audit and Finance Committee Report

The Audit and Finance Committee of the Heritage Board of Directors is composed of seven independent directors and operates under a written charter adopted by the Board of Directors. The committee is responsible for the selection of Heritage’s independent auditors.

Management is responsible for Heritage’s internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of Heritage’s consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and for issuing a report thereon. The Audit and Finance Committee’s responsibility is to monitor and oversee these processes.

In this context, the Audit and Finance Committee has met and held discussions with management and the independent auditors. Management represented to the Audit and Finance Committee that Heritage’s consolidated financial statements were prepared in accordance with auditing principles generally accepted in the United States of America, and the Audit and Finance Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit and Finance Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

Heritage’s independent auditors also provided to the Audit and Finance Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit and Finance Committee discussed with the independent auditors that firm’s independence.

Based on the Audit and Finance Committee’s discussion with management and the independent auditors and the Audit and Finance Committee’s review of the representation of management and the report of the independent auditors to the Audit and Finance Committee, the Audit and Finance Committee recommended that the Board of Directors include the audited consolidated financial statements in Heritage’s annual report on Form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission.

Respectfully submitted:

Daryl D. Jensen, Chair of the Committee and designated audit committee financial expert

Brian S. Charneski, Member

Gary B. Christensen, Member

John A. Clees, Member

Peter N. Fluetsch, Member

Jeffrey S. Lyon, Member

Philip S. Weigand, Member

Executive Compensation.

Report of the Personnel and Compensation Committee

This report of Heritage’s Personnel and Compensation Committee describes in general terms the process the committee undertakes and the factors it considers to determine the appropriate compensation for Heritage’s officers.

What Are The Responsibilities of the Personnel and Compensation Committee?

The committee establishes and monitors compensation programs for executive officers of Heritage and its subsidiaries. The committee:

•	reviews and approves individual officer salaries, bonus plan allocations, and stock option grants and other equity-based awards; and

•	establishes the compensation and evaluates the performance of the chief executive officer, while the chief executive officer evaluates the performance of the other executive officers and recommends individual compensation levels for approval by the committee.

None of the members of the committee are officers or employees of Heritage or any Heritage subsidiary.

What is Heritage’s Philosophy of Executive Officer Compensation?

The committee’s compensation philosophy is intended to reflect and support the goals and strategies that Heritage has established. Currently, Heritage’s strategic focus is on expanding our commercial banking relationships. The key elements of this strategy are geographic and product expansion, loan portfolio diversification, development of relationship banking and maintenance of asset quality. The committee believes these goals, which are intended to create long-term stockholder value, must be supported by a compensation program that:

•	attracts and retains highly qualified executives;

•	provides levels of compensation that are competitive with those offered by other financial institutions;

•	motivates executives to enhance long-term stockholder value by helping them to build their own ownership in Heritage; and

•	integrates Heritage’s long-term strategic planning and measurement processes.

Heritage’s compensation program includes competitive salary and benefits, opportunities for employee ownership of Heritage stock through participation in an employee stock ownership plan and, for certain employees, an annual incentive cash bonus based upon attainment of company and individual performance goals and opportunities for stock ownership of Heritage stock through stock option and restricted stock programs.

To determine compensation packages for individual executives, the committee considers various subjective and objective factors, including:

•	individual job responsibilities and experience;

•	individual performance in terms of both qualitative and quantitative goals;

•	Heritage’s overall performance, as measured by attainment of strategic and budgeted financial goals and prior performance; and

•	industry surveys, prepared by an independent consulting firm, of compensation for comparable positions with similar institutions in the State of Washington, the Pacific Northwest and the United States.

The components of Heritage’s compensation program are the following:

Base Salary. Salary levels of executive officers are designed to be competitive within the banking industry. To set competitive salary ranges, the committee periodically evaluates current salary levels of other financial institutions with size, lines of business, geographic dispersion and market place position similar to Heritage’s. Base salaries for Heritage’s executive officers other than the chief executive officer are based upon recommendations by the chief executive officer, taking into account the subjective and objective factors described above. The committee reviews and approves or disapproves those recommendations.

Annual Incentive Bonus. Executive officers have an annual incentive opportunity with cash bonus awards based on the overall performance of Heritage and on attainment of individual performance targets. The annual awards are determined by formulas established by the committee following each fiscal year and are based upon an assessment of Heritage’s performance (for the year ended December 31, 2005, primarily with respect to Heritage’s return on average equity) as compared to both budgeted and previous fiscal year performance and upon an evaluation by the chief executive officer of an executive’s individual performance and contribution to Heritage’s overall performance. The committee then reviews and approves the bonus recommendations and presents them to the board of directors for approval.

Stock Option and Other Stock-Based Compensation. Equity-based compensation is intended to more closely align the financial interests of Heritage’s executives with long-term stockholder value, and to assist in the retention of executives who are key to the success of Heritage and its subsidiaries. Equity-based compensation generally has been in the form of incentive stock options and restricted stock awards pursuant to Heritage’s existing stock option plans. The committee determines from time to time which executives, if any, will receive stock options or awards and determines the number of shares subject to each option or award. Grants of stock options and awards are based on various subjective factors relating primarily to the responsibilities of individual executives, their expected future contributions to Heritage and prior option grants.

How Is Heritage’s Chief Executive Officer Compensated?

The base compensation for Heritage’s chairman, president and chief executive officer, Donald V. Rhodes, was determined by the committee with final approval by the Board based on the same criteria as the compensation for the other executive officers. During the first quarter of 2002, Heritage entered into a new employment agreement with Mr. Rhodes, effective June 1, 2001, providing for an annual base salary of not less than $234,000 beginning on April 1, 2001. The term of the agreement continued until June 30, 2004. Mr. Rhodes executed a new agreement on August 26, 2004 to be effective January 1, 2005 that provides for an annual base salary of $150,000 beginning on January 1, 2005. In addition to base salary, the agreement provides for Mr. Rhodes’ participation in employee benefit plans and other fringe benefits applicable to senior executives of Heritage Bank except that Mr. Rhodes will not be eligible to participate in the Management Incentive Plan or receive options other than director restricted options. The term of the agreement will continue until December 31, 2006. During the year ended December 31, 2005, the annual salary of Mr. Rhodes was $150,000.

The committee believes that for the year ended December 31, 2005, the compensation for Mr. Rhodes, as well as for the other executive officers, was consistent with Heritage’s overall compensation philosophy and clearly related to the realization of Heritage’s goals and strategies for the period.

Respectfully submitted by:	Peter N. Fluetsch, Chair of the Committee
Lynn M. Brunton, Member
John A. Clees, Member
Daryl D. Jensen, Member

Stock Performance Graph. The chart shown below depicts total return to stockholders during the period beginning December 31, 2000 and ending December 31, 2005. Total return includes appreciation or depreciation in market value of Heritage common stock as well as actual cash and stock dividends paid to stockholders. Indices shown below, for comparison purposes only, are the S&P 500(TM) stock index, which is a broad nationally recognized index of stock performance by publicly traded companies and the SNL Securities Bank Index which is comprised of publicly traded commercial banks with assets of $500 million to $1 billion. The chart assumes that the value of the investment in Heritage’s common stock and each of the three indices was $100 on December 31, 2000, and that all dividends were reinvested.

HERITAGE FINANCIAL CORPORATION

	Period Ending
Index	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05
Heritage Financial Corporation	100.00	121.62	187.69	232.86	246.79	295.13
S&P 500	100.00	88.11	68.64	88.33	97.94	102.74
SNL $500M-$1B Bank Index	100.00	129.74	165.63	238.84	270.66	282.26

Summary Compensation Table

The following table shows the aggregate compensation for services rendered to Heritage or its subsidiaries in all capacities paid or accrued for the year ended December 31, 2005, compared to the same periods ended December 31, 2003 and 2004, to Heritage’s chief executive officer and each of the four other most highly compensated executive officers whose aggregate cash and cash equivalent forms of compensation exceeded $100,000 in 2005.

	Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Period	Salary		Bonus		Restricted Stock Awards ($)	Securities Underlying Options (#)	All Other Compensation (1)
Donald V. Rhodes Chairman and Chief Executive Officer Heritage Financial Corp.	2005 2004 2003	$ $ $	150,152 240,000 240,000	$ $ $	-0- 87,150 94,920	-0- -0- -0-	2,048 -0- -0-	$ $ $	21,142 20,117 20,354

Brian L. Vance President and Chief Executive Officer Heritage Bank	2005 2004 2003	$ $ $	192,452 176,400 168,600	$ $ $	84,649 56,697 54,100	-0- -0- -0-	15,750 12,000 21,000	$ $ $	21,284 20,117 19,934

Gregory D. Patjens Executive Vice President Heritage Bank	2005 2004 2003	$ $ $	135,552 130,125 126,770	$ $ $	26,156 23,707 21,729	-0- -0- -0-	3,780 3,600 4,500	$ $ $	15,205 14,240 15,702

D. Michael Broadhead President Central Valley Bank	2005 2004 2003	$ $ $	136,112 130,830 126,390	$ $ $	30,000 20,690 28,500	-0- -0- -0-	5,670 5,400 6,900	$ $ $	16,176 15,804 15,645

Edward D. Cameron Senior Vice President, Secretary and Treasurer	2005 2004 2003	$ $ $	113,279 105,000 97,200	$ $ $	25,604 20,076 19,069	-0- -0- -0-	3,780 3,600 4,500	$ $ $	13,571 12,248 12,166

(1)	Amounts in calendar 2005 represent for Messrs. Rhodes, Vance, Patjens, Broadhead and Cameron: (i) matching contributions under Heritage’s 401(k) ESOP in the amount of $6,300, $6,300, $3,750, $4,758 and $4,001, respectively; (ii) additional discretionary and non-discretionary contributions under Heritage’s 401(k) ESOP of approximately $14,286, $14,286, $10,834, $10,790 and $9,072, respectively; and (iii) life insurance premiums paid by Heritage for the benefit of each executive in the amount of $556, $698, $621, $627 and $498, respectively.

Option Grants During 2005

In October 1998, the stockholders approved the adoption of the 1998 Stock Option and Restricted Stock Award Plan, providing for the award of incentive stock options to employees and nonqualified stock options to directors of Heritage Financial Corporation at the discretion of the Board of Directors. Under the plan, on the date of grant, the exercise price of the option must at least equal the market value per share of Heritage Financial Corporation’s common stock. The plan provides for the granting of options for up to 395,000 common shares and restricted stock awards of up to 66,125 shares. All awards made under the plan require vesting over a three year period beginning on the date of grant. Under the plan, the options must be exercised within five years of vesting. In 2005, 3,050 restricted stock awards were granted under the 1998 Stock Option and Restricted Stock Award Plan. There are 3,197 restricted stock awards available under the Plan that have not been awarded.

In April 2002, the stockholders approved the adoption of the Heritage Financial Corporation Incentive Stock Option Plan of 2002, the Heritage Financial Corporation Director Non-Qualified Stock Option Plan of 2002 and the Heritage Financial Corporation Restricted Stock Plan of 2002. These plans provided for the award of incentive stock options and restricted stock to employees and Non-Qualified stock options and restricted stock to directors of Heritage Financial Corporation at the discretion of the Board of Directors. Under the plans, on the date of grant, the exercise price of the option must at least equal the market value per share of Heritage Financial Corporation’s common stock. The plan provides for the granting of incentive options for up to 430,000 common shares, Non-Qualified options for up to 70,000 common shares and restricted stock awards of up to 50,000 common shares. All awards are subject to a vesting schedule as determined by the Board of Directors. Under the plans, the options must be exercised within five years of vesting. In 2005, 114,517 options were granted under the Heritage Financial Corporation Incentive Stock Option Plan of 2002 and 20,007 options were awarded under the Heritage Financial Corporation Non-Qualified Stock Option Plan of 2002. Taking into account Heritage Financial Corporation’s five percent stock dividend to stockholders of record on September 30, 2005, distributed on October 14, 2005, there are 52,921 Incentive Stock Options available that have not been awarded, 16,193 Non-Qualified Stock Options available that have not been awarded and 52,500 restricted stock awards available that have not been awarded.

The following table summarizes options granted to each of the executives listed in the summary compensation table for the year ended December 31, 2005.

Name	Number of Securities Underlying Options Granted (#)	Percentage of total options granted to employees during year	Exercise Price ($/share)	Expiration Date	Grant Date Present Value ($)
Donald V. Rhodes	2,048	0.18%	$20.49	(1)	$5,834
Brian L. Vance	15,750	1.36%	$20.49	(1)	$44,875
Gregory D. Patjens	3,780	0.33%	$20.49	(1)	$10,770
D. Michael Broadhead	5,670	0.49%	$20.49	(1)	$16,155
Edward D. Cameron	3,780	0.33%	$20.49	(1)	$10,770

(1)	One-third of the options granted vest on each of the first, second and third anniversary dates of the grants and each grant expires five years after it becomes vested.

Option Exercises and Period End Option Values.

The following table summarizes option exercises during the year ended December 31, 2005 by each of the executives listed in the summary compensation table and the period end value of unexercised options granted:

Name	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2005 (Exercisable/Unexercisable)	Value of Unexercised In-the-Money Options At December 31, 2005(1) (Exercisable/Unexercisable)
Donald V. Rhodes	10,644	$218,149	49,770 / 2,048	$731,160 / $8,018
Brian L. Vance	-0-	$-0-	46,830 / 31,500	$467,217 / $127,576
Gregory D. Patjens	1,680	$35,287	25,568 / 7,875	$338,674 / $32,023
D. Michael Broadhead	945	$23,134	24,570 / 11,865	$280,043 / $48,247
Edward D. Cameron	-0-	$-0-	9,713 / 7,875	$ 88,252 / $32,023

(1)	Values are calculated by subtracting the exercise price from the fair market value of the underlying stock. For purposes of this table, fair market value is deemed to be $24.41, the last sale price of Heritage’s common stock on the NASDAQ National Market on December 31, 2005.

Other Employee Benefits and Proposed Changes in Those Benefits.

On October 1, 1999, Heritage combined its defined contribution retirement plan, its salary savings 401(k) Plan and its Employee Stock Ownership Plan (“ESOP”) into the ESOP and amended the ESOP to give it 401(k) features. The ESOP was renamed the Heritage Financial Corporation 401(k) ESOP (“KSOP”). On that date, account balances in each employee’s account in the defined contribution retirement plan and the 401(k) Plan were transferred to the KSOP, and each employee having account balances in those plans was given the ability to allocate up to 20% of those balances to purchase Heritage stock.

Under the KSOP, eligible employees have the right to defer a portion of their compensation to be contributed to the KSOP which is matched 50% by Heritage up to certain specified limits. Employees can elect whether to have their deferred compensation amount placed in a Heritage stock account to be invested in Heritage stock by the KSOP trustee (subject to availability) or in other available investment accounts and invested by the KSOP trustee in investments other than Heritage stock as directed by the participants. In addition to the matching contributions Heritage makes, Heritage makes a nondiscretionary 2% contribution and has the discretion to make additional contributions to the KSOP.

On December 31, 2005, the KSOP owned 403,361 shares of Heritage common stock, of which 337,787 shares were allocated to participants’ accounts and 65,574 shares were held in an unallocated account. Shares held in the suspense account are released to participant accounts on a pro rata basis as the KSOP’s loan payable to Heritage is repaid.

Executive Employment and Severance Agreements

In the first quarter of 2002, Donald V. Rhodes executed an employment agreement with Heritage and Heritage Bank effective June 1, 2001. The agreement with Mr. Rhodes provided for an annual base salary of not less than $234,000 beginning on April 1, 2001. In addition to base salary, the agreement provided for Mr. Rhodes’ participation in employee benefit plans and other fringe benefits applicable to senior executives of Heritage Bank. The term of the agreement continued until June 30, 2004. Mr. Rhodes was required to notify Heritage prior to 180 days before the end of the term of the employment agreement if Mr. Rhodes did not desire to seek to renew or renegotiate the employment agreement. Mr. Rhodes did provide timely notice that he wished to extend the term of his employment agreement until December 31, 2004 and Heritage Financial Corporation agreed to the extension. Mr. Rhodes executed a new agreement on August 26, 2004 to be effective January 1, 2005 that provides for an annual base salary of $150,000 beginning on January 1, 2005. In addition to base salary, the agreement provides for Mr. Rhodes’ participation in employee benefit plans and other fringe benefits applicable to senior executives of Heritage Bank except that Mr. Rhodes will not be eligible to participate in the Management Incentive Plan or receive options other than director restricted options. The term of the agreement will continue until December 31, 2006. If Employer terminates this Agreement for “Cause”, as defined in the agreement, effective before the end of the term hereof, Employer shall pay Executive upon the effective date of such termination only such salary earned and expenses reimbursable hereunder incurred through such termination date. Executive shall have no right to receive compensation or other benefits for any period after termination for Cause, and in the case of termination for Cause, Executive’s unvested stock options, if any, shall terminate immediately. If Employer terminates this Agreement without “Cause” or Executive terminates this Agreement for “Good Reason”, both as defined in the agreement, and either termination is effective before the end of the term hereof, Employer shall pay Executive all reimbursable expenses incurred through such termination date and, in addition, a severance benefit in an amount equal to the amount of his then-current base salary which would otherwise have been paid to Executive during the then-remaining term of the Agreement. In such event, all forfeiture provisions regarding restricted stock awards or vesting requirements regarding options shall lapse or be considered completed as of the effective date of termination. Notwithstanding the above, in the event Executive’s employment is terminated as a result of a sale or a merger of Heritage Financial Corporation (a “Transaction”), Executive will be compensated under the terms of this Agreement through the date of closing of the Transaction without provision for severance thereafter.

In 2002, Brian L. Vance executed an employment agreement with Heritage and Heritage Bank effective June 1, 2001. The agreement with Mr. Vance provides for an annual base salary of not less than $150,000 per year effective on April 1, 2001. In addition to the base salary, the agreement provides for Mr. Vance’s participation in employee benefit plans and other fringe benefits applicable to senior executives of Heritage Bank. The term of the agreement expired on June 30, 2004 and is currently subject to automatic one year renewal extensions unless prior notice otherwise is given. In the event that Mr. Vance is terminated by Heritage at any time for “cause” or by Mr. Vance without “good reason”, both as defined in the agreement, no termination benefit will be payable. If Mr. Vance is terminated without cause or he terminates the agreement for good reason, a severance benefit will be payable in an amount equal to his then current annual base salary or the amount of such salary which would otherwise have been paid to Mr. Vance during the then remaining term of his agreement, whichever is greater.

The agreement with Mr. Vance also provides for the payment of a severance benefit to Mr. Vance in the event of his termination of employment without cause in some cases preceding and for any reason within one year after a change of control of Heritage or Heritage Bank. Under the terms of the agreement, Mr. Vance is entitled to receive two times his then current annual base salary following the termination or the amount due him until the end of the term of his agreement, whichever is greater. In those circumstances, Mr. Vance also is entitled to all benefits in his agreement, to be fully vested as to unvested options, and to have restrictions lapse on any restricted stock or other restricted securities.

For purposes of the agreements, “change in control” generally includes the acquisition by any person of 25% or more of the outstanding securities of Heritage; replacement of incumbent directors or election of newly elected directors constituting a majority of the Board of Heritage where the replacement or election has not been supported by the Board; dissolution, or sale of 50% or more in value of the assets, of either Heritage or Heritage Bank or any of their respective subsidiaries; or the merger of Heritage into any corporation, 25% or more of the outstanding common stock of which is owned by persons other than owners of the common stock of Heritage prior to such merger.

The employment agreement with Mr. Vance provides that in the event he receives an amount under the provisions of the agreements that results in imposition of a tax on the executive under the provisions of the Code Section 4999 (relating to golden Parachute payments), the employer is obligated to reimburse the executive for that amount, exclusive of any tax imposed by reason of receipt of reimbursement under the employment agreements.

The agreements restrict the right of Messrs. Rhodes and Vance to compete against Heritage or Heritage Bank in the State of Washington for a period of two years following termination of employment, except if employment is terminated by Heritage without cause or by Mr. Rhodes or Mr. Vance for good reason.

Effective on March 5, 1999, Central Valley Bank and D. Michael Broadhead entered into an employment agreement. The term of the agreement expired on December 31, 2002 and is currently subject to automatic one year renewal extensions unless prior notice otherwise is given. The agreement calls for Mr. Broadhead to serve as President of Central Valley Bank at a base annual salary of no less than $110,000 plus customary fringe benefits. Also, under the agreement, on December 31, 2005 (regardless of whether Mr. Broadhead is employed by Central Valley Bank at the time), Mr. Broadhead is eligible to receive a payment of $40,000 plus $10,000 for each full year of his service at Central Valley Bank or its successor—up to a $200,000 maximum payment. Mr. Broadhead’s estate is also entitled to a death benefit payment of no less than $100,000 nor more than $200,000 if he dies prior to the receipt of the December 31, 2005 service payment.

In the event Mr. Broadhead’s employment is terminated by Central Valley Bank at any time for “cause” or if Mr. Broadhead resigns without “good reason” and his resignation does not coincide with a change in control of Heritage, Mr. Broadhead will not be entitled to any severance benefit payable to him. The agreement does provide for the payment of a severance benefit to Mr. Broadhead (in addition to his service payment described above) in the event of his termination of employment in some cases preceding, and for any reason following by up to one year, a change in control of Heritage. Under the terms of the agreement, Mr. Broadhead is entitled to receive an amount of up to 36 months of his base salary in effect at the time if his employment is terminated without cause by Central Valley Bank from the time after a change in control transaction is announced up to one year following the completion of the change in control or if Mr. Broadhead resigns for any reason within a year after the change in control is completed.

The agreement restricts the right of Mr. Broadhead to compete against Heritage or Central Valley Bank in Yakima County, Washington for a period of up to three years unless Mr. Broadhead is terminated without cause or resigns for good reason.

Section 16(a) Beneficial Ownership Reporting Compliance.

Section 16(a) of the Securities Exchange Act of 1934 requires directors, executive officers and greater than 10% stockholders to file reports of their ownership and any changes in ownership of Heritage securities with the Securities and Exchange Commission. These directors, executive officers and greater than 10% stockholders are required by regulation to provide Heritage with a copy of any Section 16(a) reports they file. Based on Heritage’s review of copies of these reports received by it and written representations made to Heritage by these persons, Heritage believes that all Section 16(a) filing requirements applicable to its directors, executive officers and greater than 10% stockholders were complied with during the year ended December 31, 2005.

Interest of Management in Certain Transactions.

During the year ended December 31, 2005, several directors and executive officers of Heritage and Heritage Bank and their associates, were customers of Heritage Bank or Central Valley Bank, and it is anticipated that these persons will continue to be customers of Heritage Bank or Central Valley Bank in the future. All transactions between Heritage Bank and Central Valley Bank and its executive officers and directors, and their associates, were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and, in the opinion of management, did not involve more than the normal risk of repayment or present other unfavorable features.

Relationship with Independent Public Accountants.

The firm of KPMG LLP performed the audit of the consolidated financial statements of Heritage and its subsidiaries for the period ended December 31, 2005. The Audit and Finance Committee has retained KPMG LLP as independent auditors of Heritage and its subsidiaries for the year ending December 31, 2006, subject to the terms of an engagement letter with that firm. Stockholders are not required to take action on this retention. Representatives of KPMG LLP will be present at the annual meeting. They will have the opportunity to present a statement if they desire and will be available to respond to appropriate questions.

Fees for services provided by KPMG during 2005 and 2004 were as follows:

	2005	2004
Audit fees (1)	$280,290	$250,820

Other Fees:
Audit related	$—	$—
Tax fees	44,800	35,530
All other fees	—	—

Total	$44,800	$35,530

(1)	Fee includes amounts related to the audits of the consolidated financial statements and internal control over financial reporting and quarterly reviews.

Financial and other information relating to Heritage is set forth in Heritage’s annual report on Form 10-K for the year ended December 31, 2005. Information regarding the names, ages, positions and business backgrounds of the executive officers and directors of Heritage, as well as additional information, including executive compensation, security ownership of certain beneficial owners and management, and certain relationships and related transactions, is set forth in or incorporated by reference in Heritage’s annual report on Form 10-K for the year ended December 31, 2005. Copies of this information may be obtained from Heritage as indicated under “Where You Can Find More Information.”

WWB

WWB is a Washington corporation registered as a bank holding company under The Bank Holding Company Act of 1956. WWB is primarily engaged in the business of planning, directing, and coordinating the business activities of its wholly owned subsidiary, WSB. WSB is headquartered in Federal Way, Washington, where it conducts its business from its main branch office. As of December 31, 2005, WSB had total assets of approximately $57.2 million, total loans receivable of approximately $44.7 million, total deposits of approximately $47.8 million and shareholders’ equity of approximately $6.0 million.

WSB is a nationally chartered commercial bank. WSB engages primarily in the business of providing commercial, real estate, private and professional banking services to commercial and individual customers in Federal Way, including short-term and medium-term loans, revolving credit facilities, residential and commercial construction lending, mortgage lending, various savings programs, checking accounts, installment and personal loans, and bank credit cards.

Business Strategy. Since its organization in 1992, WSB has pursued an aggressive growth strategy. WWB has capitalized on market opportunities created by failures of larger banking organizations to focus on local customers following mergers and consolidations and on the strength and experience of its management team. WWB has successfully grown its assets to approximately $57.2 million in thirteen (13) years, with corresponding growth in revenues and earnings, by differentiating its level of service and by being disciplined and focused in its marketing activities.

WSB has always prioritized timely local decision-making and emphasized the highest level of personal banking service. WWB strives to attract and retain the most dedicated and experienced banking professionals in the market and has built its business model around relationship managers that remain directly involved in all aspects of customer relationships.

WWB invests a considerable amount of management and officer time in developing and maintaining referral networks, particularly with professional firms and existing customers. Targets include small-to-medium sized businesses that are generally privately held and not in higher-risk industries requiring specialized knowledge.

Certain financial-related products and service areas have been identified as important to WSB’s customer base, yet at the Bank’s current volume remain too costly for direct investment. Therefore, WWB has developed strategic referral alliances with providers of equipment leasing, asset-based financing, long-term commercial real estate lending, investment management and payroll processing. These alliances allow WSB to expand its product offerings and generate fee income without significant capital investment.

Products and Services. WSB provides its customers a traditional array of deposit products, including non-interest checking accounts, interest-bearing checking and savings accounts, money market accounts and certificates of deposit. In addition, the Bank offers specialized loans for its business and commercial customers, including working capital and term financing, commercial and standby letter of credit financing, real estate construction loans and SBA loans for qualified businesses. Commercial lending is the primary focus of WSB’s lending activities and a significant portion of its loan portfolio consists of commercial loans.

Real estate loans are also available for construction, purchase and refinancing of residential owner-occupied and rental properties, with a variety of fixed and adjustable rate options and terms.

WSB provides loans to individual borrowers for a variety of purposes, including secured and unsecured personal loans, home equity and personal lines of credit.

Market Area. WSB primarily accepts deposits and makes loans within Federal Way and in nearby towns. Due to this market focus, WWB is more dependent on, and exposed to, changes in the local economy than competitors who serve a number of geographic markets. King County, where Federal Way is located, is the state’s largest population center, home to approximately half of all Washingtonians. The population grew more than 15% in the last decade.

Competition. The community banking business is highly competitive. WSB competes primarily with other commercial banks, as well as savings and loan associations, finance companies, and credit unions. WSB’s major commercial bank competitors are super-regional diversified financial institutions headquartered outside the state of Washington, such as Bank of America, Wells Fargo Bank, U.S. Bank and Washington Mutual. Deposits at these institutions represent a significant majority of total statewide commercial bank deposits. The major commercial banks have competitive advantages over WWB in that they have higher lending limits and are able to offer statewide facilities and services that WSB does not offer. To a lesser extent, WSB also competes with several locally headquartered community banks.

Facilities. WWB operates out of its main office which is leased, located at 32303 Pacific Highway South, Federal Way, Washington. It was originally constructed in 1979 and is 6,175 square feet in size.

Employees. As of February 15, 2006, WWB and WSB had a total of 14 full-time equivalent employees. None of WWB’s employees are covered by a collective bargaining agreement. Management believes relations with its employees are good.

Legal Proceedings. There are no threatened or pending legal proceedings against WWB which, if determined adversely, would, in the opinion of management, have a material adverse effect on the business or financial position of WWB.

VOTING SECURITIES OF WWB AND

PRINCIPAL HOLDERS

The following table sets forth, as of February 15, 2006, information as to the shares of WWB common stock beneficially owned by WWB directors and executive officers, each person who, to the knowledge of WWB, is the owner of more than 5% of the outstanding shares of WWB common stock, and by the executive officers and directors of WWB as a group. Unless otherwise indicated, each person has sole voting power and sole investment power.

Name of Beneficial Owner	Number of Shares of Common Stock beneficially owned (1)	Number of Shares Underlying Vested Stock Options (2)	Percentage of Class (3)
5% Shareholders

Thomas R. Fallis Living Trust	17,951		9.82%

Directors

Edwin Opstad	7,801	1,333	4.99%

Jerry Elrod	8,159	1,333	5.19%

Richard Bragg	5,168		2.83%

Dennis L. McCleerey	5,998	1,333	4.34%

John T. Butcher	2,500	1,333	2.10%

Executive Officers

L. Anthony Tebeau	14,627	5,000	10.73%

Paula Vinson	536	2,500	1.66%

Charles R. Perry	2,600		1.42%

Directors and Officers as a Group	47,389	12,832	32.93%

*	Mr. Fallis was a director until the date of his death, March 9, 2005 and was granted options simultaneously with the other directors and officers on February 14, 2002.

(1)	Except as otherwise noted, the shares and options to purchase shares listed above may include shares held by or with such person’s spouse; shares held by a family trust for which the person listed is the trustee with sole voting, disposition and investment power; or shares held in an Individual Retirement Account or pension plan for which such person has pass-through voting, disposition and investment power.
(2)	This table includes shares not currently outstanding but are deemed beneficially owned by virtue of the right to acquire said shares pursuant to options exercisable within 60 days of March 28, 2006.
(3)	To calculate percentages, the number of shares outstanding includes 170,058 shares outstanding as of March 28, 2006 plus all shares underlying options which may be exercised during the period sixty days after March 28, 2006.

DESCRIPTION OF HERITAGE CAPITAL STOCK

Heritage is authorized to issue 15,000,000 shares of common stock, without par value and 2,500,000 shares of preferred stock without par value. Heritage common stock is listed for trading on the NASDAQ National Market under the symbol “HFWA.” Each share of Heritage common stock has the same relative rights and is identical in all respects with every other share of Heritage common stock. The following summary is not a complete description of the applicable provisions of Heritage’s articles of incorporation and bylaws or of applicable statutory or other law, and is qualified in its entirety by reference thereto. See “Where You Can Find More Information.”

Common Stock

Voting Rights. The holders of Heritage common stock possess exclusive voting rights in Heritage. Each holder of Heritage common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of Heritage common stock. Holders of shares of Heritage common stock are not entitled to cumulate votes for the election of directors.

Dividends. The holders of Heritage common stock are entitled to such dividends as the Heritage Board may declare from time to time out of funds legally available therefore. Dividends from Heritage depend upon the receipt by Heritage of dividends from its subsidiaries because Heritage has no source of income other than dividends from its subsidiaries.

Liquidation. In the event of liquidation, dissolution or winding up of Heritage, the holders of shares of Heritage common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities of Heritage.

Other Characteristics. Holders of Heritage common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of Heritage common stock which may be issued. Therefore, the board of directors of Heritage may authorize the issuance and sale of shares of common stock of Heritage without first offering them to existing shareholders of Heritage. Heritage common stock is not subject to any redemption or sinking fund provisions. The outstanding shares of Heritage common stock are, and the shares to be issued in the merger will be, fully paid and non-assessable.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Heritage and WWB are incorporated under the laws of the state of Washington and, accordingly, the rights of their respective shareholders are governed by their articles of incorporation, bylaws, and the Washington Business Corporation Act (“WBCA”).

Upon consummation of the merger, shareholders of WWB will become shareholders of Heritage and, as such, their rights will be governed by Heritage’s articles of incorporation, its bylaws, and the WBCA. The following is a summary of material differences between the rights of a Heritage shareholder under Heritage’s articles of incorporation and bylaws, and the rights of a WWB shareholder under WWB’s articles of incorporation and bylaws. This discussion is not intended to be a complete statement of the differences affecting the rights of shareholders and is qualified in its entirety by reference to governing law and the articles of incorporation and bylaws of each corporation. See “Where You Can Find More Information.”

Preferred Stock

Heritage. Heritage has 2,500,000 shares of preferred stock authorized but unissued. Heritage’s board of directors can at any time, under Heritage’s articles of incorporation, and without stockholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of Heritage through a merger, tender offer, proxy context or otherwise. Preferred stock with special voting rights or other features issued to persons favoring Heritage management could stop a takeover by preventing the person trying to take control of Heritage from acquiring enough voting shares necessary to take control.

WWB. WWB’s articles of incorporation do not provide for the issuance of any preferred stock.

Board of Directors

Heritage. Heritage’s articles of incorporation provide that its board of directors shall consist of not less than five nor more than 25 members. Heritage’s board of directors currently consists of 11 members.

WWB. WWB’s bylaws provide that its board of directors shall consist of not less than five nor more than 25 members. WWB’s board of directors currently consists of six members.

Classification of Directors

Heritage. Heritage’s articles of incorporation provide that the board of directors will be divided into three classes of directors as nearly equal as possible, with each class being elected to a staggered three-year term.

WWB. WWB’s articles of incorporation do not provide for a staggered board.

Removal of Directors

Heritage. Heritage’s articles of incorporation provide that any director or the entire board of directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the total votes eligible to be cast at a meeting called expressly for such purpose. These supermajority and cause requirements make it difficult for a person or entity to acquire control of Heritage’s board of directors through director elections.

WWB. WWB’s articles of incorporation do not provide that directors may only be removed for cause.

Special Meetings of Shareholders

Heritage. Heritage’s bylaws provide that special meetings of shareholders may be called only by the chairman of the board, vice chairman, chief executive officer, president, the board of directors, or holders of not less than 10% of the outstanding shares entitled to vote at the meeting. This restriction on who may call a special meeting of shareholders may deter hostile takeovers of Heritage by making it more difficult for a person or entity to call a special meeting of shareholders for the purpose of considering an acquisition proposal or related matters.

WWB. WWB’s bylaws provide that special meetings of the shareholders may be called by the president, the board of directors, or by holders of not less than 25% of the outstanding capital stock of WWB entitled to vote at the meeting.

Nomination of Director Candidates and Other Shareholder Proposals

Heritage. Heritage’s articles of incorporation provide detailed procedures that must be strictly complied with in order for shareholder nominations of candidates for directors or shareholder proposals to be considered at a shareholders’ meeting. These procedures include providing a specific form of notice to Heritage of such proposals or nominees generally not more than 150 days prior to the annual meeting and not less than ten days after the company’s first public announcement of the date of such meeting, and not more than 150 days prior to such meeting nor less that the later of 120 days prior to such meeting or tendays after the company’s first public announcement of the date of such meeting and the board’s nominees to be elected at such meeting, for any shareholder nomination for a special meeting. Failure to comply with these procedural requirements will preclude such nominations or new business from being considered at the meeting. These procedures make it more difficult for a shareholder to oppose the board’s nominees or proposals, and to introduce competing nominees or proposals, at meetings of shareholders.

WWB. WWB’s bylaws provide that shareholder nominations of director candidates may be made at an annual meeting of shareholders only: (A) pursuant to the corporation’s notice of meeting (or any supplement thereto); (B) by or at the direction of the board of directors; or (C) by a shareholder of the corporation who is a shareholder of record of the corporation if the shareholder’s notice is delivered to the Secretary of the corporation at the principal offices of the corporation during the time period specified in the corporation’s proxy statement released to shareholders in connection with the previous annual meeting. If no time period is specified in the prior year’s annual meeting proxy statement, the shareholder’s notice must be delivered to the Secretary of the corporation at the principal offices of the corporation not less than 120 days before and not more than 150 days prior to the first anniversary of the date of the corporation’s proxy statement released to shareholders in connection with the previous year’s annual meeting (provided, however, that in the event that the date of the corporation’s annual meeting is more than thirty days before or after the date of the previous year’s annual meeting, notice by the shareholder must be so delivered not more than 150 days prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the corporation).

For nominations or other business to be properly brought before an annual meeting by a shareholder or before a special meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation and any such proposed business other than the nomination of persons for election to the board of directors must constitute a proper matter for shareholder action. Such shareholder’s notice must set forth: (A) as to each person whom the shareholder proposes to nominate for election as a director all information relating to such person that would be required to be disclosed in solicitations of proxies for election of directors in an election contest with respect to a company that is registered with the Securities Exchange Commission, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended and Rule 14a-12 thereunder (and such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such shareholder, as they appear on the corporation’s books, and of such beneficial owner, (ii) the class and number of shares of capital stock of the corporation which are owned beneficially and of record by such shareholder and such beneficial owner, (iii) a representation that the shareholder is a holder of record of stock of the corporation entitled to vote at such meeting and/or by proxy at the meeting to propose such business or nomination, and (iv) a representation whether the shareholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies from shareholders in support of such proposal or nomination. The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the corporation.

Indemnification of Officers and Directors and Limitation of Liability

Heritage. Heritage’s articles of incorporation provide for the indemnification of directors and certain officers.

Heritage’s articles of incorporation also direct the Board of Directors to pay reasonable expenses of defense incurred by, or to satisfy a judgment or fine against a current or former director. Indemnification will be made in connection with any personal legal liability incurred by the individual while acting for or on behalf of the company in his or her capacity as a director or officer (if the officer is also a director) unless the board of directors finds that there is clear and convincing evidence that the individual has engaged in “egregious conduct” or a court determines that the liability was the result of “egregious conduct.” The indemnified party must agree to repay any expense advances (if such party is adjudged not to be entitled to them) and the board of directors is entitled to require security for advances. “Egregious” conduct is defined as intentional misconduct, a knowing violation of law or participation in any transaction from which the person will personally receive a benefit in money, property, or services to which that person is not legally entitled. Heritage’s articles of incorporation also include a provision that limits the liability of directors from any personal liability to the company or its shareholders for conduct not found to have been egregious.

WWB. Pursuant to WWB’s articles of incorporation, WWB has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of WWB) by reason of the fact that he is or was a director, officer, employee, or agent of WWB or is or was serving at the request of WWB as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of WWB, and, with respect to any criminal action pending or proceeding if he had no reasonable cause to believe his conduct was unlawful.

Any person who was or is a party, or is threatened to be a party to any threatened, pending or completed action or suit by or in the right of WWB to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of WWB, is or was serving at the request of WWB as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by WWB against expenses (including attorney’ s fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of WWB. Except that no indemnification shall be made in respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence of misconduct in the performance of his duties to WWB; UNLESS AND ONLY to the extent that the Court with competent jurisdiction, shall determine upon application, that, despite the adjudication of liability, but in view of all, the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court shall deem proper.

When any director, officer, employee or agent of WWB shall have been successful in defending on the merits or otherwise any action, suit, or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by him upon providing appropriate evidence and substantiation thereof to the Board of Directors.

Any other indemnification shall be made by WWB as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the director, officer, employee, or agent has met the applicable standards of conduct. Such determination shall be made:

(a) By a court order; or

(b) By a majority vote of a quorum of the Board of Directors consisting of directors who were not parties to such action, suit, or proceeding; or

(c) If such quorum is not obtainable, or even if obtainable and a quorum of disinterested directors so direct, then by a majority of all directors based on a written opinion of independent counsel; or

(d) By a vote of majority shareholders.

Expenses incurred in defending a civil or criminal action, suit, or proceeding may be paid in full by WWB in advance of the final disposition of such action, suit, or proceeding if authorized in a manner provided in subsection (4) and upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by WWB.

The indemnification provided by this Article shall not be deemed to be exclusive of any other right to which a person seeking indemnification may be entitled under any Bylaws, agreement, vote of the shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors, administrators, and assigns of such person.

No director of the corporation shall be liable to the corporation or its shareholders for monetary damages for conduct as a director provided that this provision shall not eliminate or limit the liability of a director for acts or admissions that involve intentional misconduct by a director or a knowing violation of law by a director, for conduct violating RCW 23A.08.450, or for any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled. This provision shall only be effective from the date it is filed with the Secretary of State of the state of Washington.

Amendment of Articles of Incorporation and Bylaws

Heritage. Amendments to Heritage’s articles of incorporation must be approved by a majority of the Heritage Board and also by a majority of the outstanding share of voting stock. An exception to this requirement is that an affirmative vote of at least two-thirds of the outstanding voting stock entitled to vote is required to amend or repeal certain provisions of the Heritage articles of incorporation. These provisions requiring the greater vote include the provision limiting voting rights, the provisions relating to approval of certain business combinations, the number and classification of directors, director and officer indemnification by Heritage, and amendment of the Heritage articles of incorporation. These provisions render more difficult the accomplishment of a merger or the assumption of control by a principal shareholder, and such provisions make the removal of management more difficult.

Unless applicable law requires a different vote with respect to a particular provision in the Heritage bylaws, the bylaws may be amended or repealed by a majority vote of the Board of Heritage.

WWB. WWB’s articles of incorporation may generally be amended by the vote of a majority of the shares eligible to be cast at a meeting of the shareholders. WWB’s bylaws may be amended by the board of directors or by the holders of a majority of shares.

Anti-Takeover Defenses, Approval of Mergers, Sale of Substantially All Assets, Tender Offers and Business Combinations

Heritage. Certain provisions of the Heritage articles of incorporation and bylaws may be deemed to have an “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Heritage Board, but which individual Heritage shareholders may deem to be in their best interest or in which shareholders may receive a substantial premium for their shares over current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. These provisions in the Heritage articles and bylaws also will render the removal of incumbent members of the Board or management or Heritage more difficult.

Heritage’s articles of incorporation provide for restrictions on voting rights of shares owned in excess of 10% of any class of equity security of Heritage. Specifically, Heritage’s articles of incorporation provide that if any person acquires the beneficial ownership of more than 10% of any class of equity security of Heritage, then, with respect to each vote in excess of 10%, the record holders of voting stock of Heritage beneficially owned by such person will be entitled to cast only 1/100th of one vote with respect to each vote in excess of 10% of the voting power of the outstanding shares of Heritage voting stock which such record holders would otherwise be entitled to cast without giving effect to this provision. The aggregate voting power of such record holders will be allocated proportionately among such record holders. An exception from this restriction is provided if the acquisition of more than 10% of the securities receive the prior approval of a two-thirds vote of continuing directors of Heritage. Under Heritage’s articles of incorporation, the restriction on voting shares beneficially owned in violation of these limitations is imposed automatically. In order to prevent the imposition of such restrictions, the Heritage Board must take affirmative action approving in advance a particular offer to acquire or an acquisition. Unless the Heritage Board takes such affirmative action, the provision would operate to restrict the voting by beneficial owners of more than 10% or Heritage common stock in a proxy contest.

Heritage articles of incorporation require the approval of the holders of at least two-thirds of Heritage’s outstanding shares of voting stock to approve certain business combinations involving a person related to Heritage, except in cases where the proposed transaction has been approved in advance by a majority of the members of the Heritage Board who are not affiliated with the related person and were directors before the time the related person became related to Heritage. The person related to Heritage in this situation includes any individual, corporation, partnership or other entity which beneficially owns or controls, directly or indirectly, 10% or more of the outstanding shares of voting stock of Heritage or an affiliate of such related person.

Heritage’s articles of incorporation also allow the Heritage Board to consider certain non-monetary factors when evaluating an acquisition offer by another party. These factors may include the social and economic effects of the potential transaction on Heritage’s employees, customers, suppliers and the communities in which Heritage and its subsidiaries operate or are located.

WWB. WWB’s articles of incorporation do not contain any special business combination or fair price provisions.

Interests of Named Experts and Counsel

Gerrish McCreary Smith, PC, who has prepared this Registration Statement and the opinion regarding the authorization, issuance and fully-paid and non-assessable status of the securities covered by this Registration Statement, has represented the Registrant in the past on certain legal matters. Mr. Jeffrey C. Gerrish, a principal of Gerrish McCreary Smith, PC, is the beneficial owner of approximately 10,500 shares of common stock of the Registrant.

LEGAL OPINIONS

The validity of the Heritage common stock to be issued in the merger is being passed upon for Heritage by Gerrish McCreary Smith, PC, Memphis, Tennessee. Gerrish McCreary Smith, PC will also deliver an opinion concerning certain federal income tax consequences of the merger.

EXPERTS

The consolidated financial statements of Heritage Financial Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein in reliance upon the reports of KPMG, LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

OTHER MATTERS

The WWB board is not aware of any business to come before the WWB special meeting other than those matters described above in this Proxy Statement/Prospectus. However, if any other matters should properly come before the WWB special meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.

WHERE YOU CAN FIND MORE INFORMATION

Heritage

Heritage files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC” or the “Commission”). You may read and copy such reports, statements and information at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, materials filed by Heritage are available for inspection at the offices of The NASDAQ Stock Market, 1735 K Street, N.W., Washington, D.C. 20006. Reports, proxy statements and other information filed by Heritage are also available on the Internet at the Commission’s website at “http://www.sec.gov.”

Heritage has filed a registration statement on Form S-4 to register with the SEC the shares of Heritage to be issued to WWB shareholders. This Proxy Statement/Prospectus is part of the registration statement and constitutes a prospectus of Heritage and a proxy statement for WWB for the special meeting. As allowed by the SEC, this Proxy Statement/Prospectus does not contain all the information that shareholders can find in the registration statement or the exhibits to the registration statement.

The SEC allows Heritage to “incorporate by reference” information into this Proxy Statement/Prospectus, which means that Heritage can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this Proxy Statement/Prospectus, except for any information superseded by information contained directly in the Proxy Statement/Prospectus. This prospectus incorporates by reference the following documents that Heritage has filed with the SEC:

1. Heritage’s annual report on Form 10-K for the year ended December 31, 2005;

2. Heritage’s quarterly report on Form 10-Q for the period ended March 31, 2005;

3. Heritage’s quarterly report on Form 10-Q for the period ended June 30, 2005;

4. Heritage’s quarterly report on Form 10-Q for the period ended September 30, 2005;

5. Heritage’s proxy statement, dated March 22, 2006 for its annual meeting of stockholders to be held on April 27, 2006 that has been incorporated by reference in the 2005 Heritage Form 10-K.

6. Heritage’s current report on Form 8-K filed on March 1, 2005;

7. Heritage’s current report on Form 8-K filed on March 16, 2005;

8. Heritage’s two current reports on Form 8-K filed on April 28, 2005;

9. Heritage’s current report on Form 8-K filed on April 29, 2005;

10. Heritage’s current report on Form 8-K filed on May 25, 2005;

11. Heritage’s current report on Form 8-K filed on July 26, 2005;

12. Heritage’s current report on Form 8-K filed on September 19, 2005;

13. Heritage’s current report on Form 8-K filed on October 27, 2005; and

14-16. Heritage’s three (3) current reports on Form 8-K filed on February 26, 2006.

17. Heritage’s current report on Form 8-K filed on March 24, 2006.

18. Heritage’s current report on Form 8-K filed on March 29, 2006.

Heritage incorporates by reference additional documents that it may file with the SEC between the date of this Proxy Statement/Prospectus and the date of the special meeting. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

This Proxy Statement/Prospectus incorporates by reference important business and financial information about Heritage that is not included with these documents. This information is available without charge to WWB shareholders upon written or oral request to: Edward Cameron, Chief Financial Officer, Heritage Financial Corporation, 201 5th Avenue, S.W., Olympia, Washington 98501 (telephone number (360) 943-1500). Shareholders must request this information no later than                     , 2006, to assure receipt before the special meeting.

WWB

WSB files call reports and other financial information with the Office of the Comptroller of the Currency (OCC), as required by federal banking regulations. You may read and copy these reports and other information at the offices of the OCC located at 250 E Street, SW, Washington, D.C. 20219, by calling (202)874-5060, or by fax to (202)874-5293.

Heritage has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to Heritage and Heritage Bank. WWB has supplied all information contained or incorporated by reference in this Proxy Statement/Prospectus relating to WWB and WSB.

APPENDIX A

AGREEMENT AND PLAN OF MERGERS

BETWEEN

HERITAGE FINANCIAL CORPORATION

AND

HERITAGE BANK

AND

WESTERN WASHINGTON BANCORP

AND

WASHINGTON STATE BANK, NA

DATED AS OF JANUARY 24, 2006

A-i

A-ii

AGREEMENT AND PLAN OF MERGERS

THIS AGREEMENT AND PLAN OF MERGERS, dated as of the 24th day of January, 2006 (this “Agreement”), is between HERITAGE FINANCIAL CORPORATION (“Heritage”), HERITAGE BANK, WESTERN WASHINGTON BANCORP (“WWB”) and WASHINGTON STATE BANK, NA (“WSB”).

RECITALS

(A) HERITAGE. Heritage is a corporation duly organized and existing in good standing under the laws of the State of Washington, with its principal executive offices located in Olympia, Washington. Heritage is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. As of December 31, 2005, Heritage had capital of $66,120,000, divided into common stock of $17,606,000, comprehensive income, unearned compensation and dividends to be distributed of $1,833,000, and retained earnings of $50,347,000. As of the Execution Date, Heritage has 15,000,000 authorized shares of common stock, no par value per share (“Heritage Common Stock”), of which 6,241,000 shares of Heritage Common Stock are issued and outstanding.

(B) HERITAGE BANK. Heritage Bank is a banking corporation duly organized and existing in good standing under the laws of the State of Washington. As of the Execution Date, Heritage Bank has 10,000,000 authorized shares of common stock, $1.00 par value per share (“Heritage Bank Common Stock”) (no other class of capital stock being authorized), of which 1,809,616 shares are issued and outstanding and owned by Heritage, the sole shareholder of Heritage Bank.

(C) WWB. WWB is a corporation duly organized and existing in good standing under the laws of the State of Washington, with its principal executive offices located in Federal Way, Washington. WWB is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. As of the Execution Date, WWB has 1,000,000 authorized shares of common stock, no par value per share (“WWB Common Stock”), of which 167,392 shares of WWB Common Stock are issued and outstanding, no other class of capital stock being authorized. As of December 31, 2005, WWB had total shareholders’ equity of $3,787,810, divided into surplus of $2,996,059, retained earnings of $711,675 and accumulated other comprehensive loss of ($87,316). As of the Execution Date, WWB has 24,000 shares of WWB Common Stock reserved for issuance under Employee and Director Stock Option Plans (“WWB Options”) pursuant to which options covering 15,298 shares of WWB Common Stock are outstanding.

(D) WSB. WSB is a national banking association duly organized and existing in good standing under the laws of the United States. As of the Execution Date, WSB has 1,000,000 authorized shares of common stock, $1 par value per share (“WSB Common Stock”) (no other class of capital stock being authorized), of which 417,500 shares of WSB Common Stock are issued and outstanding. All of the issued and outstanding shares of WSB Common Stock are owned by WWB, the sole shareholder of WSB.

(E) VOTING AND RELATED AGREEMENTS. As a condition and an inducement to Heritage’s and Heritage Bank’s willingness to enter into this Agreement, (i) the directors and executive officers of WSB and WWB have entered into agreements in the forms attached to this Agreement as EXHIBIT A pursuant to which, among other things, such individuals have agreed to vote their shares of WWB Common Stock in favor of approval of the actions contemplated by this Agreement at the Meeting (as defined below), (ii) the outside directors of WSB and WWB have entered into agreements in the forms attached to this Agreement as EXHIBIT B, pursuant to which, among other things, such individuals have agreed to refrain from competing with Heritage and Heritage Bank, and (iii) and WWB executives L. Anthony Tebeau and Paula Vinson have entered into agreements in the forms attached to this Agreement as, respectively, EXHIBIT E and EXHIBIT F, pursuant to which, among other things, Mr. Tebeau has agreed to refrain from competing with Heritage and Heritage Bank, and Ms. Vinson has agreed to refrain from soliciting business from Heritage and Heritage Bank.

(F) RIGHTS, ETC. Except as Previously Disclosed (as defined below) in SCHEDULE 4.1(C), or paragraphs (C) and (D) of the Recitals to this Agreement, or as authorized by this Agreement, there are no shares of capital stock of WWB or WSB authorized and reserved for issuance; neither WWB nor WSB has any Rights (as defined below) issued or outstanding; and neither WWB nor WSB has any commitment to authorize, issue or sell any such shares or any Rights. The term “Rights” means securities or obligations convertible into or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, shares of capital stock. There are no preemptive rights with respect to WWB Common Stock.

(G) APPROVALS. At meetings of the respective Boards of Directors of WWB, WSB, Heritage and Heritage Bank, each such Board has approved and authorized the execution of this Agreement in counterparts.

In consideration of their mutual promises and obligations, the Parties further agree as follows:

DEFINITIONS

(A) DEFINITIONS. Capitalized terms used in this Agreement have the following meanings:

“ACQUISITION AGREEMENT” has the meaning assigned to such term in Section 7.1(G).

“ACQUISITION PROPOSAL” has the meaning assigned to such term in Section 5.18(D)(1).

“AGREEMENT” means this Agreement and Plan of Mergers, together with all Exhibits and Schedules annexed to, and incorporated by specific reference, as a part of this Agreement.

“APPRAISAL LAWS” has the meaning assigned to such term in Section 1.5.

“ASSET CLASSIFICATION” has the meaning assigned to such term in Section 4.1(T).

“BANK MERGER” has the meaning assigned to such term in Section 1.2(A).

“BUSINESS DAY” means any day other than a Saturday, Sunday, or legal holiday in the State of Washington.

“CODE” has the meaning assigned to such term in Section 4.1(Q)(2).

“COMPENSATION AND BENEFIT PLANS” has the meaning assigned to such term in Section 4.1(Q)(1).

“CONTINUING CORPORATION” has the meaning assigned to such term in Section 1.1(A).

“CORPORATE MERGER” has the meaning assigned to such term in Section 1.1(A).

“DEPARTMENT” means the Department of Financial Institutions of the State of Washington.

“DERIVATIVES CONTRACT” means an exchange-traded or over-the-counter swap, forward, future, option, cap, floor or collar financial contract or any other contract that (1) is not included on the balance sheet of the WWB Financial Reports or the Heritage Financial Reports, as the case may be, and (2) is a derivative contract (including various combinations thereof).

“DISSENTING SHARES” means the shares of WWB Common Stock held by those shareholders of WWB who have timely and properly exercised their dissenters’ rights in accordance with the Appraisal Laws.

“EFFECTIVE DATE” means, unless the parties agree upon another date, the first Business Day after the fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) required by, Article VI.

“ELIGIBLE WWB COMMON STOCK” means shares of WWB Common Stock other than Dissenting Shares.

“ENVIRONMENTAL LAW” means (1) any federal, state, and/or local law, statute, ordinance, rule, regulation, code, license, permit, order, judgment, decree, injunction or agreement with any governmental entity, relating to (a) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or to human health or safety, or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material, in each case as amended and as now in effect, including the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, and the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, and (2) any common law or equitable doctrine (including injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material.

“ERISA” has the meaning assigned to such term in Section 4.1(Q)(2).

“ERISA AFFILIATE” has the meaning assigned to such term in Section 4.1(Q)(3).

“ERISA PLANS” has the meaning assigned to such term in Section 4.1(Q)(2).

“EXCHANGE ACT” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated under such statute.

“EXCHANGE AGENT” has the meaning assigned to such term in Section 2.1.

“EXECUTION DATE” means the last date on which this Agreement is executed by each of the Parties hereto.

“FDIC” means the Federal Deposit Insurance Corporation.

“FINANCIAL REPORTS” has the meaning assigned to such term in Section 4.1(H).

“FEDERAL RESERVE BOARD” means the Board of Governors of the Federal Reserve System.

“HERITAGE” has the meaning assigned to such term in the first paragraph of this Agreement.

“HERITAGE AVERAGE CLOSING PRICE” means the average closing price of Heritage Common Stock (rounded to four decimals) as reported on the website of www.NASDAQ.com for the thirty (30) trading day period prior to the three (3) trading days immediately preceding the Effective Date.

“HERITAGE BANK COMMON STOCK” has the meaning assigned to such term in paragraph (B) of the Recitals.

“HERITAGE FINANCIAL REPORTS” has the meaning assigned to such term in Section 4.2(H).

“HERITAGE INITIAL AVERAGE CLOSING PRICE” means the average closing price of Heritage Common Stock (rounded to four decimals) as reported on the website of www.NASDAQ.com for the thirty (30) trading day period prior to the three (3) trading days immediately preceding the Execution Date, calculated at $24.3741 per share.

“HERITAGE TRANSACTION” means: (1) a merger, consolidation or similar transaction involving Heritage, where Heritage is not the corporation surviving such transaction or where a change of control of Heritage is otherwise effected, (2) the disposition, by sale, lease, exchange or otherwise, of assets or deposits of Heritage or any of its significant subsidiaries representing in either case 25% or more of the consolidated assets or deposits of Heritage and its subsidiaries, or (3) the issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities representing 25% or more of the voting power of Heritage or any of its significant subsidiaries other than the issuance of Heritage Common Stock upon the exercise of outstanding options or the conversion of outstanding convertible securities of Heritage.

“GAAP” means generally accepted accounting principles consistently applied.

“HAZARDOUS MATERIAL” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous under any Environmental Law, whether by type or quantity, including any oil or other petroleum product, toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“LOAN/FIDUCIARY PROPERTY” means any property owned or controlled by WWB or any of its Subsidiaries or in which WWB or any of its Subsidiaries holds a security or other interest, and, where required by the context, includes any such property where WWB or any of its Subsidiaries constitutes the owner or operator of such property, but only with respect to such property.

“MATERIAL ADVERSE EFFECT” means, with respect to any Party to this Agreement, an event, occurrence or circumstance that (a) has or is reasonably likely to have a material adverse effect on the financial condition, results of operations, business or prospects of such Party and its Subsidiaries, taken as a whole, or (b) would materially impair such Party’s ability to perform its obligations under this Agreement or the consummation of any of the transactions contemplated by this Agreement.

“MEETING” has the meaning assigned to such term in Section 5.2.

“MERGERS” means the merger of WWB with and into Heritage, and WSB with and into Heritage Bank.

“MULTIEMPLOYER PLANS” has the meaning assigned to such term in Section 4.1(Q)(2).

“NASDAQ” means the NA of Securities Dealers Automated Quotations system.

“OCC” means the Office of the Comptroller of the Currency.

“PARTICIPATION FACILITY” means any facility in which WWB or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator of such facility.

“PARTY” means a party to this Agreement.

“PENSION PLAN” has the meaning assigned to such term in Section 4.1(Q)(2).

“PERSON” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, governmental body, or other entity.

“PREVIOUSLY DISCLOSED” means information provided by a Party in a Schedule that is delivered by that Party to the other Party contemporaneously with the execution of this Agreement.

“PROXY STATEMENT” has the meaning assigned to such term in Section 5.2.

“REGISTRATION STATEMENT” has the meaning assigned to such term in Section 5.2.

“REGULATORY AUTHORITIES” means federal or state governmental agencies, authorities or departments charged with the supervision or regulation of depository institutions or engaged in the insurance of deposits.

“REPRESENTATIVES” has the meaning assigned to such term in Section 5.18(A).

“RCW” means the Revised Code of Washington, as amended.

“RIGHTS” has the meaning assigned to such term in paragraph (F) of the Recitals to this Agreement.

“SECURITIES ACT” means the Securities Act of 1933, as amended, together with the rules and regulations promulgated under such statute.

“SEC” means the Securities and Exchange Commission.

“SUBSIDIARY” means, with respect to any entity, each partnership, limited liability company, or corporation the majority of the outstanding partnership interests, membership interests, capital stock or voting power of which is (or upon the exercise of all outstanding warrants, options and other rights would be) owned, directly or indirectly, at the time in question by such entity.

“SUPERIOR PROPOSAL” has the meaning assigned to such term in Section 5.18(D)(2).

“TAX RETURNS” has the meaning assigned to such term in Section 4.1(AA).

“TAXES” means federal, state, local or foreign income, gross receipts, windfall profits, severance, property, production, sales, use, license, excise, franchise, employment, withholding or similar taxes imposed on the income, properties or operations of the respective Party or its Subsidiaries, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

“TERMINATION FEE AMOUNT” has the meaning assigned to such term in Section 7.2(B).

“THIRD PARTY” means a person within the meaning of Sections 3(a)(9) and 13(d)(3) of the Exchange Act, excluding: (1) WWB or any Subsidiary of WWB, and (2) Heritage or any Subsidiary of Heritage.

“WSB” has the meaning assigned to such term in the first paragraph of this Agreement.

“WSB COMMON STOCK” has the meaning assigned to such term in paragraph (D) of the Recitals.

“WSB FINANCIAL REPORTS” has the meaning assigned to such term in Section 4.1(H).

“WWB COMMON STOCK” has the meaning assigned to such term in paragraph (C) of the Recitals.

“WWB FINANCIAL REPORTS” has the meaning assigned to such term in Section 4.1(H).

“WWB OPTION” has the meaning assigned to such term in paragraph (C) of the Recitals.

(B) GENERAL INTERPRETATION. Except as otherwise expressly provided in this Agreement or unless the context clearly requires otherwise, the terms defined in this Agreement include the plural as well as the singular; the words “hereof”, “herein”, “hereunder”, “in this Agreement” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision; and references in this Agreement to Articles, Sections, Schedules, and Exhibits refer to Articles and Sections of and Schedules and Exhibits to this Agreement. Unless otherwise stated, references to Subsections refer to the Subsections of the Section in which the reference appears. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “stockholder” or “stockholders” shall be deemed to include the words “shareholder” or “shareholders” and vice versa, and the word “stock” shall be deemed to include the word “share” or “shares” and vice versa. All pronouns used in this Agreement include the masculine, feminine and neuter gender, as the context requires. All accounting terms used in this Agreement that are not expressly defined in this Agreement have the respective meanings given to them in accordance with GAAP. All Parties will be considered drafters of this Agreement and accordingly any ambiguity shall not be construed against any particular Party.

ARTICLE I. MERGERS

1.1 THE CORPORATE MERGER. Subject to the provisions of this Agreement, on the Effective Date:

(A) CONTINUING CORPORATION. WWB shall be merged with and into Heritage pursuant to the terms and conditions set forth herein (the “Corporate Merger”). Upon consummation of the Corporate Merger, the separate existence of WWB shall cease and Heritage shall continue as the continuing corporation (the “Continuing Corporation”).

(B) ARTICLES, BYLAWS, OFFICERS AND DIRECTORS. The Articles of Incorporation and Bylaws of Heritage, in effect immediately prior to the Effective Date, shall become the Articles of Incorporation and Bylaws of the Continuing Corporation. The directors and officers of Heritage in office immediately prior to the Corporate Merger becoming effective shall be the directors and officers of the Continuing Corporation, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified.

(C) RIGHTS, ETC. The Continuing Corporation shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises of a public as well as of a private nature of each of the institutions so merged; and all property, real, personal and mixed, and all debts due on whatever account, and all and every other interest, of or belonging to or due to each of the institutions so merged, shall be deemed to be vested in the Continuing Corporation without further act or deed; and the title to any real estate or any interest therein, vested in each of such institutions, shall not revert or be in any way impaired by reason of the Corporate Merger.

(D) EFFECTS OF THE CORPORATE MERGER. The separate existence of WWB shall cease, and WWB shall be merged with and into Heritage which, as the Continuing Corporation, shall thereupon and thereafter possess all of the assets, rights, privileges, appointments, powers, licenses, permits and franchises of the two merged corporations, whether of a public or a private nature, and shall be subject to all of the liabilities, restrictions, disabilities and duties of both Heritage and WWB.

(E) TRANSFER OF ASSETS. All rights, assets, licenses, permits, franchises and interests of Heritage and WWB in and to every type of property, whether real, personal, or mixed, whether tangible or intangible, shall be deemed to be vested in Heritage as the Continuing Corporation by virtue of the Corporate Merger becoming effective and without any deed or other instrument or act of transfer whatsoever.

(F) ASSUMPTION OF LIABILITIES. The Continuing Corporation shall become and be liable for all debts, liabilities, obligations and contracts of Heritage as well as those of WWB, whether the same shall be matured or un-matured; whether accrued, absolute, contingent or otherwise; and whether or not reflected or reserved against in the balance sheets, other financial statements, books of account or records of Heritage or WWB except as noted in Section 6.2(M).

1.2 THE BANK MERGER. As soon as practicable on or following the Effective Date:

(A) CONTINUING BANK. WSB shall be merged into Heritage Bank (the “Bank Merger”). Upon consummation of the Bank Merger, the separate existence of WSB shall cease and Heritage Bank shall survive as the Continuing Bank.

(B) ARTICLES, BYLAWS, DIRECTORS, OFFICERS. The Articles and Bylaws of the Continuing Bank shall be those of Heritage Bank, as in effect immediately prior to the Bank Merger becoming effective. The directors and officers of Heritage Bank in office immediately prior to the Bank Merger becoming effective shall be the directors and officers of the Continuing Bank, together with such additional directors and officers as may thereafter be elected, who shall hold office until such time as their successors are elected and qualified.

(C) EFFECTS OF THE BANK MERGER. The separate existence of WSB shall cease, and WSB shall be merged with and into Heritage Bank which, as the Continuing Bank, shall thereupon and thereafter possess all of the assets, rights, privileges, appointments, powers, licenses, permits and franchises of the two merged banks, whether of a public or a private nature, and shall be subject to all of the liabilities, restrictions, disabilities and duties of both Heritage Bank and WSB.

(D) RIGHTS, ETC. The Continuing Bank shall thereupon and thereafter possess all of the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of the institutions so merged; and all property, real, personal and mixed, and all debts due on whatever account, and all and every other interest, of or belonging to or due to each of the institutions so merged, shall be deemed to be vested in the Continuing Bank without further act or deed; and the title to any real estate or any interest therein, vested in each of such institutions, shall not revert or be in any way impaired by reason of the Bank Merger.

(E) TRANSFER OF ASSETS. All rights, assets, licenses, permits, franchises and interests of Heritage Bank and Washington State Bank in and to every type of property, whether real, personal, or mixed, whether tangible or intangible, shall be deemed to be vested in Heritage Bank as the Continuing Bank by virtue of the Bank Merger becoming effective and without any deed or other instrument or act of transfer whatsoever.

1.3 CONVERSION OF WWB COMMON STOCK. Subject to the provisions of this Agreement, on the Effective Date:

(A) OUTSTANDING WWB COMMON STOCK. Each share of WWB Common Stock issued and outstanding at the Effective Date shall, by virtue of the Mergers, automatically and without any action on the part of the holder of such share, be converted into and exchangeable for the right to receive (1) a number of shares of Heritage Common Stock equal to the Per Share Stock Consideration, plus (2) cash in an amount equal to the Per Share Cash Consideration. The Per Share Stock Consideration and the Per Share Cash Consideration are referred to herein collectively as the “Per Share Consideration.”

For purposes of this Section 1.3:

“Aggregate Consideration” shall mean the sum of (x) the Total Stock Consideration and (y) the Total Cash Consideration.

“Aggregate Per Share Amount” shall be an amount of $50.90 per WWB common share unless increased to $51.40 per share as provided in Section 1.3(C) hereof, based on the Heritage Initial Average Closing Price of $24.3741 per share.

“Per Share Cash Consideration” shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Total Cash Consideration by the total number of shares of WWB Common Stock outstanding as of the close of business on the Execution Date.

“Per Share Stock Consideration” shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Total Stock Consideration by the total number of shares of WWB Common Stock outstanding as of the close of business on the Execution Date.

“Total Cash Consideration” shall mean an amount equal to $3,408,101, unless the Aggregate Per Share Amount is modified as provided herein.

“Total Stock Amount” shall mean 209,738 shares of Heritage Common Stock unless modified as provided herein.

“Total Stock Consideration” shall mean the product obtained by multiplying (x) the Total Stock Amount and (y) $24.3741.

(B) In the event that (i) the Heritage Average Closing Price is less than $21.25 but greater than $18.99 then the Aggregate Consideration shall be increased by an amount that represents 75% of the difference between $21.25 and the Heritage Average Closing Price multiplied by the Total Stock Amount, (ii) the Heritage Average Closing Price is less than $19.00 under Section 7.1(J), and Heritage does not elect to terminate this Agreement under Section 7.1(J), Heritage may elect by written notice to WWB to increase the Aggregate Consideration by an additional amount that represents 50% of the difference between $19.00 and the Heritage Average Closing Price multiplied by the Total Stock Amount. The increase in the Aggregate Consideration contemplated by this Section 1.3(B) may be paid in stock, cash or a combination of stock and cash in Heritage’s sole discretion, provided that the Total Stock Consideration paid in the Mergers shall exceed 50% of the Aggregate Consideration. An illustration of the calculations of the Aggregate Consideration and the effect of the foregoing “Cuff” on the Total Stock Consideration is attached as Exhibit H to this Agreement.

(C) In the event that the loans held by WSB Previously Disclosed on Schedule 1.3(C) shall be collected by WSB without loss to WWB and removed from the books of WSB prior to the Effective Date, the Aggregate Per Share Consideration shall be increased to $51.40 per WWB share. The increase in the Aggregate Per Share Consideration contemplated by this Section 1.3(C) shall result in an adjustment to the Aggregate Consideration as calculated in Section 1.3 and the additional funds may be added to the Total Stock Consideration, the Total Cash Consideration or a combination of the Total Stock Consideration and the Total Cash Consideration in Heritage’s sole discretion.

(D) Reserved.

(E) All of the shares of WWB Common Stock converted into the Per Share Consideration pursuant to this ARTICLE I shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (each a “Certificate”) previously representing any such shares of WWB Common Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive (1) the Per Share Consideration, (2) any dividends and other distributions in accordance with Section 2.2(B) hereof, and (3) any cash to be paid in lieu of any fractional share of Heritage Common Stock in accordance with Section 2.2(E) hereof. Certificates representing Dissenting Shares shall only represent the holder’s right as a dissenting shareholder.

(F) If, between the Execution Date and the Effective Date, the shares of Heritage Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Per Share Consideration.

(G) As of the Effective Date, all shares of WWB Common Stock that are owned, directly or indirectly, by WWB or Heritage or any of their respective Subsidiaries [other than shares of WWB Common Stock (x) held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties (any such shares, and shares of Heritage Common Stock which are similarly held, whether held directly or indirectly by Heritage or WWB, as the case may be, being referred to herein as “Trust Account Shares”) or (y) held by Heritage or WWB or any of their respective Subsidiaries in respect of a debt previously contracted (any such shares of WWB Common Stock, and shares of Heritage Common Stock which are similarly held, whether held directly or indirectly by Heritage or WWB, being referred to herein as “DPC Shares”)] shall be canceled and shall cease to exist and no stock of Heritage, cash or other consideration shall be delivered in exchange therefore.

(H) The calculations required by Sections 1.3(A), (B), (C) and (D) shall be prepared jointly by Heritage and WWB prior to the Effective Date.

(I) Notwithstanding the potential adjustments to the Per Share Consideration contemplated by Sections 1.3(B), (C) and (D), the Per Share Consideration shall not be further adjusted due to the earnings of Heritage or WWB and its Subsidiaries prior to the Effective Date.

1.4 WWB OPTIONS. Notwithstanding anything to the contrary in this Agreement, and in addition to the Aggregate Consideration:

(A) Each holder of WWB Options, who exercises such options between the Execution Date and the Effective Date, shall receive shares of WWB Common Stock each of which shares shall be converted on the Effective Date into the Per Share Consideration.

(B) Each holder of a WWB Option that is unexercised on the Effective Date, shall receive cash consideration for each share of WWB Common Stock into which the option is exercisable, equal to the difference or spread between the Per Share Consideration and the exercise price of such option.

(C) The names of the holders, dates of issuance and expiration, the number of shares subject to each such option, and the exercise price for all WWB Options as of the Execution Date are Previously Disclosed in Schedule 1.4(D). All such WWB Options shall be 100% vested and exercisable on the Effective Date.

1.5 DISSENTING SHARES. Notwithstanding anything to the contrary in this Agreement, each Dissenting Share whose holder, as of the Effective Date of the Corporate Merger, has not effectively withdrawn or lost his dissenters’ rights under RCW 23B.13 (the “Appraisal Laws”) shall not be converted into or represent a right to receive the Per Share Consideration, but the holder of such Dissenting Share shall be entitled only to such rights as are granted by the Appraisal Laws, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost the right to payment under the Appraisal Laws, in which case each such share shall be deemed to have been converted at the Effective Date into the right to receive the Per Share Consideration without any interest thereon. Each holder of Dissenting Shares who becomes entitled to payment for his WWB Common Stock pursuant to the provisions of the Appraisal Laws shall receive payment for such Dissenting Shares from Heritage (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the Appraisal Laws).

1.6 EFFECTIVE DATE. Subject to the terms and conditions of this Agreement, the closing of the Mergers will take place at 10:00 a.m. on the first day which is at least one Business Day after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in ARTICLE VI (other than those conditions which relate to actions to be taken at the closing) (the “Effective Date”), at the main offices of Heritage, unless another time, date or place is agreed to in writing by the parties hereto. If the Corporate Merger is not consummated in accordance with this Agreement on or prior to June 30, 2006, WWB or Heritage may terminate this Agreement in accordance with ARTICLE VII. On the Effective Date, Certificates of Merger will be issued by the Secretary of State, Corporations Division, of the State of Washington and the Washington State Department of Financial Institutions in accordance with applicable law.

1.7 TAX CONSEQUENCES. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and that this Agreement shall constitute a plan of reorganization for the purposes of Section 368 of the Code.

1.8 RIGHT OF REVISION. Heritage reserves the right to revise the structure of the Mergers outlined in this Article I provided that such revision does not reduce the Aggregate Consideration or cause unforeseen adverse tax consequences to WWB and WSB.

ARTICLE II. EXCHANGE OF SHARES

2.1 HERITAGE TO MAKE SHARES AND CASH AVAILABLE. On or before the Effective Date, Heritage shall deposit, or shall cause to be deposited, with a bank or trust company (the “Exchange Agent”) selected by Heritage and reasonably satisfactory to WWB, for the benefit of the holders of Certificates, for exchange in accordance with this ARTICLE II: (A) certificates representing the shares of Heritage Common Stock to be issued pursuant to Section 1.3 and Section 2.2(A) in exchange for outstanding shares of WWB Common Stock; (B) such cash as shall be necessary to pay the Cash Consideration to each WWB shareholder in accordance with Section 1.3 and 2.2(A); and (C) the cash in lieu of fractional shares to be paid in accordance with Section 2.2(E). Such cash and certificates for shares of Heritage Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund.”

2.2 EXCHANGE OF SHARES.

(A) As soon as practicable after the Effective Date, and in no event more than five business days thereafter, the Exchange Agent shall mail to each holder of record of a Certificate or Certificates a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Per Share Consideration. Upon surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefore a certificate representing that number of whole shares of Heritage Common Stock which such holder of WWB Common Stock became entitled to receive pursuant to the provisions of ARTICLE I hereof and a check representing the aggregate Per Share Cash Consideration and/or the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of ARTICLE I, and the Certificate or Certificates so surrendered shall forthwith be canceled. No interest will be paid or accrued on the Per Share Cash Consideration, the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of Certificates.

(B) No dividends or other distributions declared after the Effective Date with respect to Heritage Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this ARTICLE II. After the surrender of a Certificate in accordance with this ARTICLE II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore has become payable with respect to shares of Heritage Common Stock represented by such Certificate.

(C) If any certificate representing shares of Heritage Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefore is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of Heritage Common Stock in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(D) After the Effective Date, there shall be no transfers on the stock transfer books of WWB of the shares of WWB Common Stock which were issued and outstanding immediately prior to the Effective Date. If, after the Effective Date, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be canceled and exchanged for certificates representing shares of Heritage Common Stock or cash or both, as provided in this ARTICLE II.

(E) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Heritage Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Heritage Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Heritage. In lieu of the issuance of any such fractional share, Heritage shall pay to each former shareholder of WWB who otherwise would be entitled to receive a fractional share of Heritage Common Stock an amount in cash determined by multiplying (1) the Heritage Average Closing Price by (2) the fraction of a share of Heritage Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.3 hereof.

(F) Any portion of the Exchange Fund that remains unclaimed by the shareholders of WWB for twelve months after the Effective Date shall be paid to Heritage. Any shareholders of WWB who have not theretofore complied with this ARTICLE II shall thereafter look only to Heritage for payment of the Per Share Consideration, the cash in lieu of fractional shares and/or the unpaid dividends and distributions on the Heritage Common Stock deliverable in respect of each share of WWB Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Heritage, Heritage Bank, WWB, WSB, the Exchange Agent or any other person shall be liable to any former holder of shares of WWB Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(G) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Heritage, the posting by such person of a bond in such amount as Heritage may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Per Share Consideration deliverable in respect thereof pursuant to this Agreement.

(H) Certificates surrendered for exchange by any person constituting an “affiliate” of WWB for purposes of Rule 145 of the Securities Act shall not be exchanged for certificates representing Heritage Common Stock until Heritage has received a written agreement from such person as specified in Section 5.8.

ARTICLE III. ACTIONS PENDING CONSUMMATION

Unless otherwise agreed to in writing by Heritage or Heritage Bank, WWB and WSB shall each conduct its and each of its Subsidiaries’ business in the ordinary and usual course consistent with past practice and shall use its best efforts to maintain and preserve its and each of its Subsidiaries’ business organization, employees and advantageous business relationships and retain the services of its and each of its Subsidiaries’ officers and key employees identified by Heritage Bank, and neither WWB nor WSB, without the prior written consent of Heritage, will (or cause or allow any of it Subsidiaries to):

3.1 CAPITAL STOCK. Except for the exercise of outstanding WWB Options, or as Previously Disclosed in SCHEDULE 4.1(C), issue, sell or otherwise permit to become outstanding any additional shares of capital stock of WWB, WSB or any of their Subsidiaries, or any Rights with respect thereto, or enter into any agreement with respect to the foregoing, or permit any additional shares of WWB Common Stock to become subject to grants of WWB Options, stock appreciation rights or similar stock-based employee compensation rights.

3.2 DIVIDENDS, ETC. Make, declare or pay any dividend (other than as necessary to pay WWB’s general operating expenses, including the transaction fee expenses referred to in Section 3.13 as well as distributions on WWB’s Subsidiaries’ trust preferred stock) on or in respect of, or declare or make any distribution on, or directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock or, other than as permitted in or contemplated by this Agreement, authorize the creation or issuance of, or issue, any additional shares of its capital stock or any Rights with respect thereto.

3.3 INDEBTEDNESS; LIABILITIES; ETC. Other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity.

3.4 OPERATING PROCEDURES; CAPITAL EXPENDITURES; ETC. (A) change its lending, investment, liability management or other material banking policies in any material respect, except such changes as are in accordance and in an effort to comply with Section 5.9, or (B) commit to incur any further capital expenditures beyond those Previously Disclosed in SCHEDULE 3.4 other than in the ordinary course of business and not exceeding $10,000 individually.

3.5 LIENS AND ENCUMBRANCES. Impose, or suffer the imposition, on any shares of stock of any of its Subsidiaries, any lien, charge or encumbrance, or permit any such lien, charge or encumbrance to exist.

3.6 COMPENSATION; EMPLOYMENT AGREEMENTS; ETC. Enter into or amend any employment, severance or similar agreement or arrangement with any of its directors, officers or employees, or grant any salary or wage increase, amend the terms of any WWB Option or increase any employee benefit (including incentive or bonus payments), except normal individual increases in regular compensation to employees in the ordinary course of business consistent with past practice.

3.7 BENEFIT PLANS. Enter into or modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees, including taking any action that accelerates the vesting or exercise of any benefits payable thereunder.

3.8 CONTINUANCE OF BUSINESS. Dispose of or discontinue any portion of its assets, business or properties, that is material to WWB and its Subsidiaries taken as a whole, or merge or consolidate with, or acquire all or any portion of, the business or property of any other entity that is material to WWB and its Subsidiaries taken as a whole (except foreclosures or acquisitions by WSB in its fiduciary capacity, in each case in the ordinary course of business consistent with past practice).

3.9 AMENDMENTS. Amend its Articles of Incorporation or Bylaws.

3.10 CLAIMS. Settle any claim, litigation, action or proceeding involving any liability for material money damages or restrictions upon the operations of WWB or any of its Subsidiaries.

3.11 CONTRACTS. Enter into, renew, terminate or make any change in any material contract, agreement or lease (excluding agreements and loans permitted under Section 3.12), except in the ordinary course of business consistent with past practice with respect to contracts, agreements and leases that are terminable by it without penalty on no more than 60 days prior written notice.

3.12 LOANS. Make any new loan outside of its trade territory of King and Pierce Counties, Washington, extend credit or account for loans and leases other than in accordance with existing lending policies and accounting practices, or make any new loan, a loan extension or renewal in a principal amount which exceeds $250,000, other than in accordance with the loan reporting process agreed to by the Parties.

3.13 INVESTMENT PORTFOLIO. Make any changes in the WSB investment portfolio.

3.14 TRANSACTION EXPENSES. Incur attorneys’, consultants’, accounting or any other professional fees in connection with the transaction contemplated by this Agreement that exceed $215,000 in the aggregate.

3.15 NEW PRODUCTS. Initiate any new product lines or services or add additional customers to its internet banking product, without the consent of Heritage.

ARTICLE IV. REPRESENTATIONS AND WARRANTIES

4.1 WWB AND WSB REPRESENTATIONS AND WARRANTIES. WWB and WSB each hereby represent and warrant to Heritage and Heritage Bank as follows:

(A) RECITALS. The facts set forth in the Recitals of this Agreement with respect to WWB and its Subsidiaries are true and correct.

(B) ORGANIZATION, STANDING AND AUTHORITY. Each of WWB and its Subsidiaries is duly qualified to do business and is in good standing under the laws of its state of incorporation or organization and in such foreign jurisdictions where the failure to be duly qualified, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it. Each of WWB and its Subsidiaries has in effect all federal state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it. WSB is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations under such statute, and its deposits are insured by the Bank Insurance Fund of the FDIC.

(C) SHARES. The outstanding shares of WWB and its Subsidiaries’ capital stock are validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights. Except as Previously Disclosed in SCHEDULE 4.1(C) and paragraphs (C) or (D) of the Recitals, there are no shares of capital stock or other equity securities of WWB or its Subsidiaries outstanding and no outstanding Rights with respect thereto.

(D) WWB SUBSIDIARIES. WWB has Previously Disclosed in SCHEDULE 4.1(D) a list of all of its Subsidiaries. Each of its Subsidiaries that is a bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations under such statute. No equity securities of any of its Subsidiaries are or may become required to be issued (other than to WWB or one of its Subsidiaries) by reason of any Rights with respect thereto. There are no contracts, commitments, understandings or arrangements by which any of its Subsidiaries is or may be bound to sell or otherwise issue any shares of such Subsidiary’s capital stock, and except as Previously Disclosed in SCHEDULE 4.1(D), there are no contracts, commitments, understandings or arrangements relating to the rights of WWB or its Subsidiaries, as applicable, to vote or to dispose of such shares. Except as Previously Disclosed in SCHEDULE 4.1(D), all of the shares of capital stock of each of its Subsidiaries held by WWB or one of its Subsidiaries are fully paid and non-assessable and are owned by WWB or one of its Subsidiaries free and clear of any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance. Each of its Subsidiaries is in good standing under the laws of the jurisdiction in which it is incorporated or organized, and is duly qualified to do business and in good standing in the jurisdictions where the failure to be duly qualified is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it. Except as Previously Disclosed in SCHEDULE 4.1(D), WWB does not own beneficially, directly or indirectly, any shares of any equity securities or similar interests of any corporation, bank, partnership, joint venture, business trust, association or other organization. In the case of representations by WWB, the deposits of its Subsidiaries that are banks are insured by the Bank Insurance Fund of the FDIC.

(E) CORPORATE POWER. Each of WWB and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its material properties and assets.

(F) CORPORATE AUTHORITY. Subject to any necessary receipt of approval by its shareholders referred to in Section 6.1, this Agreement has been authorized by all necessary corporate action of WWB and each of its Subsidiaries that is a Party, and each such agreement is a valid and binding agreement of WWB and such Subsidiaries, enforceable against WWB and such Subsidiaries in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(G) NO DEFAULTS. Subject to the approval by its shareholders referred to in Section 6.1, the required regulatory approvals referred to in Section 6.1, and the required filings under federal and state securities laws, and except as Previously Disclosed in SCHEDULE 4.1(G), the execution, delivery and performance of this Agreement and the consummation by WWB and each of its Subsidiaries that is a Party to the transactions contemplated by this Agreement do not and will not (1) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of WWB or of any of its Subsidiaries or to which WWB or any of its Subsidiaries or its or their properties is subject or bound, which breach, violation or default is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it, (2) constitute a breach or violation of, or a default under, the Articles of Incorporation, Charter or Bylaws of it or any of its Subsidiaries, or (3) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than any such consent or approval that, if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it.

(H) FINANCIAL REPORTS. Except as Previously Disclosed in SCHEDULE 4.1(H), (1) as to WWB, its parent company only balance sheet and income statement as of September 30, 2005 and the related statements of income, changes in shareholders’ equity and cash flows for the fiscal year ended December 31, 2004 (collectively, the “WWB Financial Reports”), and (2) as to each of WWB’s Subsidiaries that is a bank, its call report for the fiscal quarter ended September 30, 2005, its call report for the fiscal year ended December 31, 2004, and all other financial reports filed or to be filed subsequent to December 31, 2004, in the form filed with the OCC (in each case, the “WSB Financial Reports” and together with the WWB Financial Reports, the “Financial Reports”) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the Financial Reports (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in the Financial Reports (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders’ equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with GAAP during the periods involved, except in each case as may be noted therein, subject to normal and recurring year-end audit adjustments in the case of unaudited statements.

(I) ABSENCE OF UNDISCLOSED LIABILITIES. Except as Previously Disclosed on SCHEDULE 4.1(I), neither WWB nor any of its Subsidiaries has any obligation or liability (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it, except (1) as reflected in the Financial Reports prior to the Execution Date, and (2) for commitments and obligations made, or liabilities incurred, in the ordinary course of business consistent with past practice since December 31, 2004. Except as Previously Disclosed on SCHEDULE 4.1(I), since December 31, 2004, neither WWB nor any of its Subsidiaries has incurred or paid any obligation or liability (including any obligation or liability incurred in connection with any acquisitions in which any form of direct financial assistance of the federal government or any agency thereof has been provided to any Subsidiary) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it.

(J) NO EVENTS. Except as Previously Disclosed on SCHEDULE 4.1(J), since December 31, 2004, no event has occurred that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it.

(K) PROPERTIES. Except as reserved against in the Financial Reports, WWB and each of its Subsidiaries have good and marketable title, free and clear of all liens, encumbrances, charges, defaults, or equities of any character, to all of the properties and assets, tangible and intangible, reflected in the Financial Reports as being owned by WWB or its Subsidiaries as of the dates thereof other than those that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on it, except those sold or otherwise disposed of in the ordinary course of business. All buildings and all material fixtures, equipment, and other property and assets that are held under leases or subleases by WWB or any of its Subsidiaries are held under valid leases or subleases enforceable in accordance with their respective terms, other than any such exceptions to validity or enforceability that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on it.

(L) LITIGATION; REGULATORY ACTION. Except as Previously Disclosed in SCHEDULE 4.1(L), no litigation, proceeding or controversy before any court or governmental agency is pending that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on WWB or any of its Subsidiaries or that alleges claims under any fair lending law or other law relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act, and, to the best of its knowledge, no such litigation, proceeding or controversy has been threatened; and except as Previously Disclosed in SCHEDULE 4.1(L), neither WWB nor any of its Subsidiaries or any of its or their material properties or their officers, directors or controlling persons is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any Regulatory Authority, and neither WWB nor any of its Subsidiaries has been advised by any of such Regulatory Authorities that such authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum or understanding, commitment letter or similar submission.

(M) COMPLIANCE WITH LAWS. Except as Previously Disclosed in SCHEDULE 4.1(M), each of WWB and its Subsidiaries:

(1) Has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to own its businesses presently conducted and that are material to the business of it and its Subsidiaries taken as a whole; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its best knowledge, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current;

(2) Has received no notification or communication from any Regulatory Authority or the staff thereof (a) asserting that WWB or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, which, as a result of such noncompliance in any such instance, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on WWB or its Subsidiaries, (b) threatening to revoke any license, franchise, permit or governmental authorization, which revocation, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on WWB or its Subsidiaries, or (c) requiring any of WWB or its Subsidiaries (or any of its or their officers, directors or controlling persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy);

(3) Is not required to give prior notice to any federal banking or thrift agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive; and

(4) Is in compliance in all material respects with all fair lending laws or other laws relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act.

(N) MATERIAL CONTRACTS. Except as Previously Disclosed in SCHEDULE 4.1(N), none of WWB or its Subsidiaries, nor any of their respective assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, any material contract or agreement or amendment thereto (excluding extensions of credit made in the ordinary course of business). Neither WWB nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business or operations may be bound or affected or under which it or any of its respective assets, business or operations receives benefits, which default, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on WWB or its Subsidiaries, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. Except as Previously Disclosed in SCHEDULE 4.1(N), neither WWB nor any of its Subsidiaries is subject to or bound by any contract containing covenants that limit the ability of WWB or any of its Subsidiaries to compete in any line of business or with any Person or that involve any restriction of geographical area in which, or method by which, WWB or any of its Subsidiaries may carry on its business (other than as may be required by law or any applicable Regulatory Authority).

(O) REPORTS. Since December 31, 2002, each of WWB and its Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (1) the OCC, (2) the FDIC, (3) the Federal Reserve Board, and (4) any other Regulatory Authorities having jurisdiction with respect to WWB and its Subsidiaries. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date with respect to reports and documents filed before the Execution Date), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(P) BROKERS OR FINDERS. Except as Previously Disclosed in SCHEDULE 4.1(P), no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of WWB or WSB.

(Q) EMPLOYEE BENEFIT PLANS.

(1) SCHEDULE 4.1(Q)(1) contains a complete list of all bonus, deferred compensation, pension, retirement, profit-sharing, thrift savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, all employment or severance contracts, all medical, dental, health and life insurance plans, all other employee benefit plans, contracts or arrangements and any applicable “change of control” or similar provisions in any plan, contract or arrangement maintained or contributed to by WWB or any of its Subsidiaries for the benefit of employees, former employees, directors, former directors or their beneficiaries (the “Compensation and Benefit Plans”). True and complete copies of all Compensation and Benefit Plans of WWB and its Subsidiaries, including any trust instruments and/or insurance contracts, if any, forming a part thereof, and all amendments thereto, have been supplied to the other Parties.

(2) All “employee benefit plans” within the meaning of Section (3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (“Multiemployer Plans”), covering employees or former employees of WWB and its Subsidiaries (the “ERISA Plans”), to the extent subject to ERISA, are in substantial compliance with ERISA. Except as Previously Disclosed in SCHEDULE 4.1(Q)(2) each ERISA Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”) and which is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986 (as amended, the “Code”) has received a favorable determination letter from the Internal Revenue Service, and it is not aware of any circumstances reasonably likely to result in the revocation or denial of any such favorable determination letter or the inability to receive such a favorable determination letter. There is no material pending or, to its knowledge, threatened litigation relating to the ERISA Plans. Neither WWB nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that could subject WWB or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

(3) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by WWB or any of its Subsidiaries with respect to any ongoing, frozen or terminated “single-employer plan”, within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which is considered one employer with WWB under Section 4001(a)(15) of ERISA or Section 414 of the Code (an “ERISA Affiliate”). Neither WWB nor any of its Subsidiaries presently contributes to a Multiemployer Plan, nor have they contributed to such a plan within the past five calendar years. No notice of a “reportable event”, within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the past 12-month period.

(4) All contributions required to be made under the terms of any ERISA Plan have been timely made. Neither any Pension Plan nor any single-employer plan of an ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. Neither WWB nor any of its Subsidiaries has provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

(5) Under each Pension Plan which is a single-employer plan, as of the last day of the most recent plan year, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in the plan’s most recent actuarial valuation) did not exceed the then current value of the assets of such plan, and there has been no material change in the financial condition of such plan since the last day of the most recent plan year.

(6) Neither WWB nor any of its Subsidiaries has any obligations for retiree health and life benefits under any plan, except as set forth in SCHEDULE 4.1(Q)(6). There are no restrictions on the rights of WWB or any of its Subsidiaries to amend or terminate any such plan without incurring any liability thereunder.

(7) Except as Previously Disclosed in SCHEDULE 4.1(Q)(7), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (a) result in any payment (including severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of WWB or any of its Subsidiaries under any Compensation and Benefit Plan or otherwise from WWB or any of its Subsidiaries, (b) increase any benefits otherwise payable under any Compensation and Benefit Plan, or (c) result in any acceleration of the time of payment or vesting of any such benefit.

(R) NO KNOWLEDGE. WWB and its Subsidiaries know of no reason why the regulatory approvals referred to in Section 6.1 should not be obtained.

(S) LABOR AGREEMENTS. Neither WWB nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is WWB or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or such Subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to the best of its knowledge, threatened, nor is it aware of any activity involving its or any of the Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

(T) ASSET CLASSIFICATION. WWB and its Subsidiaries have Previously Disclosed in SCHEDULE 4.1(T) a list, accurate and complete in all material respects, of the aggregate amounts of loans, extensions of credit or other assets of WWB and its Subsidiaries that have been classified by it as of November 30, 2005 (the “Asset Classification”); and no amounts of loans, extensions of credit or other assets that have been classified as of November 30, 2005 by any regulatory examiner as “Other Loans Specially Mentioned”, “Substandard”, “Doubtful”, “Loss” or words of similar import are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were charged off by WWB or any Subsidiary prior to June 30, 2005.

(U) ALLOWANCE FOR POSSIBLE LOAN LOSSES. The allowance for possible loan losses shown on the balance sheets in the December 31, 2004 WWB Financial Reports and/or the WSB Financial Reports was, and the allowance for possible loan losses to be shown on subsequent WWB Financial Reports and/or the WSB Financial Reports was and will be, adequate in the opinion of the Board of Directors of WWB to provide for possible losses, net of recoveries relating to loans previously charged off, on loans outstanding (including accrued interest receivable) as of the date thereof. Additionally, the allowance for possible loan losses is and shall be fully adequate under generally accepted accounting principles and all applicable regulatory requirements.

(V) INSURANCE. Each of WWB and its Subsidiaries has taken all requisite action (including the making of claims and the giving of notices) pursuant to its directors’ and officers’ liability insurance policy or policies in order to preserve all rights thereunder with respect to all matters that are known to WWB, except for such matters that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect on WWB or its Subsidiaries. Set forth in SCHEDULE 4.1(V) is a list of all insurance policies maintained by or for the benefit of WWB or its Subsidiaries or their respective directors, officers, employees or agents.

(W) AFFILIATES. Except as Previously Disclosed in SCHEDULE 4.1(W), to the best of WWB’s knowledge, there is no person who, as of the Execution Date, may be deemed to be an “affiliate” of WWB as that term is used in Rule 145 under the Securities Act.

(X) STATE TAKEOVER LAWS, ARTICLES OF INCORPORATION. WWB and its Subsidiaries have taken all necessary action to exempt this Agreement and the transactions contemplated by this

Agreement from (1) any applicable state takeover laws, including, but not limited to, RCW Ch. 23B.19, as amended, and (2) any takeover-related provisions of WWB’s and its Subsidiaries’ Articles of Incorporation.

(Y) NO FURTHER ACTION. WWB and its Subsidiaries have taken all action so that the entering into of this Agreement and the consummation of the transactions contemplated by this Agreement, or any other action or combination of actions, or any other transactions, contemplated by this Agreement do not and will not (1) require a vote of shareholders (other than as set forth in Section 6.1), or (2) result in the grant of any rights to any Person under the Articles of Incorporation, Charter or Bylaws of WWB or any of its Subsidiaries or under any agreement to which WWB or any such Subsidiaries is a party, or (3) restrict or impair in any way the ability of the other Parties to exercise the rights granted under this Agreement.

(Z) ENVIRONMENTAL MATTERS.

(1) To WWB’s knowledge, it and each of its Subsidiaries, the Participation Facilities and the Loan/Fiduciary Properties are, and have been, in compliance with all Environmental Laws, except for instances of noncompliance that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on WWB or its Subsidiaries.

(2) There is no proceeding pending or, to WWB’s knowledge, threatened before any court or governmental agency or board in which WWB or any of its Subsidiaries or any Participation Facility has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by WWB or any of its Subsidiaries or any Participation Facility, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on WWB or its Subsidiaries or have been Previously Disclosed in SCHEDULE 4.1(Z)(2).

(3) There is no proceeding pending or, to WWB’s knowledge, threatened before any court, governmental agency or board or other forum in which any Loan/Fiduciary Property (or WWB or any of its Subsidiaries in respect of any Loan/Fiduciary Property) has been, or with respect to threatened proceedings, reasonably would be expected to be, named as a defendant or potentially responsible party (a) for alleged noncompliance (including by any predecessor) with any Environmental Law, or (b) relating to the release or threatened release into the environment of any Hazardous Material, whether or not occurring at or on a Loan/Fiduciary Property, except for such proceedings pending or threatened that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on WWB or have been Previously Disclosed in SCHEDULE 4.1(Z)(3).

(4) To WWB’s knowledge, there is no reasonable basis for proceeding of a type described in subparagraph (2) or (3) of this paragraph (Z), except as has been Previously Disclosed in SCHEDULE 4.1(Z)(4).

(5) To WWB’s knowledge, during the period of (a) ownership or operation by WWB or any of its Subsidiaries of any of their respective current properties, (b) participation in the management of any Participation Facility by WWB or any of its Subsidiaries, or (c) holding of a security or other interest in a Loan/Fiduciary Property by WWB or any of its Subsidiaries, there have been no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan/Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on WWB or its Subsidiaries or have been Previously Disclosed in SCHEDULE 4.1(Z)(5).

(6) To WWB’s knowledge, prior to the period of (a) ownership or operation by WWB or any of its Subsidiaries of any of their respective current properties, (b) participation in the management of any Participation Facility by WWB or any of its Subsidiaries, or (c) holding of a security or other interest in a Loan/Fiduciary Property by WWB or any of its Subsidiaries, there were no releases of Hazardous Material in, on, under or affecting any such property, Participation Facility or Loan/Fiduciary Property, except for such releases that are not reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on WWB or its Subsidiaries or have been Previously Disclosed in SCHEDULE 4.1(Z)(6).

(AA) TAX REPORTS. Except as Previously Disclosed in SCHEDULE 4.1(AA), (1) all reports and returns with respect to Taxes that are required to be filed by or with respect to WWB or its Subsidiaries, including consolidated federal income tax returns of WWB and its Subsidiaries (collectively, the “Tax Returns”), have been duly filed, or requests for extensions have been timely filed and have not expired, for periods ended on or prior to the most recent fiscal year-end, except to the extent all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on WWB or its Subsidiaries, and such Tax Returns were true, complete and accurate in all material respects, (2) all Taxes shown to be due on the Tax Returns have been paid in full, (3) the Tax Returns have been examined by the Internal Revenue Service or the appropriate state, local or foreign taxing authority, or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (4) all Taxes due with respect to completed and settled examinations have been paid in full, (5) no issues have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns which are reasonably likely, individually or in the aggregate, to result in a determination that would have a Material Adverse Effect on WWB or its Subsidiaries, except as reserved against in the WWB Financial Reports and/or the WSB Financial Reports, and (6) no waivers of statutes of limitations (excluding such statutes that relate to years under examination by the Internal Revenue Service) have been given by or requested with respect to any Taxes of WWB or its Subsidiaries.

(BB) ACCURACY OF INFORMATION. The statements with respect to WWB and its Subsidiaries contained in this Agreement, the Schedules and any other written documents executed and delivered by or on behalf of WWB or any other Party pursuant to the terms of or relating to this Agreement are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

(CC) DERIVATIVES CONTRACTS. None of WWB or its Subsidiaries is a party to or has agreed to enter into a Derivatives Contract or owns securities that are referred to as “structured notes” except for those Derivatives Contracts and structured notes Previously Disclosed in SCHEDULE 4.1(CC). SCHEDULE 4.1(CC) includes a list of any assets of WWB or its Subsidiaries that are pledged as security for each such Derivatives Contract.

(DD) ACCOUNTING CONTROLS. Each of WWB and its Subsidiaries has devised and maintained systems of internal accounting controls sufficient to provide reasonable assurances that (1) all material transactions are executed in accordance with management’s general or specific authorization, (2) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP, and to maintain proper accountability for items, (3) access to the material property and assets of WWB and its Subsidiaries is permitted only in accordance with management’s general or specific authorization, and (4) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(EE) FAIRNESS OPINION. WWB has received an opinion from McAdams Wright Ragen, Inc. dated as of the Execution Date to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair from a financial point of view to the shareholders of WWB.

(FF) REORGANIZATION. As of the Execution Date, to WWB’s knowledge, there is no reason to believe that the Mergers will fail to qualify as a reorganization under Section 368(a) of the Code.

(GG) COMMITMENTS AND CONTRACTS. Neither WWB nor any of its Subsidiaries is a party or subject to any of the following (whether written or oral, express or implied):

(1) except as Previously Disclosed in SCHEDULE 4.1(GG)(1), any employment contract or understanding (including any understandings or obligations with respect to severance or termination pay liabilities or fringe benefits) with any present or former officer, director or employee (other than those which are terminable at will by WWB or any such Subsidiary without any obligation on the part of WWB or any such Subsidiary to make any payment in connection with such termination);

(2) except as Previously Disclosed in SCHEDULE 4.1(GG)(2), any real or personal property lease with annual rental payments aggregating $10,000 or more; or

(3) except as Previously Disclosed in SCHEDULE 4.1(GG)(3), any material contract with any affiliate.

4.2 HERITAGE AND HERITAGE BANK REPRESENTATIONS AND WARRANTIES. Heritage and Heritage Bank each hereby represent and warrant to WWB and WSB as follows:

(A) RECITALS. The facts set forth in the Recitals of this Agreement with respect to Heritage and Heritage Bank are true and correct.

(B) ORGANIZATION, STANDING AND AUTHORITY. Each of Heritage and Heritage Bank is duly qualified to do business and is in good standing in the States of the United States and foreign jurisdictions where the failure to be duly qualified, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it. Each of Heritage and its Subsidiaries has in effect all federal state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted, the absence of which, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Heritage.

(C) SHARES. The outstanding shares of Heritage’s capital stock are validly issued and outstanding, fully paid and non-assessable, and subject to no preemptive rights. Except as Previously Disclosed in SCHEDULE 4.2(C), there are no shares of capital stock or other equity securities of it or its Subsidiaries outstanding and no outstanding Rights with respect thereto.

(D) HERITAGE SUBSIDIARIES. Heritage has Previously Disclosed in SCHEDULE 4.2(D) a list of all of its Subsidiaries. Each of its Subsidiaries that is a bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and applicable regulations under such statute. No equity securities of any of its Subsidiaries are or may become required to be issued (other than to Heritage or one of its Subsidiaries) by reason of any Rights with respect thereto. There are no contracts, commitments, understandings or arrangements by which any of its Subsidiaries is or may be bound to sell or otherwise issue any shares of such Subsidiary’s capital stock, and there are no contracts, commitments, understandings or arrangements relating to the rights of Heritage or its Subsidiaries, as applicable, to vote or to dispose of such shares. All of the shares of capital stock of each of its Subsidiaries held by Heritage or one of its Subsidiaries are fully paid and non-assessable and are owned by Heritage or one of its Subsidiaries free and clear of any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance. Each of its Subsidiaries is in good standing under the laws of the jurisdiction in which it is incorporated or organized, and is duly qualified to do business and in good standing in the jurisdictions where the failure to be duly qualified is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on it. Except as Previously Disclosed in SCHEDULE 4.2(D), Heritage does not own beneficially, directly or indirectly, any shares of any equity securities or similar interests of any corporation, bank, partnership, joint venture, business trust, association or other organization. In the case of representations by Heritage, the deposits of its Subsidiaries that are banks are insured by the Bank Insurance Fund and the Savings Association Insurance Fund of the FDIC.

(E) CORPORATE POWER. Each of Heritage and Heritage Bank has the corporate power and authority to carry on its business as it is now being conducted and to own all its material properties and assets.

(F) CORPORATE AUTHORITY. This Agreement has been authorized by all necessary corporate action of Heritage and such agreement is a valid and binding agreement of Heritage, enforceable against Heritage in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. As of the Execution Date, no approval by Heritage’s shareholders of the Agreement is required.

(G) NO DEFAULTS. Subject to receipt of the required regulatory approvals referred to in Section 6.1, and the required filings under federal and state securities laws, and except as Previously Disclosed in SCHEDULE 4.2(G), the execution, delivery and performance of its obligation under this Agreement and the Employment Agreements and the consummation by Heritage and each of its Subsidiaries of the transactions contemplated by this Agreement do not and will not (1) constitute a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Heritage or of any of its Subsidiaries or to which Heritage or any of its Subsidiaries or its or their properties is subject or bound, which breach, violation or default is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Heritage, (2) constitute a breach or violation of, or a default under, the Articles of Incorporation, Charter or Bylaws of its or any of its Subsidiaries, or (3) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license or the consent or approval of any other party to any such agreement, indenture or instrument, other than any such consent or approval that, if not obtained, would not be reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Heritage.

(H) FINANCIAL REPORTS. Except as Previously Disclosed in SCHEDULE 4.2(H), in the case of Heritage, its Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and all other documents filed or to be filed subsequent to December 31, 2004 under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed with the SEC (in each such case, the “Heritage Financial Reports”), did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets in or incorporated by reference into the Heritage Financial Reports (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which it relates as of its date, and each of the statements of income and changes in shareholders’ equity and cash flows or equivalent statements in the Heritage Financial Reports (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in shareholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein in each case in accordance with GAAP, except as may be noted therein, subject to normal and recurring year-end audit adjustments in the case of unaudited statements.

(I) NO EVENTS. Except as Previously Disclosed on SCHEDULE 4.2(I), since December 31, 2004, no event has occurred which is reasonably likely to have a Material Adverse Effect on it.

(J) LITIGATION; REGULATORY ACTION. Except as Previously Disclosed in SCHEDULE 4.2(J) no litigation, proceeding or controversy before any court or governmental agency is pending that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Heritage or its Subsidiaries or that alleges claims under any fair lending law or other law relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act, and, to the best of its knowledge, no such litigation, proceeding or controversy has been threatened; and except as Previously Disclosed in SCHEDULE 4.2(J), neither Heritage nor any of its Subsidiaries or any of its or their material properties or their officers, directors or controlling persons is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, any Regulatory Authority, and neither Heritage nor any of its Subsidiaries has been advised by any of such Regulatory Authorities that such authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum or understanding, commitment letter or similar submission.

(K) COMPLIANCE WITH LAWS. Except as Previously Disclosed in SCHEDULE 4.2(K), each of Heritage and its Subsidiaries:

(1) Has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to own its businesses presently conducted and that are material to the business of it and its Subsidiaries taken as a whole; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to its best knowledge, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current;

(2) Has received no notification or communication from any Regulatory Authority or the staff thereof (a) asserting that Heritage or any of its Subsidiaries is not in compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, which, as a result of such noncompliance in any such instance, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Heritage or its Subsidiaries, (b) threatening to revoke any license, franchise, permit or governmental authorization, which revocation, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on Heritage or its Subsidiaries, or (c) requiring any of Heritage or its Subsidiaries (or any of its or their officers, directors or controlling persons) to enter into a cease and desist order, agreement or memorandum of understanding (or requiring the board of directors thereof to adopt any resolution or policy);

(3) Is not required to give prior notice to any federal banking or thrift agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior executive; and

(4) Is in compliance in all material respects with all fair lending laws or other laws relating to discrimination, including the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act and the Home Mortgage Disclosure Act.

(L) REPORTS. Since January 1, 2002, each of Heritage and its Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (1) the FDIC, (2) the Department, (3) the OCC, (4) the Federal Reserve Board, and (5) any other Regulatory Authorities having jurisdiction with respect to Heritage and its Subsidiaries. As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date with respect to reports and documents filed before the Execution Date), each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the Regulatory Authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(M) NO KNOWLEDGE. Heritage and its Subsidiaries know of no reason why the regulatory approvals referred to in Section 6.1 should not be obtained.

(N) ACCURACY OF INFORMATION. The statements with respect to Heritage and its Subsidiaries contained in this Agreement, the Schedules and any other written documents executed and delivered by or on behalf of Heritage or any other Party pursuant to the terms of this Agreement are true and correct in all material respects, and such statements and documents do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

(O) DERIVATIVES CONTRACTS. None of Heritage or its Subsidiaries is a party to or has agreed to enter into a Derivatives Contract or owns securities that are referred to as “structured notes” except for those Derivatives Contracts and structured notes Previously Disclosed in SCHEDULE 4.2(O) includes a list of any assets of Heritage or its Subsidiaries that are pledged as security for each such Derivatives Contract.

(P) ABSENCE OF UNDISCLOSED LIABILITIES. Neither Heritage nor any of its Subsidiaries has any obligation or liability (contingent or otherwise) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it, except (1) as reflected the Heritage Financial Reports prior to the Execution Date, and (2) for commitments and obligations made, or liabilities incurred, in the ordinary course of business consistent with past practice since December 31, 2004. Since December 31, 2004, neither Heritage nor any of its Subsidiaries has incurred or paid any obligation or liability (including any obligation or liability incurred in connection with any acquisitions in which any form of direct financial assistance of the federal government or any agency thereof has been provided to any Subsidiary) that, individually or in the aggregate, is reasonably likely to have a Material Adverse Effect on it.

ARTICLE V. COVENANTS

Each of WWB and WSB hereby covenants to Heritage and Heritage Bank, and each of Heritage and Heritage Bank hereby covenants to WWB and WSB, that:

5.1 BEST EFFORTS. Subject to the terms and conditions of this Agreement and, in the case of WWB and WSB, to the exercise by their respective Boards of Directors of such Boards’ fiduciary duties, each Party shall use its best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Corporate Merger by June 30, 2006, and to otherwise enable consummation of the transactions contemplated by this Agreement, and shall cooperate fully with the other Parties to that end (it being understood that any amendments to the Registration Statement or a re-solicitation of proxies as a consequence of a Heritage Transaction shall not violate this covenant).

5.2 THE PROXY. In the case of WWB: it shall promptly assist Heritage in the preparation of a proxy statement (the “Proxy Statement”) to be mailed to the holders of WWB Common Stock in connection with the transactions contemplated by this Agreement and to be filed by Heritage in a registration statement (the “Registration Statement”) with the SEC as provided in Section 5.7, which shall conform to all applicable legal requirements, and it shall call a special meeting (the “Meeting”) of the holders of WWB Common Stock to be held as soon as practicable for purposes of voting upon the transactions contemplated by this Agreement and WWB shall use its best efforts to solicit and obtain votes of the holders of WWB Common Stock in favor of the transactions contemplated by this Agreement and, subject to the exercise of its fiduciary duties, the Board of Directors of WWB shall recommend approval of such transactions by such holders.

5.3 REGISTRATION STATEMENT COMPLIANCE WITH SECURITIES LAWS. When the Registration Statement or any post-effective amendment or supplement thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the date of the Meeting, such Registration Statement, and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by or on behalf of WWB relating to WWB or its Subsidiaries and by or on behalf of Heritage relating to Heritage or its Subsidiaries, (A) will comply in all material respects with the provisions of the Securities Act and any other applicable statutory or regulatory requirements, and (B) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading; PROVIDED, HOWEVER, in no event shall any Party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement made in reliance upon, and in conformity with, written information concerning another Party furnished by or on behalf of such other Party specifically for use in the Registration Statement.

5.4 REGISTRATION STATEMENT EFFECTIVENESS. Heritage will advise WWB, promptly after Heritage receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Heritage Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

5.5 PRESS RELEASES. WWB and WSB will not, without the prior approval of Heritage, and Heritage and Heritage Bank will not, without the prior approval of WWB, issue any press release or written statement for general circulation relating to the transactions contemplated by this Agreement, except as otherwise required by law.

5.6 ACCESS; INFORMATION.

(A) Upon reasonable notice, WWB and WSB shall afford Heritage and its officers, employees, counsel, accountants and other authorized representatives, access, during normal business hours throughout the period up to the Effective Date, to all of the properties, books, contracts, commitments and records of WWB and its Subsidiaries and, during such period, WWB and WSB shall furnish promptly (and cause its accountants and other agents to furnish promptly) to Heritage (1) a copy of each material report, schedule and other document filed by WWB and its Subsidiaries with any Regulatory Authority, and (2) all other information concerning the business, properties and personnel of WWB and its Subsidiaries as Heritage may reasonably request, provided that no investigation pursuant to this Section 5.6 shall affect or be deemed to modify or waive any representation or warranty made by WWB or WSB in this Agreement or the conditions to the obligations of WWB and WSB Bank to consummate the transactions contemplated by this Agreement; and

(B) Heritage will not use any information obtained pursuant to this Section 5.6 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement and, if this Agreement is terminated, will hold all confidential information and documents obtained pursuant to this paragraph in confidence (as provided in Section 8.7) unless and until such time as such information or documents become publicly available other than by reason of any action or failure to act by Heritage or as it is advised by counsel that any such information or document is required by law or applicable stock exchange rule to be disclosed, and in the event of the termination of this Agreement, Heritage will, upon request by WWB, deliver to WWB all documents so obtained by Heritage or destroy such documents and, in the case of destruction, will certify such fact to WWB.

5.7 REGISTRATION STATEMENT PREPARATION; REGULATORY APPLICATIONS PREPARATION. Heritage shall, as promptly as practicable following the Execution Date, prepare and file the Registration Statement with the SEC with respect to the shares of Heritage Common Stock to be issued to the holders of WWB Common Stock pursuant to this Agreement, and Heritage shall use its best efforts to cause the Registration Statement to be declared effective as soon as practicable after the filing thereof. Heritage shall, as promptly as practicable following the Execution Date, prepare and file all necessary notices or applications with Regulatory Authorities having jurisdiction with respect to the transactions contemplated by this Agreement.

5.8 AFFILIATE AGREEMENTS. Each person who may be deemed to be an “affiliate” of WWB for purposes of Rule 145 under the Securities Act, will execute and deliver to Heritage on or before the Execution Date, an agreement in the form attached hereto as EXHIBIT C restricting the disposition of such affiliate’s shares of WWB Common Stock, and, in the case of “affiliates” of WWB, the shares of Heritage Common Stock to be received by such person in exchange for such person’s shares of WWB Common Stock. Heritage agrees to use its best efforts to maintain the availability of Rule 145 for use by such “affiliates”.

5.9 CERTAIN POLICIES OF WWB AND WSB. WWB and WSB, each shall, at Heritage’s request, modify and change its loan, litigation and other reserve and real estate valuation policies and practices (including loan classifications and levels of reserves for contracts to be terminated), and generally conform its operating, lending and compliance policies and procedures, immediately prior to the Effective Date so as to be consistent on a mutually satisfactory basis with those of Heritage and GAAP; PROVIDED, HOWEVER, that prior to any such modification or change, Heritage shall certify that the conditions to the obligation of Heritage under Section 6.1 and 6.2 to consummate the transactions contemplated by this Agreement, other than the condition set forth in Section 6.1(G), have been satisfied or waived. WWB’s and WSB’s representations, warranties, covenants and conditions contained in this Agreement shall not be deemed to be untrue, breached or unsatisfied in any respect for any purpose as a consequence of any modifications or changes undertaken pursuant to this Section 5.9.

5.10 STATE TAKEOVER LAW. WWB shall not take any action that would cause the transactions contemplated by this Agreement to be subject to any applicable state takeover statute, and WWB shall take all necessary steps to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or, if necessary, challenge the validity or applicability of, any applicable state takeover law.

5.11 NO RIGHTS TRIGGERED. Except for those consents of Third Parties Previously Disclosed on SCHEDULE 5.11, WWB shall take all necessary steps to ensure that the entering into of this Agreement and the consummation of the transactions contemplated by this Agreement (including the Mergers) and any other action or combination of actions, or any other transactions contemplated by this Agreement, do not and will not (A) result in the grant of any rights to any Person under the Articles of Incorporation or Bylaws of WWB or under any agreement to which WWB or any of its Subsidiaries is a party, or (B) restrict or impair in any way the ability of Heritage or Heritage Bank to exercise the rights granted under this Agreement.

5.12 SHARES LISTED. Heritage shall use its best efforts to cause to be listed, prior to the Effective Date, on the NASDAQ National Market upon official notice of issuance the shares of Heritage Common Stock to be issued to the holders of WWB Common Stock.

5.13 REGULATORY APPLICATIONS. Heritage and Heritage Bank, each shall (A) promptly prepare and submit applications to the appropriate Regulatory Authorities for approval of the Mergers, and (B) promptly make all other appropriate filings to secure all other approvals, consents and rulings that are necessary for the consummation of the Mergers by Heritage.

5.14 REGULATORY DIVESTITURES. In the case of WWB: No later than the Effective Date, WWB shall cease engaging in such activities as Heritage shall advise WWB in writing are not permitted to be engaged in by Heritage under applicable law following the Effective Date and, to the extent required by any Regulatory Authority as a condition of approval of the transactions contemplated by this Agreement, WWB shall divest any Subsidiary engaged in activities or holding assets that are impermissible for Heritage or Heritage Bank, on terms and conditions agreed to by Heritage; PROVIDED, HOWEVER, that prior to taking such action, Heritage shall certify that the conditions to the obligations of Heritage under Sections 6.1 and 6.2 to consummate the transactions contemplated by this Agreement has been satisfied.

5.15 CURRENT INFORMATION.

(A) During the period from the Execution Date to the Effective Date, each of WWB and Heritage shall, and shall cause its representatives to, confer on a regular and frequent basis with representatives of the other.

(B) Each of WWB and Heritage shall promptly notify the other of (1) any material change in the business or operations of it or its Subsidiaries, (2) any material complaints, investigations or hearings (or communications indicating that the same may be contemplated) of any Regulatory Authority relating to it or its Subsidiaries, (3) the initiation or threat of material litigation involving or relating to it or its Subsidiaries, or (4) any event or condition that might reasonably be expected to cause any of its representations or warranties set forth in this Agreement not to be true and correct in all material respects as of the Effective Date or prevent it or its Subsidiaries from fulfilling its or their obligations under this Agreement.

5.16 INSURANCE. WWB will cause the persons serving as officers and directors of WWB and WSB immediately prior to the Effective Date to be covered for a period of three (3) years after the Effective Date by the current policies of directors and officers liability insurance maintained by WWB with respect to acts or omissions of officers and directors, in their capacity as such, occurring on or prior to the Effective Date, with the same policy limits ($1,000,000) in effect on the Execution Date. The cost to obtain the insurance coverage shall not exceed $15,000 without the prior written approval of Heritage. The provisions of this Section 5.16 are intended to be for the benefit of, and shall be enforceable by, each of the present and former officers and directors of WWB and WSB and each such person’s respective heirs and representatives.

5.17 POST-MERGER ACTIONS. Following the Corporate Merger, neither Heritage nor any of its affiliates shall take any action that will adversely affect the federal income tax treatment of the Corporate Merger to the shareholders of WWB, including failing to continue at least one historic business line of WWB or to use at least a significant portion of WWB’s historic assets in a business, in each case within the meaning of Treas. Reg. ss.1.368-1(d). Heritage agrees to assume liability for all material contracts not previously terminated as listed in Schedule 4.1(N).

5.18 CERTAIN ACTIONS.

(A) Except with respect to this Agreement and the transactions contemplated hereby, neither WWB, WWB Bank nor any of their directors, officers, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, “Representatives”) shall, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries with respect to or the making of any Acquisition Proposal (as defined below).

(B) Notwithstanding anything herein to the contrary, WWB and its Board of Directors shall be permitted to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person, if and only to the extent that (a) WWB’s Board of Directors concludes in good faith and, after consultation with counsel with respect to its fiduciary duties to WWB’s shareholders under applicable law, that such Acquisition Proposal would reasonably be expected to result in a Superior Proposal (as defined below), (b) prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, WWB’s Board of Directors receives from such person an executed confidentiality agreement, and (c) prior to providing any information or data to any person or entering into discussions or negotiations with any person, WWB’s Board of Directors notifies Heritage promptly of such inquiries, proposals, or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any inquiries, proposals or offers.

(C) WWB agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the Execution Date with any parties conducted heretofore with respect to any Acquisition Proposal.

(D) For purposes of this Section 5.18:

(1) The term “Acquisition Proposal” means any tender offer or exchange offer or any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving WWB or WSB or any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, WWB or WSB, other than the transaction contemplated or permitted by this Agreement.

(2) The term “Superior Proposal” means, with respect to WWB and WSB, any written Acquisition Proposal made by a person other than Heritage which is for (i) (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving WWB or WSB, (b) a sale, lease, exchange, transfer, or other disposition of at least 50% of the assets of WWB or WSB, taken as a whole, in a single transaction or a series of related transactions, or (c) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of the WWB Common Stock or the WSB Common Stock whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (ii) which is otherwise on terms which the Board of Directors of WWB in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal, (a) would, if consummated, result in a transaction that is more favorable to its shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement, and (b) is reasonably capable of being completed.

5.19 BENEFIT PLANS. Upon consummation of the Mergers, all employees of WWB and its Subsidiaries shall be deemed to be at-will employees of Heritage and its subsidiaries. From and after the Effective Date, employees of WWB and its Subsidiaries shall be entitled to participate in the pension, employee benefit and similar plans (including stock option, bonus or other incentive plans) on substantially the same terms and conditions as similarly situated employees of Heritage and its Subsidiaries. Heritage agrees to honor all payments required under any contracts listed on Schedule 4.1(GG)(1). With the exception of stock option plans, for the purpose of determining eligibility to participate in such plans and the vesting of benefits under such plans (but not for the accrual of benefits), Heritage shall give effect to years of service with WWB or WWB’s Subsidiaries, as the case may be, as if such service were with Heritage or its Subsidiaries. Employees of WWB and its Subsidiaries will be entitled to carry over unused vacation days and sick leave accrued as of the Effective Date.

ARTICLE VI. CONDITIONS TO CONSUMMATION OF THE MERGERS

6.1 CONDITIONS TO EACH PARTY’S OBLIGATIONS. The respective obligations of each Party to consummate the transactions contemplated by this Agreement are subject to the written waiver by such Party or the fulfillment on or prior to the Effective Date of each of the following conditions:

(A) SHAREHOLDER VOTE. This Agreement shall have been duly approved by the requisite vote of WWB’s shareholders under applicable law and the Articles of Incorporation and Bylaws of WWB.

(B) NO PENDING OR THREATENED CLAIMS. No claim, action, suit, investigation or other proceeding shall be pending or threatened before any court or governmental agency which presents a substantial risk of the restraint or the prohibition of the transactions contemplated by this Agreement or the obtaining of material damages or other relief in connection therewith.

(C) REGULATORY APPROVALS. The Parties shall have procured all necessary regulatory consents and approvals by the appropriate Regulatory Authorities, and any waiting periods relating thereto shall have expired; PROVIDED, HOWEVER, that no such approval or consent shall have imposed any condition or requirement not normally imposed in such transactions that, in the opinion of Heritage, would deprive Heritage of the material economic or business benefits of the transactions contemplated by this Agreement.

(D) NO INJUNCTION. There shall not be in effect any order, decree or injunction of any court or agency of competent jurisdiction that enjoins or prohibits consummation of any of the transactions contemplated by this Agreement.

(E) EFFECTIVE REGISTRATION STATEMENT. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Regulatory Authority.

(F) TAX OPINION. Heritage and WWB shall have received an opinion from Gerrish McCreary Smith, PC to the effect that (1) the Corporate Merger constitutes a reorganization under Section 368 of the Code, and (2) no gain or loss will be recognized by shareholders of WWB who receive shares of Heritage Common Stock in exchange for their shares of WWB Common Stock, except that gain or loss may be recognized as to cash received in lieu of fractional share interests, and, in rendering their opinion, Gerrish McCreary Smith, PC may require and rely upon representations contained in certificates of officers of Heritage, WWB and others.

(G) NASDAQ LISTING. The shares of Heritage Common Stock to be issued pursuant to this Agreement shall have been approved for listing on the NASDAQ National Market subject only to official notice of issuance.

6.2 CONDITIONS TO OBLIGATIONS OF HERITAGE. The obligations of Heritage and Heritage Bank to consummate the transactions contemplated by this Agreement also are subject to the written waiver by Heritage or the fulfillment on or prior to the Effective Date of each of the following conditions:

(A) PERFORMANCE. Each of the material acts, covenants and undertakings of WWB to be performed at or before the Effective Date shall have been duly performed in all material respects.

(B) REPRESENTATIONS AND WARRANTIES. The representations and warranties of WWB contained in this Agreement shall be true and correct on and as of the Effective Date with the same effect as though made on and at the Effective Date, except for any such representations and warranties that specifically relate to an earlier date, which shall be true and correct as of such earlier date.

(C) LEGAL OPINION. Heritage shall have received a legal opinion, dated the Effective Date, from Keller Rohrback, L.L.P. in the form of EXHIBIT D.

(D) OFFICERS’ CERTIFICATE. (1) Each of the representations and warranties contained in this Agreement of WWB and WSB shall be true and correct in all material respects as of the Execution Date and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective Date, except for any such representations and warranties that specifically relate to an earlier date, which shall be true and correct as of such earlier date and except as otherwise provided in Section 5.8, and (2) each and all of the agreements and covenants of WWB and WWB Bank to be performed and complied with pursuant to this Agreement on or prior to the Effective Date shall have been duly performed and complied with in all material respects, and Heritage shall have received a certificate signed by the chief executive officers, chief financial officers, and chief lending officers of WWB and WSB dated the Effective Date, to such effect.

(E) RECEIPT OF AFFILIATE AGREEMENTS. On or before the Execution Date, Heritage shall have received from each affiliate of WWB the agreement referred to in Section 5.8.

(F) NO MATERIAL ADVERSE CHANGE. During the period from the Execution Date to the Effective Date, there shall have occurred or be threatened no change relative to: (1) the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), prospects, operations, liquidity, income or condition (financial or otherwise) of WWB and/or its Subsidiaries which is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on WWB and/or its Subsidiaries (including changes resulting from a natural disaster), other than any such effect attributable to or resulting from (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in GAAP (as defined herein) or regulatory accounting principles applicable to banks or their holding companies generally, (iii) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (iv) any action or omission of WWB or Heritage or any Subsidiary of either of them taken with the prior written consent of the other party hereto, (v) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby; or (2) the ability of WWB and WSB to consummate the transactions contemplated hereby.

(G) DISSENTERS’ RIGHTS. The number of shares of WWB Common Stock for which cash is to be paid because dissenters’ rights of appraisal under the Appraisal Laws shall have been effectively preserved as of the Effective Date or because of the payment of cash in lieu of fractional shares of Heritage Common Stock shall not exceed in the aggregate 10% of the outstanding shares of WWB Common Stock.

(H) VOTING AGREEMENTS. As of the Execution Date, Heritage shall have received from each director and executive officer of WWB the Voting Agreement in substantially the same form set forth as EXHIBIT A.

(I) DIRECTOR’S AGREEMENT. As of the Execution Date, Heritage shall have received from each outside director of WWB the Director’s Agreement in substantially the same form set forth as EXHIBIT B.

(J) NON-COMPETITION/NON-SOLICITATION AGREEMENTS. As of the Execution Date, the Non-Competition/Non-Solicitation Agreement of L. Anthony Tebeau and the Non-Solicitation Agreement of Paula Vinson substantially in the form of EXHIBIT E and EXHIBIT F, shall have been duly executed and delivered to Heritage.

(K) PARACHUTE PAYMENTS. None of the payments to be made on the change in control benefits to WWB and WSB executives or directors are “golden parachute payments” as defined under Section 280(G) of the Internal Revenue Code.

(L) MINIMUM CAPITAL. As of the Effective Date, WWB shall have a minimum consolidated equity capital of at least $3,609,000.

(M) TRUST PREFERRED SECURITIES. Heritage shall have received written confirmation that WWB has redeemed and paid off its outstanding trust preferred securities and that all tax returns for the statutory trust have been filed with no further current or potential liability to Heritage.

(N) LEASE EXTENSION. Heritage shall have received written agreement from the landlord of WWB’s and WSB’s main office building permitting Heritage to assume the existing lease and the existing extension (authorizing continued occupation through 2017) with no assumption fee.

(O) REDONDO OFFICE SITE. As of the effective date, WSB’s lease on its second office site shall be terminated at no cost and with no penalty to Heritage or to WWB or WSB. The building at that site shall be removed from the books of WWB, WSB and Washington State Bank Real Estate Holdings, Inc. (“Holdings”) at a loss after tax not exceeding $101,640. In addition, the building is to be sold for cash with no financing provided by WWB or WSB.

(P) STRUCTURAL IMPROVEMENTS. The cost of the recommended structural improvements to the main office of WSB shall be borne by WSB. The cost of the recommended structural improvements `shall not exceed $25,000.

6.3 CONDITIONS TO OBLIGATIONS OF WWB AND WSB. The obligations of WWB and WSB to consummate the transactions contemplated by this Agreement also are subject to the written waiver by WWB and WSB or the fulfillment on or prior to the Effective Date of each of the following conditions:

(A) PERFORMANCE. Each of the material acts, covenants and undertakings of Heritage to be performed at or before the Effective Date shall have been duly performed in all material respects.

(B) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Heritage contained in this Agreement shall be true and correct on and as of the Effective Date with the same effect as though made on and at the Effective Date, except for any such representations and warranties that specifically relate to an earlier date, which shall be true and correct as of such earlier date; provided in each case that any such failure to be true and correct, individually or in the aggregate, would have a Material Adverse Effect on Heritage.

(C) LEGAL OPINION. WWB shall have received a legal opinion, dated the Effective Date, from Gerrish McCreary Smith, PC in the form of EXHIBIT G.

(D) OFFICER’S CERTIFICATE. (1) Each of the representations and warranties of Heritage and Heritage Bank contained in this Agreement shall be true and correct in all material respects as of the Execution Date and upon the Effective Date with the same effect as though all such representations and warranties had been made on the Effective Date, except or any such representations and warranties that specifically relate to an earlier date, which shall be true and correct as of such earlier date, and (2) each and all of the agreements and covenants of Heritage and Heritage Bank to be performed and complied with pursuant to this Agreement on or prior to the Effective Date shall have been duly performed and complied with in all material respects, and WWB shall have received a certificate signed by an executive officer of Heritage and Heritage Bank dated the Effective Date, to such effect.

(E) NO MATERIAL ADVERSE CHANGE. During the period from the Execution Date to the Effective Date, there shall have occurred or be threatened no change relative to: (1) the business, property, assets (including loan portfolios), liabilities (whether absolute, contingent or otherwise), prospects, operations, liquidity, income or condition (financial or otherwise) of Heritage and/or its Subsidiaries which is reasonably likely, individually or in the aggregate to have a Material Adverse Effect on Heritage and/or its Subsidiaries, other than any such effect attributable to or resulting from (i) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (ii) any change in GAAP (as defined herein) or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (iii) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, (iv) any action or omission of WWB or Heritage or any Subsidiary of either of them taken with the prior written consent of the other party hereto, or (v) any expenses incurred by such party in connection with this Agreement or the transactions contemplated hereby; or (2) the ability of Heritage and/or its Subsidiaries to consummate the transactions contemplated hereby.

(F) FAIRNESS OPINION. WWB’s financial advisor, McAdams Wright Ragen, Inc., shall not have withdrawn its fairness opinion described in Section 4.1(EE) prior to the Effective Date.

ARTICLE VII. TERMINATION

7.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Date, before or after approval of the matters presented in connection with the Corporate Merger by the holders of WWB Common Stock, under each of the following conditions:

(A) MUTUAL CONSENT. By the mutual consent of Heritage and WWB, if the Board of Directors of each so determines by vote of a majority of the members of its entire board.

(B) DELAY. By Heritage or WWB in the event the Corporate Merger is not consummated by June 30, 2006, unless the failure of the consummation of the transactions to occur shall be due to the failure of the party seeking to terminate this Agreement to perform its obligations hereunder in a timely manner; PROVIDED, HOWEVER, that Heritage may not terminate the Agreement pursuant to this Section 7.1(B), if such delay results from amendments to the Registration Statement or a resolicitation of proxies as a consequence of a Heritage Transaction, or any other acquisition or sale transaction, or any offering of securities, in which Heritage is involved, and PROVIDED, FURTHER, that a party may not terminate the Agreement pursuant to this Section 7.1(B) if it is in material breach of any of the provisions of this Agreement.

(C) NO FAIRNESS OPINION. By WWB in the event the fairness opinion described in Section 6.3(F) is not received or is withdrawn; provided, however, if this Agreement is terminated in reliance upon this Section 7.1(C) and WWB enters into any Acquisition Agreement providing for any transaction described in clause (1) or clause (2) of Section 5.18(D) on or before June 30, 2007 following the termination of this Agreement pursuant to this Section 7.1(C), WWB shall pay to Heritage $500,000 (less any Termination Fee Amount previously paid).

(D) NO REGULATORY APPROVALS. By Heritage or WWB, in the event that any of the required regulatory approvals described in Section 6.1(C) are denied (or should any such required approval be conditioned upon a substantial deviation from the transactions contemplated); PROVIDED HOWEVER, that either party may extend the term of this Agreement for a sixty (60) day period to prosecute diligently and overturn such denial provided that such denial has been appealed within fourteen (14) business days of the receipt thereof.

(E) BREACH OF WARRANTY. By Heritage or WWB (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Effective Date; PROVIDED, HOWEVER, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(E) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the transactions contemplated hereby under Section 6.2(B) (in the case of a breach of representation or warranty by WWB or WWB Bank) or Section 6.3(B) (in the case of a breach of representation or warranty by Heritage or Heritage Bank).

(F) BREACH OF COVENANT. By Heritage or WWB (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty (30) days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Effective Date.

(G) SUPERIOR PROPOSAL. By WWB, in the event that the Board of Directors of WWB determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal (as defined in Section 5.18) it would not be consistent with its fiduciary duties to WWB and to WWB’s shareholders under applicable law to continue with the transactions contemplated under this Agreement; PROVIDED, HOWEVER, that the Board of Directors of WWB may terminate this Agreement pursuant to this Section 7.1(G) solely in order to concurrently enter into a letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to a Superior Proposal; provided further, however, that this Agreement may be terminated pursuant to this Section 7.1(G) only after the fifth day following Heritage’s receipt of written notice advising Heritage that the Board of Directors of WWB is prepared to accept a Superior Proposal, and only if, during such five-day period, if Heritage so elects, WWB and its advisors shall have negotiated in good faith with Heritage to make such adjustments in the terms and conditions of this Agreement as would enable Heritage to proceed with the transactions contemplated herein on such adjusted terms.

(H) HERITAGE CONDITION PRECEDENT. By Heritage as a result of a Material Adverse Change in WWB or WSB as set forth in Section 6.2(F).

(I) WWB CONDITION PRECEDENT. By WWB as a result of a Material Adverse Change in Heritage or Heritage Bank as set forth in Section 6.3(E).

(J) HERITAGE AVERAGE CLOSING PRICE. By Heritage, by written notice to WWB within two (2) business days immediately following the date of determination of the Heritage Average Closing Price, in the event that the Heritage Average Closing Price is less than $19.00. If Heritage declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchanges of shares or similar transaction between the Execution Date and the Effective Date, the prices of the Heritage Common Stock shall be appropriately adjusted for the purposes of applying this Section 7.1(J).

7.2 EFFECT OF TERMINATION.

(A) In the event of termination of this Agreement by either Heritage or WWB as provided in Section 7.1, this Agreement shall forthwith become void and have no effect except (1) Sections 5.6(B), 5.18, 7.1(D), 7.2 and 8.5 through 8.7 shall survive any termination of this Agreement, and (2) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

(B) If either party terminates this Agreement pursuant to Section 7.1(E) or Section 7.1(F) by reason of the other party’s breach of this Agreement or if WWB or WSB terminates this Agreement pursuant to Section 7.1(G), the non-breaching party shall be entitled to a payment equal to $500,000 (the “Termination Fee Amount”) from the breaching party.

(C) In the event that an Acquisition Proposal with respect to WWB shall have been made known to WWB and shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of WWB, and thereafter (1) this Agreement is terminated by either Heritage or WWB pursuant to Section 7.1(B) hereof and prior to such termination the shareholders of WWB shall not have previously approved the Merger, and (2) WWB consummates any Acquisition Agreement providing for any transaction described in Section 5.18 on or before June 30, 2007 then upon the first occurrence of an event contemplated by clause (2) of this Section 7.2(C) WWB shall pay Heritage $500,000 (less any Termination Fee Amount previously paid).

(D) WWB and Heritage agree that the agreements contained in Sections 7.2(B) and 7.2(C) above are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

ARTICLE VIII. OTHER MATTERS

8.1 SURVIVAL. Only those agreements and covenants in this Agreement that by their express terms apply in whole or in part after the Effective Date shall survive the Effective Date. All other representations, warranties, and covenants shall be deemed only to be conditions of the Mergers and shall not survive the Effective Date. If the Mergers are abandoned and this Agreement is terminated, the provisions of ARTICLE VII. shall apply and the agreements of the Parties in Sections 8.6 and 8.7 shall survive such abandonment and termination.

8.2 AMENDMENT. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any date before or after approval of the matters presented in connection with the Corporate Merger by the shareholders of WWB; PROVIDED, HOWEVER, that after any approval of the transactions contemplated by this Agreement by WWB’s shareholders, there may not be, without further approval of such shareholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to WWB shareholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.3 EXTENSION; WAIVER. At any time prior to the Effective Date, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations or other acts of the other party hereto, (B) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (C) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.4 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that both Parties need not sign the same counterpart.

8.5 GOVERNING LAW. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Washington, except as federal law may be applicable.

8.6 EXPENSES. Each Party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated by this Agreement, except printing expenses which shall be shared equally between WWB and Heritage.

8.7 CONFIDENTIALITY. Except as otherwise provided in Section 5.6(B), each of the Parties and their respective agents, attorneys and accountants will maintain the confidentiality of all information provided in connection herewith which has not been publicly disclosed.

8.8 NOTICES. All notices, requests and other communications hereunder to a “Party” shall be in writing and shall be deemed to have been duly given when delivered by hand, telegram, certified or registered mail, overnight courier, telecopy or telex (confirmed in writing) to such Party at its address set forth below or such other address as such Party may specify by notice to the Parties.

If to Heritage or Heritage Bank to:	HERITAGE FINANCIAL CORPORATION
201 5th Avenue SW
Olympia, WA 98501
Attn: Donald V. Rhodes, Chairman/CEO

With a copy to:	Jeffrey C. Gerrish
Gerrish McCreary Smith, PC
700 Colonial Road, Suite 200
Memphis, TN 38117

If to WWB or WSB, to:	WESTERN WASHINGTON BANCORP
32303 Pacific Highway South
Federal Way, WA 98003
Attn: L. Anthony Tebeau, President/CEO

With a copy to:	Glen P. Garrison
Keller Rohrback L.L.P.
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052

8.9 ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES.

(A) This Agreement (including the Exhibits and Schedules hereto) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

(B) This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and, other than the provisions of Section 5.17, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

8.10 HEADINGS. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this instrument to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

HERITAGE FINANCIAL CORPORATION

By:	/s/ DONALD V. RHODES
Donald V. Rhodes Chairman and Chief Executive Officer

HERITAGE BANK

By:	/s/ BRIAN L. VANCE
Brian L. Vance President and Chief Executive Officer

WESTERN WASHINGTON BANCORP

By:	/s/ L. ANTHONY TEBEAU
L. Anthony Tebeau President and Chief Executive Officer

WASHINGTON STATE BANK

By:	/s/ L. ANTHONY TEBEAU
L. Anthony Tebeau President and Chief Executive Officer

Exhibit A

VOTING AGREEMENT

Each of the undersigned who together comprise all of the members of the Board of Directors of Western Washington Bancorp, Inc. (the “Company”) and Washington State Bank, NA (the “Bank”), approves the Agreement and Plan of Mergers dated as of January 24, 2006 (the “Plan”) between Heritage Financial Corporation, the Company, Heritage Bank and the Bank, and, except as otherwise required by applicable law, including without limitation his fiduciary duties to the Company’s shareholders, agrees to (a) vote his shares of Company Common Stock in favor of the transactions contemplated by the Plan (collectively, the “Mergers”), (b) recommend to the shareholders of the Company that they approve the Plan, and (c) refrain from any actions or omissions inconsistent with the foregoing.

This approval may be executed in one or more facsimile counterparts, each of which shall be deemed an original, but all of which taken together will constitute one and the same document.

Richard C. Bragg	Dennis McCleerey

John T. Butcher	Edwin A. Opstad

Jerry R. Elrod	L. Anthony Tebeau

Exhibit B

DIRECTOR’S AGREEMENT

This Agreement is made and entered into as of the 24th day of January, 2006, between HERITAGE FINANCIAL CORPORATION., a Washington corporation and Heritage Bank, (collectively “Heritage”) and                      (“Director”), a director of Western Washington Bancorp, Inc. (“Bancorp”) and Washington State Bank, NA (the “Bank”) (Bancorp and the Bank, collectively, being the “Company”).

Recitals

1. Pursuant to the terms of the Agreement and the Plan of Mergers dated as of the 24th day of January, 2006 (the “Plan”) among Heritage and the Company, Bancorp will be merged into Heritage Financial Corporation, and the Bank will be merged into Heritage Bank.

2. The obligation of Heritage to consummate the transactions contemplated by the Plan is conditioned upon its receipt of non-competition agreements from directors of the Company.

3. Director is a shareholder of Bancorp as well as a director of the Company.

Agreement

In consideration of the performance of Heritage under the Plan, Director agrees that for a period of two (2) years after he ceases to be a director of the Company or its successor, he will not, directly or indirectly, become interested in, as a promoter, principal shareholder, director or officer of, any financial institution that competes or will compete with Heritage or any of its subsidiaries or their affiliates within Pierce County, Thurston County or King County in the State of Washington.

Director also agrees that during this two (2) year period, Director (or any agent acting on behalf of Director) will not directly or indirectly solicit or attempt to solicit on behalf or for the benefit of any financial institution (i) any employees of the Company, Heritage, or any of their subsidiaries or affiliates, to leave their employment for employment with another financial institution or (ii) any customers of the Company, Heritage, or any of their subsidiaries or affiliates to remove their business from the Company, Heritage, or any of their subsidiaries or affiliates. Solicitation prohibited under this section includes solicitation by any means, including, without limitation, meetings, telephone calls, letters or other mailings, electronic communication of any kind, and internet communications.

For purposes of this Agreement, the term “principal shareholder” means any person who owns, directly or indirectly, five percent (5%) or more of the outstanding shares of any voting class of equity security of a company.

Director recognizes and agrees that any breach of this Agreement by him will entitle Heritage and any of its successors or assigns to injunctive relief and/or specific performance, as well as any other legal or equitable remedies to which such entities may otherwise be entitled. The substantially prevailing party in any such dispute will be entitled to recover from the other party its costs and expenses, including specifically, reasonable attorneys’ fees.

The provisions of this Agreement are severable, and the invalidity of any provision will not affect the validity of other provisions. If a court of competent jurisdiction deems that the duration, geographic scope, or other restriction imposed by this Agreement is unenforceable, such court may reform the restriction as is necessary to make such restriction enforceable.

Executed as of the 24th day of January, 2006.

HERITAGE FINANCIAL CORPORATION	DIRECTOR

By:
Its:

Exhibit C

WESTERN WASHINGTON BANCORP, INC.

AFFILIATE UNDERTAKINGS AND AGREEMENTS

A. The undersigned understands that he or she may be deemed to be an “affiliate” of Western Washington Bancorp, Inc. (“Company”) with respect to the matters set forth below, and further understands that:

1. Pursuant to the Agreement and Plan of Mergers, dated January 24, 2006 (the “Plan”), between Heritage Financial Corporation. (“Heritage”), the Company, and Heritage Bank and Washington State Bank, NA execution of this document is a condition to the merger transactions (“Mergers”) contemplated by the Plan.

2. Pursuant to the Securities and Exchange Commission (“SEC”) Rule 145 (“Rule 145”) under the Securities Act of 1933, as amended (“Act”), the transferability of the Heritage Common Stock received by affiliates in connection with the Merger will be restricted.

B. The undersigned hereby agrees and undertakes not to transfer, sell or otherwise dispose of any shares of Heritage Common Stock received in connection with the Mergers, except (a) pursuant to an effective Registration Statement under the Act covering such Heritage Common Stock, or (b) as permitted by the provisions of Rule 145 under the Act, or (c) if the undersigned furnishes to Heritage an opinion of counsel, satisfactory to counsel for Heritage, to the effect that registration under the Act is not required for the proposed sale, transfer or other disposition, or (d) if the undersigned furnishes to Heritage a copy of a “no-action” or interpretive letter from the staff of the SEC to the effect that the proposed sale, transfer or other disposition of such Heritage Common Stock may be effected without registration under the Act.

C. The undersigned is not aware of any plan or intention on the part of any Company shareholder or shareholders collectively holding 50% or more of the outstanding shares of the Company to sell or otherwise dispose of Heritage Common Stock to be received in the Merger.

D. The undersigned understands that Heritage will furnish to the undersigned upon his or her written request a written statement that Heritage has complied with the reporting requirements specified in paragraph (c)(1) of Rule 144 under the Act, and that Heritage will so comply as long as the undersigned holds the Heritage Common Stock received in connection with the Merger.

E. The undersigned further understands and agrees that Heritage will issue stop-transfer instructions to its transfer agent respecting shares of Heritage Common Stock issued to the undersigned in connection with the Merger, and that the restrictive legend set forth below will be placed on certificates delivered to the undersigned evidencing such shares of Heritage Common Stock:

“The shares evidenced by this certificate were received by an “affiliate” of a corporation in a transaction (the acquisition of Western Washington Bancorp, Inc.) pursuant to Rule 145 of the Securities and Exchange Commission under the Securities Act of 1933, as amended. The transferability, sale or other disposition of these shares is thus restricted. Reference is made to a letter agreement and undertaking signed by such affiliate, a copy of which is on file in the principal office of Heritage Financial Corporation., for a description of the restrictions on the transfer of shares represented hereby.”

F. The term “Heritage Common Stock” as used in this letter shall mean and include not only the common stock of Heritage as presently constituted, but also any other stock which may be issued in exchange for, in lieu of, or in addition to, all or any party of such common stock.

G. This Agreement may be signed in one or more facsimile counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

IN WITNESS WHEREOF, I have signed my name on this 24th day of January, 2006.

Director, Executive Officer, or
Principal Shareholder

Print Name

Accepted and Agreed To:

HERITAGE FINANCIAL CORPORATION

By:

Its:

APPENDIX B

DISSENTERS’ RIGHTS UNDER THE WASHINGTON BUSINESS CORPORATION ACT Chapter 13 of the Washington Business Corporation Act

RCW 23B.13.010 Definitions. As used in this chapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

(3) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

RCW 23B.13.020 Right to dissent.

(1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

(e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder’s shares shall terminate upon the occurrence of any one of the following events:

(a) The proposed corporate action is abandoned or rescinded;

(b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

(c) The shareholder’s demand for payment is withdrawn with the written consent of the corporation.

RCW 23B.13.030 Dissent by nominees and beneficial owners.

(1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

RCW 23B.13.200 Notice of dissenters’ rights.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(2) If corporate action creating dissenters’ rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall deliver a notice to all shareholders entitled to assert dissenters’ rights that the action was taken and send them the notice described in RCW 23B.13.220.

RCW 23B.13.210 Notice of intent to demand payment.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights must (a) deliver to the corporation before the vote is taken notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.220 Dissenters’ rights—Notice.

(1) If proposed corporate action creating dissenters’ rights under RCW 23B.13.020 is authorized at a shareholders’ meeting, the corporation shall deliver a notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

(2) The notice must be sent within ten days after the effective date of the corporate action, and must:

(a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

(e) Be accompanied by a copy of this chapter.

RCW 23B.13.230 Duty to demand payment.

(1) A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder’s certificates, all in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder’s shares under this chapter.

RCW 23B.13.240 Share restrictions.

(1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

RCW 23B.13.250 Payment.

(1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(b) An explanation of how the corporation estimated the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under RCW 23B.13.280; and

(e) A copy of this chapter.

RCW 23B.13.260 Failure to take action.

(1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters’ notice under RCW 23B.13.220 and repeat the payment demand procedure.

RCW 23B.13.270 After-acquired shares.

(1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter’s demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter’s right to demand payment under RCW 23B.13.280.

RCW 23B.13.280 Procedure if shareholder dissatisfied with payment or offer.

(1) A dissenter may deliver a notice to the corporation informing the corporation of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under RCW 23B.13.250, or reject the corporation’s offer under RCW 23B.13.270 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

(c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter’s shares.

RCW 23B.13.300 Court action.

(1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the superior court of the county where a corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6) Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

RCW 23B.13.310 Court costs and counsel fees.

(1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

APPENDIX C

McAdams Wright Ragan

January 24, 2006

Board of Directors

Western Washington Bancorp

32303 Pacific Hwy. South Federal Way, WA 98003

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the common shareholders of Western Washington Bancorp (“WWB”) from Heritage Financial Corporation (“HFWA”) pursuant to the terms of the Definitive Merger Agreement (the “Agreement”), dated January 24, 2006, between WWB and HFWA, whereby WWB will be merged with and into HFWA.

In connection with the proposed merger transaction (the “Transaction”), each issued and outstanding share of WWB common stock, along with its associated rights, shall be exchanged in a 40% cash and 60% common stock transaction, and WWB will merge with and into HFWA at the effective date of the Transaction. The value of the gross aggregate consideration is valued at $8,965,883. The consideration is comprised of $3,408,101 in cash and $5,112,152 in HFWA common stock, or $50.90 per share based on 167,392 WWB shares outstanding. In addition, option holders will receive the spread between the exercise price of the options of $21.77 and the purchase price per share of $50.90, or $29.13 per option for the 15,298 options outstanding, for a total cash for options of $445,630. The Agreement provides the complete terms of the proposed transaction, and this summary is qualified in its entirety by reference thereto.

McAdams Wright Ragen, Inc. (“MWR”), as a part of its corporate finance services, is periodically engaged in valuation and advisory services provided to the directors, officers and shareholders of both public and private financial institutions with respect to the fairness, from a financial point of view, of the consideration to be received in merger and acquisition transactions, such as that proposed by the Agreement. With particular regard to our qualifications for rendering an opinion as to the fairness, from a financial point of view, of the consideration to be received by WWB pursuant to the Agreement, our corporate finance department’s professionals have advised numerous Northwest community banks and thrifts regarding fairness of merger and capital transactions in the past ten years. WWB has agreed to pay a fee for our financial advisory services and for rendering this opinion letter and the accompanying report.

In connection with rendering this opinion, we have, among other things: (i) reviewed the Agreement dated January 24, 2006; (ii) reviewed WWB’s unaudited financials for the twelve months ended December 31, 2005; (iii) reviewed WWB’s audited financial statements for the twelve months ended December 31, 2004, the twelve months ended December 31, 2003, and the twelve months ended December 31, 2002; (iv) reviewed certain internal financial analyses and certain other forecasts prepared by and reviewed with the management of WWB; (v) conducted interviews with senior management of WWB regarding the past and current business operations, results thereof, and financial condition; (vi) reviewed the current market environment generally and the financial services industry environment in particular; (vii) reviewed the prices paid in recent comparable mergers and acquisitions; reviewed audited financial information for the fiscal year ended December 31, 2002 and unaudited financial information of HFWA for the three months ended December 31, 2004, March 31, 2005, June 30, 2005 and September 30, 2005, included in the Forms 10-K and 10-Q filed with the U.S. Securities and Exchange Commission; (viii) reviewed the price ranges and dividend history for HFWA common stock; (ix) conducted interviews with senior management of HFWA regarding the past and current business operations, results thereof, and financial condition; and (x) reviewed such other information, studies and analyses, performed such other investigations and took into account such other matters as we deemed appropriate.

C-1

In conducting our review and arriving at our opinion we have assumed and relied on the accuracy and completeness of all financial information publicly available and supplied or otherwise made available to us by WWB management. We have not independently verified such information nor have we undertaken an independent appraisal of the assets or liabilities of WWB or HFWA. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the senior management of WWB as of the date of this letter.

This opinion is necessarily based upon economic, market and other conditions as they exist and should be evaluated as of the date of this letter. In rendering our opinion, we have assumed that in the course of obtaining the necessary approvals for the Agreement, no restrictions, limitations or conditions will be imposed that would have a material adverse effect on the expected benefits of the Agreement to WWB’s shareholders or the ability to consummate the Agreement.

This opinion is being furnished for the use and benefit of the Board of Directors of WWB and is not intended to be, nor constitutes, a recommendation to any shareholder as to how such shareholder should vote with respect to the Agreement. We express no opinion on matters of a legal, regulatory, tax or accounting nature or the ability of the Agreement to be consummated. No limitations were imposed on us regarding the scope of our investigation or otherwise by WWB or HFWA.

In reliance upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Agreement consideration to be issued by HFWA to the WWB shareholders pursuant to the Agreement is fair, from a financial point of view, to the shareholders of WWB.

We hereby consent to the reference to our firm in the proxy statement or prospectus related to the merger transaction and to the inclusion of our opinion as an exhibit to the proxy statement or prospectus related to the merger transaction.

Very truly yours

/s/  MCADAMS WRIGHT RAGEN

C-2

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (“WBCA”) contain specific provisions relating to indemnification of directors and officers of Washington corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advance of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by the statute, subject to certain conditions set forth in the statute.

Pursuant to Heritage’s articles of incorporation, Heritage will, to the fullest extent permitted by the WBCA, reimburse and indemnify the directors and officers of Heritage, its subsidiaries and affiliates for expenses, judgments, fines and amounts paid in settlement incurred by such person in connection with any legal action, suit or proceeding by reason of the fact that such person is or was a director or officer, except (a) if the acts or omissions of the person are adjudged to be in violation of law, (b) if such person is liable to the corporation for an unlawful distribution, or (c) if such person personally received a benefit to which he or she was not entitled. In addition, Heritage’s articles of incorporation provide that the directors of Heritage shall not be personally liable for monetary damages to Heritage for certain breaches of their fiduciary duty as directors, except for liabilities that involve intentional misconduct by the directors, the authorization or illegal distributions to shareholders or loans to directors or receipt of an improper personal benefit from their actions as directors.

Item 21. Exhibits and Financial Statement

(a) Exhibits

Exhibit Number	Description of Document
2	Agreement and Plan of Mergers dated January 24, 2006, by and among Heritage Financial Corporation, Heritage Bank, Western Washington Bancorp and Washington State Bank, NA (incorporated by reference to appendix A to the Proxy Statement/Prospectus in this registration statement).

3.1	Articles of Incorporation of registrant are incorporated herein by reference to Heritage’s Registration Statement on Form S-1 (Reg. No. 333-35573) declared effective on November 12, 1997.

3.2	Bylaws of Heritage are incorporated herein by reference to Heritage’s Registration Statement on Form S-1 (Reg. No. 333-35573) declared effective on November 12, 1997.

5	Opinion of Gerrish McCreary Smith, PC regarding legality of securities.

8	Opinion of Gerrish McCreary Smith, PC regarding federal income tax consequences.

10.1	Form of director’s agreement of WWB directors (incorporated by reference to appendix B to the proxy statement/prospectus in this registration statement).

10.2	Form of voting agreement of WWB directors (incorporated by reference to appendix A to the proxy statement/prospectus in this registration statement).

Exhibit Number	Description of Document
10.3	Non-competition/non-solicitation agreement of L. Anthony Tebeau with Heritage.

10.4	Non-solicitation agreement of Paula A. Vinson with Heritage.

21.1	Subsidiaries of the Registrant: (i) Heritage Bank; (ii) Central Valley Bank

23.1	Consent of Gerrish McCreary Smith, PC (contained in its opinion filed as exhibit 5).

23.2	Consent of Gerrish McCreary Smith, PC as to its tax opinion (contained in its opinion filed as exhibit 8).

23.3	Consent of Independent Registered Public Accounting Firm.

23.4	Consent of McAdams Wright Ragen, Inc., WWB’s financial advisor.

24	Power of attorney.

99.1	Form of proxy to be mailed to shareholders of WWB.

(b) Financial Statement Schedules

Not applicable.

(c) Reports, Opinions or Appraisals

Opinion of McAdams Wright Ragen, Inc. (incorporated by reference to appendix C to the Proxy Statement/Prospectus).

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (“Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 20 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Olympia, State of Washington on March 30, 2006.

HERITAGE FINANCIAL CORPORATION

By:	/s/ DONALD V. RHODES Donald V. Rhodes Chairman and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors of HERITAGE FINANCIAL CORPORATION does hereby constitute and appoint DONALD V. RHODES, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and reconstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign a registration statement on Form S-4 of Heritage Financial Corporation, and any and all amendments thereto, including post-effective amendments, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or the substitutes for such attorneys-in-fact and agents, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ LYNN M. BRUNTON Lynn M. Brunton	March 30, 2006

/s/ BRIAN S. CHARNESKI Brian S. Charneski	March 30, 2006

/s/ GARY B. CHRISTIANSEN Gary B. Christiansen	March 30, 2006

/s/ JOHN A. CLEES John A. Clees	March 30, 2006

/s/ PETER N. FLUETSCH Peter N. Fluetsch	March 30, 2006

/s/ DARYL D. JENSEN Daryl D. Jensen	March 30, 2006

/s/ JEFFREY S. LYON Jeffrey S. Lyon	March 30, 2006

/s/ JAMES P. SENNA James P. Senna	March 30, 2006

/s/ BRIAN L. VANCE Brian L. Vance	March 30, 2006

/s/ PHILIP S. WEIGAND Philip S. Weigand	March 30, 2006

EXHIBIT INDEX

Exhibit Number	Description of Document
2	Agreement and plan of mergers dated January 24, 2006, by and among Heritage Financial Corporation, Heritage Bank, Western Washington Bancorp and Washington State Bank, NA. (incorporated by reference to appendix A to the Proxy Statement/Prospectus in this registration statement).

3.1	Articles of Incorporation of Heritage are incorporated herein by reference to Heritage’s Registration Statement on Form S-1 (Reg. No. 333-35573) declared effective on November 12, 1997.

3.2	Bylaws of Heritage are incorporated herein by reference to Registration Statement on Form S-1 (Reg. No. 333-35573) declared effective on November 12, 1997.

5	Opinion of Gerrish McCreary Smith, PC regarding legality of securities.

8	Opinion of Gerrish McCreary Smith, PC regarding federal income tax consequences.

10.1	Form of director’s agreement of WWB directors (incorporated by reference to appendix B to the Proxy Statement/Prospectus in this registration statement).

10.2	Form of voting agreement of WWB directors (incorporated by reference to appendix A to the Proxy Statement/Prospectus in this registration statement).

10.3	Non-competition/non-solicitation agreement of L. Anthony Tebeau with Heritage.

10.4	Non-competition/non-solicitation agreement of Paula A. Vinson with Heritage.

21.1	Subsidiaries of the Registrant: (i) Heritage Bank; (ii) Central Valley Bank

23.1	Consent of Gerrish McCreary Smith, PC (contained in its opinion filed as exhibit 5).

23.2	Consent of Gerrish McCreary Smith, PC as to its tax opinion (contained in its opinion filed as exhibit 8).

23.3	Consent of Independent Registered Public Accounting Firm.

23.4	Consent of McAdams Wright Ragen, Inc., WWB’s financial advisor.

24	Power of attorney (contained in the signature page of the registration statement).

99.1	Form of proxy to be mailed to shareholders of WWB.